THE POWER BEHIND THE BRAND

ENERGIZER HOLDINGS, INC.
2010 ANNUAL REPORT

Financial Highlights



Energizer Holdings, Inc. is a consumer goods company operating globally in the broad categories of household and personal care products. The Household Products Division offers consumers a broad range of portable power solutions and lighting products, anchored by the universally recognized Energizer® and Eveready® brands. The Personal Care Division offers a diversified range of consumer products in the wet shave, skin care, feminine care and infant care categories with well-established brand names such as Schick® and Wilkinson Sword® men's and women's shaving systems and disposable razors; Edge® and Skintimate® shave preparations; Playtex® tampons, infant feeding, Diaper Genie® and gloves; Banana Boat® and Hawaiian Tropic® sun care products; and Wet Ones® moist wipes. With commercial and production operations in 50 countries and distribution in more than another 110, the company markets its products throughout most of the world. Energizer is traded on the NYSE under the ticker symbol ENR.

Year Ended September 30, (in millions, except per share data)	**2010**	**2009**	**2008**	**2007**	**2006**
Net Earnings					
Net Earnings, excluding inventory write-up	**$403.0**	$300.1	$345.8	$321.4	$260.9
Acquisition inventory write-up, net of taxes[a]		(2.3)	(16.5)		
Net Earnings	**$403.0**	$297.8	$329.3	$321.4	$260.9
Diluted Earnings Per Share					
Net Earnings, excluding inventory write-up	**$ 5.72**	$ 4.76	$ 5.87	$ 5.51	$4.14
Acquisition inventory write-up, net of taxes(a)		(0.04)	(0.28)		
Net Earnings	**$ 5.72**	$ 4.72	$ 5.59	$ 5.51	$4.14
Diluted Weighted-Average Shares Outstanding	**70.5**	63.1	58.9	58.3	63.1
Free Cash Flow[b]					
Operating Cash Flow	**$652.4**	$489.2	$466.5	$445.3	$373.0
Capital Expenditures	**(108.7)**	(139.7)	(160.0)	(88.6)	(94.9)
Free Cash Flow	**$543.7**	$349.5	$306.5	$356.7	$278.1

In addition to its earnings presented in accordance with generally accepted accounting principles (GAAP), Energizer has presented certain non-GAAP measures in the table above, which it believes are useful to readers in addition to traditional GAAP measures. These measures should be considered as an alternative to, but not superior to or as a substitute for, the comparable GAAP measures.

(a) Earnings are presented with and without the impact of a write-up on inventory acquired through the purchase of the Edge and Skintimate shave preparation brands in 2009 and the purchase of Playtex Products, Inc. in 2008. GAAP requires inventory to be valued at fair market value less the cost of disposal and a profit allowance for the selling effort, as opposed to its historical manufacturing cost. As a result, there was an allocation of purchase price to the acquired inventory in both 2009 and 2008. 2009 includes a charge of $3.7 million, pre-tax, or $2.3 million, after-tax, higher than historical manufacturing cost. 2008 includes a charge of $27.5 million, pre-tax, or $16.5 million, after-tax, higher than historical manufacturing cost. Inventory value and cost of product sold for all product manufactured after the acquisition date are based upon actual production costs, as dictated by GAAP. Energizer believes presenting earnings excluding the inventory write-up is useful to investors as an additional basis for comparison to the prior and subsequent periods.

(b) Free cash flow is defined as net cash provided by operating activities net of additions to property, plant and equipment. The Company views free cash flow as an important indicator of its ability to repay debt, fund growth and return cash to shareholders. Free cash flow is not a measure of the residual cash flow that is available for discretionary expenditures, since the Company has certain non-discretionary obligations, such as debt service, that are not deducted from the measure.

Net Sales
in billions



2006	2007	2008	2009	2010
$3.08	$3.37	$4.33	$4.00	**$4.25**

Earnings Per Share



2006	2007	2008	2009	2010
$4.14	$5.51	$5.59	$4.72	**$5.72**

2000

WE BEGAN AS AN INDEPENDENT BATTERY AND FLASHLIGHT COMPANY WITH ANNUAL REVENUES OF NEARLY $2.0 BILLION IN 2000. Today, our Household Products Division sets the industry standard for innovation in portable power, and our full portfolio of battery products, anchored by the


Energizer®
max®
™

Energizer® and Eveready® brand names, allows us to provide retailers with proven category management solutions while offering consumers superior brands. In a business in which brand matters, our brand equity, represented by the iconic Energizer Bunny,® is a vital competitive asset that has never been stronger.


AA4
Energizer
max


AA8
Energizer
ULTIMATE
8X


Energizer


Energizer
recharge
SMART


Energizer
INDUSTRIAL

* vs. Energizer Max. Results may vary by device.



Ward M. Klein, Chief Executive Officer

To Our Shareholders

Fiscal 2010 was a year of notable accomplishments. First, our commitment to financial and strategic discipline enabled us to deliver solid gains in sales, earnings and cash flow while strengthening our balance sheet by growing cash and reducing net debt. This performance was particularly gratifying in the wake of the difficult year we faced in 2009 and the continuing challenges of the economic environment.

Second, we demonstrated our ongoing commitment to innovation with the introduction of significant new products, specifically the Schick Hydro® shaving system, a product that is redefining the wet shave market. Schick Hydro is an important new growth platform for us, and we are very pleased with its initial acceptance.

Finally, fiscal 2010 marked our tenth year as a public company. Over that period, our revenues have more than doubled, from nearly $2 billion in 2000 to more than $4.2 billion in 2010, a compound annual growth rate of over 8%. And since our spin-off in 2000, earnings per share increased at a compound annual growth rate of 12%.

And that performance has been recognized by the market: $100 invested in our stock when we started trading in March of 2000 was worth more than $280 at the end of our 2010 fiscal year. Over that same period, an investment in the Dow Jones Industrial Average would have had only a 2% annual return while an investment in the S&P 500 Index would have lost money.

SEGMENT BREAKDOWN

2010 Fiscal Year End


52%
48%
55%
45%

Sales
Household Products
Personal Care

Profit
Household Products
Personal Care

The Power Behind the Brand

Insight, discipline and innovation have resulted in a full and diversified portfolio of powerful brands and have been central to our profound transformation in our 10 years as a public company. Most recently, the strength of our brands has enabled us to not simply weather the recent economic downturn but emerge as a stronger company, with important new and strengthened growth platforms and a solid balance sheet.

As a battery company in 2000, we participated in basically two categories; batteries and flashlights, where we tended to be the number two player. Today, we have become a diversified consumer goods company with a balanced portfolio and first or second share positions in 12 market segments in the U.S.

With commercial and production operations in 50 countries from which we market and sell to more than 160 countries, our battery business has always had a strong global presence. Our combination of leading brands with strong manufacturing and sales organizations fuels our current performance and provides important growth opportunities.

Energizer Holdings' transformation began in 2003 with our purchase of Schick Wilkinson Sword, which became our Personal Care segment. Schick Wilkinson diversified us beyond batteries, solidly positioning us in the attractive wet shave market and opening up additional opportunities for growth.

We moved quickly to seize those opportunities with innovation and


Schick®

IN 2003, WE DIVERSIFIED INTO PERSONAL CARE with the acquisition of Schick Wilkinson Sword, the second-largest manufacturer of wet shave products in the world. We've grown our shave business with innovation, starting with our 2003 launch of Schick Intuition® for women and Schick Quattro® for men; together, those two platforms delivered over $520 million in sales in 2010. And in 2010, we launched a revolution in shaving with the Schick Hydro,® which incorporates new technology that combines a close shave with skin comfort.


Schick
HYDRO
5


Intuition


Schick
QUATTRO


Schick
Quattro


Schick
XTREME3
4

opportunistic acquisitions. With our wet shave platform in place, we extended it in 2003 with the introduction of Intuition, a totally new product for women, and the Quattro® family of shaving products.

Our October 2007 acquisition of Playtex broadened our Personal Care presence by bringing us leading brands and products in the skin care, feminine care and infant care markets. The Edge® and Skintimate® shave preparation business, acquired in 2009 at the height of the recession, strengthened our shaving business.

And, we continued to drive internal growth through innovation, most recently with the Schick Hydro® launch in 2010.

The Values Behind the Brand

I am proud of the changes at Energizer, but I am even more proud of the things that haven't changed. We remain true to our mission – through innovation, to simplify and enhance the lives of our customers and consumers better than anyone else. And we have never wavered from our focus on encouraging innovation and agility through decentralization of decision-making, or from our values, which include integrity and teamwork. Throughout our organization, we are committed to doing the right thing.

I am also proud of our sustainability program, which rests on three pillars. The first is environmental sustainability, embodied in our emphasis on efficient resource use and emission reduction to ensure the availability of natural resources for future generations. In 2007, we established 5-year goals for reducing water by 23%, waste by 19%, greenhouse gases by 18% and energy by 18%. By the end of fiscal 2010, we exceeded these goals for waste and greenhouse gases and are well on our way to meeting our water and energy reduction goals. The second is social sustainability, which commits us to providing a safe, healthy work environment while making a positive contribution to the communities in which we operate. And the third is economic sustainability, reflecting our understanding that we must meet the expectations of our shareholders while delivering on our environmental and social commitments.

DISCIPLINE

REDUCE	GOAL BY 2012	% OF GOAL ACHIEVED IN FY 2010
Water	23%	**65%**
Waste	19%	**+100%**
Greenhouse gases	18%	**+100%**
Energy	18%	**83%**

2010 Financial Results

Our fiscal 2010 results reflect a strong rebound from 2009, as revenues increased approximately 6% and earnings per share increased approximately 21% to $5.72. Favorable currencies, excluding Venezuela, of approximately $100 million; approximately $90 million from a full year of ownership of the Edge® and Skintimate® shave preparation brands; and the launch of Schick Hydro® were the main drivers behind the top-line growth.

With sales in over 160 countries, our international business continued to be a strong contributor to our performance, representing nearly 50% of revenues. Our battery business has had a long history in many of these markets, and we have been able to leverage our distribution network to extend our wet shave and sun care products into new markets. When we acquired Schick in 2003, its wet shave products were distributed in 80 markets. Now, our wet shave products can be found in over 140 countries, with international sales of these products having grown 28% since 2004. In addition, we have been able to expand the presence of Banana Boat® and Hawaiian Tropic® sun care products internationally and grow sales by 62% since acquiring these brands as part of the Playtex acquisition in October 2007.

In addition to the top- and bottom-line growth we saw this year, we were also able to improve our debt-to-EBITDA ratio from 3.14 to 1.00 at the beginning of the year to 2.70 to 1.00 at the end of year, and this does not include cash of $630 million. This improvement increases our financial flexibility going forward.

Our Businesses: Leading Brands, Leading Market Shares

Every day, families around the world bring Energizer products into their homes and into their lives. Customers know and trust our market-leading brands, and, through our two businesses, Household Products and Personal Care, we are well positioned in growing geographic regions and market segments. We rank first in batteries and second in wet shave both in the U.S. and around the world, and in the U.S. market we rank first in flashlights, shave prep, sun care, moist hand wipes, branded household gloves, infant feeding and diaper disposal systems, and second in plastic applicator tampons.

Household Products In fiscal 2010, our Household Products segment achieved solid financial results, with gains in sales, up 4% to $2.2 billion, and segment profit, which increased 13% to $451 million. These results reflected favorable currencies, higher sales and lower raw material prices.


NEW
HAWAIIAN
Tropic®
SHEER TOUCH
Lotion Sunscreen
skin-nourishing antioxidants
exotic island botanicals
very water resistant
15
UVB/SPF
WITH UVA
SUNSURE PROTECTION™
Protect • Pamper • Nourish
8 FL. OZ. (237 ml)

INNOVATION AND OPPORTUNISTIC ACQUISITIONS allowed us to grow our Personal Care business beyond wet shave. Our acquisition of Playtex in October 2007 brought scale and leading brands – including Playtex,® Hawaiian Tropic,® Banana Boat,® Diaper Genie® and Wet Ones® – in the Skin Care, Feminine Care, and Infant Care categories. Through innovation and acquisitions, our personal care business has grown from $868 million in sales in fiscal 2004 to over $2 billion in fiscal 2010.


JUMBO Pack
Playtex
Gentle Glide


Playtex
SPORT


Diaper
Genie II
elite


SPORT


Wet Ones
Antibacterial

Powered by our Energizer® and Eveready® brands, we are the global leader in batteries, with leading worldwide market share. Brands matter in the battery market, and led by our iconic brand symbols, such as the Energizer Bunny® in North America, our brand strength is at all-time highs. We are rated the number one long-lasting battery by consumers in the U.S., and we lead in several other important measures of brand strength.

We meet consumer needs with a full portfolio, leveraging our expertise in multiple battery chemistries, from carbon zinc to alkaline to lithium to nickel metal hydride. Carbon zinc batteries continue to sell well in emerging markets, with nearly one billion carbon zinc batteries sold annually. And at the top end of the product portfolio, we are an innovator and market leader in lithium and rechargeable batteries, offering a full range of products, including the first AA and AAA lithium batteries in the world.

Throughout its history, Energizer has been an innovation leader in batteries and lights. New or improved products in 2010 included miniature batteries for devices such as hearing aids, an array of LED flashlights and new battery chargers, including a new Qi-compliant Energizer® Inductive Charger for certain smart phones and other devices with Qi-enabled built-in rechargeable batteries.

Batteries continue to be a strong contributor to Energizer's sales, earnings and cash flow. The unit sales declines we experienced during the recession have moderated. However, we anticipate that market trends, with an increasing number of devices using built-in rechargeable battery systems, will have a long-term negative impact on the demand for primary batteries, particularly in developed economies. This trend, coupled with aggressive competitive activity in the U.S. and other markets, could put additional pressure on segment results going forward.

Restructuring the Battery Business

In order to combat this trend and improve our competitive position, our Board of Directors authorized management to undertake a multi-year program designed to accelerate investments in both geographic and product growth opportunities, streamline our worldwide manufacturing operations and improve the efficiency of our administrative operations. While the final plan is still being determined, it is expected to result in pre-tax charges in the range of $65 million to $85 million over the next twelve months, with the vast majority associated with manufacturing capacity rationalization. The remainder relates to overhead reductions. By the end of fiscal 2012, annual pre-tax savings, related primarily to headcount reduction and manufacturing efficiencies, are expected to be in the range of $25 million to $35 million.

It is important to keep these changes in perspective. Batteries are a large and attractive business now and for the foreseeable future. Our brand strength, share leadership, strong international manufacturing, distribution and sales organizations, and comprehensive product line are powerful assets. We have strong positions in growth areas such as Asia, Latin America and parts of Central and Eastern Europe, and our product portfolio enables us to pursue these growth prospects. We expect that our battery business will continue to provide a platform for the worldwide growth of all of our businesses.

INNOVATION



IT'S LIKE A BLAST OF HYDRATION.
Our new Schick Hydro razor provides a close shave while leaving skin refreshed.

Personal Care In fiscal 2010, sales for our Personal Care segment increased 8% to $2.0 billion, and segment profit increased 7% to $367 million. Increased sales were driven by higher Wet Shave sales due to the full-year ownership of Edge® and Skintimate,® the launch of Schick Hydro® and favorable currencies. Excluding currencies, segment profit was essentially flat as we supported the Schick Hydro® launch.

Since the 2003 acquisition of Schick Wilkinson Sword, our Personal Care segment has grown through acquisition and innovation to become a $2.0 billion business with number one or two market share positions in wet shave, sun and skin care, infant care and feminine care.

Innovations have included the introduction in 2003 of Intuition® for women and the Quattro® family of products, the first four-bladed shaving products for men and women. Over time, we have added new products to both of these product families, and together these brands now account for over $520 million in annual sales.

With the launch of Schick Hydro,® we created a powerful new growth platform in our wet shave business.


edge
with Cooling Conditioners
SENSITIVE SKIN
SHAVE GEL
with Aloe
ULTIMATE CLOSENESS
ULTIMATE COMFORT
NET WT. 7 OZ. (198 g)

2010

OUR DISCIPLINED FOCUS ON GROWTH meant that we continued to invest in the future despite the uncertain economy. Our 2009 acquisition of Edge® shaving products for men and Skintimate® shaving products for women brought us leading brands in the U.S. shave preparation category, strengthening our wet shave product line. Since 2000, Energizer has grown from a nearly $2 billion battery and flashlight company to a global consumer products company with revenues of over $4.2 billion.


Schick
HYDRO


WILKINSON
PROTECT


Skintimate


Skintimate


Skintimate

The product of five years of development, an investment of more than $150 million, and input from more than 15,000 consumers, Schick Hydro® launches the next stage in wet shave, moving the category beyond a focus on providing a close shave to providing a comfortable one. Our goal was revolution, not evolution, an objective captured in our "Free your skin" marketing campaign.

We built Schick Hydro® from the ground up, with new technology in skin guards, a hydrating gel reservoir that lasts longer than conventional lubricating strips, a flip trimmer and a new handle. The result is a new shaving system that provides a close shave while leaving skin refreshed with less irritation. We complemented it with a new line of Schick Hydro® shave gels that, when used with the Schick Hydro® razor, deliver a complete skin comfort system that goes beyond hair removal to care for men's skin.

We introduced Schick Hydro® in North America in April 2010, and followed with launches in Japan in August 2010 and Europe in October 2010. Our distribution build was the fastest we have ever executed, and this true innovation in men's shaving is being well received by consumers. Men are recognizing that Schick Hydro® delivers on its promise of a better shave at a better price.

Going forward, we believe Schick Hydro® can be an important platform for future domestic and international growth, similar to the way Intuition® and Quattro® have supported a variety of growth initiatives since their introduction.

While Schick Hydro® was our biggest initiative in fiscal 2010, we also strengthened our Personal Care product line with new Banana Boat® products and the restaging of the Hawaiian Tropic® line.

For Banana Boat,® we introduced new sport packaging with an easy grip design, and we strengthened our leadership in sun protection with a new SPF 100 lotion and a new SPF 85 lotion for kids. These products started shipping in the United States in December 2009.

We restaged Hawaiian Tropic® with new packaging and formulas. We introduced new fragrances that tested 30% better than the former fragrances in consumer preference research. The result has been broad account acceptance and significant increases in distribution. We supported the restage with a 50% increase in consumer support, including our first-ever national print campaign and extensive sampling. Our Infant Care business has continued to grow despite the economic slowdown, with 7% growth in fiscal 2009 and 2% growth in fiscal 2010. Innovation was an important contributor to that growth. We strengthened Diaper Genie,® the top-selling diaper disposal system in the United States, with the new Diaper Genie® II Elite, and sales have increased by 19% over the prior year. We also restaged the number one selling infant spill-proof cup, increasing revenues for cups and mealtime by 16%.

POSITIONING



INTERNATIONAL GROWTH

International sales of wet shave and sun care have grown 28% and 62%, respectively, since being acquired by Energizer.

The Power Behind the Future

Our ability in fiscal 2010 to deliver double-digit earnings growth and strengthen our balance sheet in a stressed economic environment was a noteworthy accomplishment. I am especially pleased with our performance because we did what we said we would do. We said we would maintain our disciplined approach to our balance sheet in the face of the economic uncertainty, and we did, growing cash and reducing net debt. We said we would continue to focus on innovation to fuel long-term growth, and we did, making a substantial investment in our future despite the economic environment.

While we will face increased spending on advertising and promotion related to our growth initiatives, including the launch of Schick Hydro® in additional markets in fiscal 2011, our brands and businesses are strong and we have important competitive assets and market leadership around the world.

Long-term, we remain committed to our objective of EPS growth of 8% to 10% – an objective we exceeded in 2010 and in most of the past 10 years.

Over our first decade as a public company, we have been fortunate to have a talented team of colleagues across the company and an outstanding Board of Directors. It's been a very eventful and successful first 10 years, and we're excited about the challenges and accomplishments that lie ahead of us in the next 10 years. Thank you for your support.

Ward M. Klein
Chief Executive Officer
Energizer Holdings, Inc.
November 23, 2010

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


Received SEC
DEC 13 2010
Washington, DC 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2010

Commission File No. 001-15401

Energizer®

ENERGIZER HOLDINGS, INC.

Incorporated in Missouri IRS Employer Identification No. 43-1863181
533 Maryville University Drive, St. Louis, Missouri 63141
Registrant's telephone number, including area code: 314-985-2000
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Energizer Holdings, Inc. Common Stock, par value $.01 per share	New York Stock Exchange, Inc.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes: ☒ No: ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.

Yes: ☐ No: ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes: ☒ No: ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes: ☒ No: ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.

☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting Company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer: ☒ Accelerated filer: ☐

Non-accelerated filer: ☐ Smaller reporting company: ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2) of the Exchange Act).

Yes: ☐ No: ☒

The aggregate market value of the voting common equity held by nonaffiliates of the registrant as of the close of business on March 31, 2010, the last day of the registrant's most recently completed second quarter: $4,338,799,632.

(For purpose of this calculation only, without determining whether the following are affiliates of the registrant, the registrant has assumed that (i) its directors and executive officers are affiliates, and (ii) no party who has filed a Schedule 13D or 13G is an affiliate. Registrant does not have a class of non-voting equity securities.)

Number of shares of Energizer Holdings, Inc. Common Stock ("ENR Stock"), $.01 par value, outstanding as of close of business on November 19, 2010: 70,583,751.

DOCUMENTS INCORPORATED BY REFERENCE

1. Portions of Energizer Holdings, Inc. 2010 Annual Report (Parts I and II of Form 10-K).

2. Portions of Energizer Holdings, Inc. Notice of Annual Meeting and Proxy Statement ("Proxy Statement") for our Annual Meeting of Shareholders which will be held January 18, 2011. The Proxy Statement will be filed within 120 days of the end of the fiscal year ended September 30, 2010. (Part III of Form 10-K).

Forward-Looking Statements

This document contains both historical and forward-looking statements. Forward-looking statements are not based on historical facts but instead reflect our expectations, estimates or projections concerning future results or events, including, without limitation; our expectations as to anticipated pre-tax restructuring charges and future cost savings; the impact of further decline in the battery category; our competitive position and market share presence in both Household Products and Personal Care categories; capital expenditures and other investments during fiscal 2011; advertising and promotional spending; the impact of foreign currency movements (excluding Venezuela); raw material and commodity costs; the impact of contractual purchase obligations; and the possibility of material environmental costs in excess of accruals.

These statements generally can be identified by the use of forward-looking words or phrases such as "believe," "expect," "anticipate," "may," "could," "intend," "belief," "estimate," "plan," "likely," "will," "should" or other similar words or phrases. These statements are not guarantees of performance and are inherently subject to known and unknown risks, uncertainties and assumptions that are difficult to predict and could cause our actual results, performance or achievements to differ materially from those expressed in or indicated by those statements. We cannot assure you that any of our expectations, estimates or projections will be achieved.

The forward-looking statements included in this document are only made as of the date of this document and we disclaim any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances.

Numerous factors could cause our actual results and events to differ materially from those expressed or implied by forward-looking statements, including, without limitation:

- the preliminary nature of the estimates related to the restructuring initiatives, and the possibility they may change as management develops and finalizes its plans;
- Energizer's ability to timely implement the strategic initiatives in a manner that will positively impact our financial condition and results of operation;
- the impact of the strategic initiatives on Energizer's relationships with its employees, its major customers and vendors;
- our ability to develop new products, improve operations and realize cost savings;
- our ability to continue planned advertising and other promotional spending and the impact thereon of lower than anticipated cash flows, or by alternative investment opportunities;
- our ability to execute its business strategy, achieve profitability, or maintain relationships with existing customers in our competitive businesses;
- our ability to predict consumer consumption trends with respect to the overall battery category although it is likely that they will continue to be significantly negatively impacted by declines in the proliferation or consumption of primary battery-powered devices;

- competitive promotional, pricing or product innovation activity, retailer inventory reductions or product placement decisions, and the loss of significant retailer customers;
- our ability to anticipate the impact of raw material and other commodity costs, and the difficulty in predicting with any accuracy whether raw material, energy and other input costs, or unit volumes, will stabilize, since such costs are impacted by multiple economic, political and other factors outside of the Company's control, and volumes are impacted by consumption and category trends that are difficult to assess;
- changes in the funding obligations for our pension plan;
- the extent of product liability claims and others claims against us;
- events that may disrupt our manufacturing facilities or supply channels;
- the effect of regulation on our business in the U.S. and abroad;
- the impact of changes in foreign, cultural, political and financial market conditions on our international operations;
- our ability to adequately protect our intellectual property rights;
- our ability to continue to make strategic acquisitions and achieve the desired financial results;
- the impact on our effective tax rate for the year of legislative or regulatory changes by federal, state and local, and foreign taxing authorities, as well as the profitability or losses of Energizer's various subsidiary operations in both high-tax and low-tax countries;
- our ability to estimate the impact of foreign currency exchange rates and offsetting hedges on Energizer's profitability for the year with any degree of certainty; and,
- the impact of prolonged recessionary conditions in key global markets where Energizer competes on local currency movements, which could impact current spot rates.

The risk factors set forth in our Annual Report on Form 10-K, in the section entitled "Risk Factors," could affect future results, causing our results to differ materially from those expressed in our forward-looking statements.

In addition, other risks and uncertainties not presently known to us or that we consider immaterial could affect the accuracy of any such forward-looking statements.

The list of factors above is illustrative, but by no means exhaustive. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty. Additional risks and uncertainties include those detailed from time to time in Energizer's publicly filed documents.

(Dollars in millions, except per share and percentage data)

PART I

Item 1. *Business.*

General

Energizer Holdings, Inc., incorporated in Missouri in 1999, is one of the world's largest manufacturers and marketers of primary batteries, portable lighting and personal care products in the wet shave, skin care, feminine care and infant care categories. On April 1, 2000, all of the outstanding shares of common stock of Energizer were distributed in a tax-free spin-off to shareholders of Ralston Purina Company.

Energizer is the successor to over 100 years of expertise in the battery and portable lighting products industry. Its brand names *Energizer* and *Eveready* have worldwide recognition for quality and dependability, and are marketed and sold in more than 165 countries.

On March 28, 2003, we completed the acquisition of the Schick-Wilkinson Sword (SWS) business from Pfizer, Inc. SWS is the second largest manufacturer and marketer of men's and women's wet shave products in the world. Its portfolio of products include: *Quattro* for Women, *Intuition*, *Lady Protector* and *Silk Effects Plus* women's shaving systems and *Hydro*, *Quattro* and *Protector* men's shaving systems, as well as the *Quattro*, *Xtreme 3*, and *Slim Twin/Exacta* disposables. SWS has over 75 years of history in the shaving products industry with a reputation for high quality and innovation in shaving technology. SWS products are sold in more than 140 countries.

On June 5, 2009, we completed the acquisition of the *Edge* and *Skintimate* shave preparation brands from S.C. Johnson & Son, Inc. (SCJ). This added U.S. market leading shave preparation brands to our existing wet shave product portfolio.

On November 23, 2010, we completed the acquisition of American Safety Razor, LLC, a Delaware limited liability company ("ASR"), as we acquired substantially all of the assets of ASR, including the assets of its U.S. subsidiaries and the stock of its non-U.S. subsidiaries, and assumed substantially all of the liabilities of ASR and its U.S. subsidiaries, for a cash purchase price of $301 million. ASR, founded in 1875, is the leading global manufacturer of private label / value wet shaving razors and blades, and industrial and specialty blades.

At the beginning of fiscal 2008, we completed the acquisition of all of the outstanding stock of Playtex Products, Inc. (Playtex), a leading manufacturer and marketer of well-recognized branded consumer products in North America. Its portfolio of products include *Playtex* feminine care products, *Playtex* infant care products, *Diaper Genie* diaper disposal systems, *Wet Ones* pre-moistened wipes, *Banana Boat* and *Hawaiian Tropic* sun care products, and *Playtex* household gloves.

Our subsidiaries operate a number of manufacturing and packaging facilities in 14 countries on five continents, as listed in Item 2 below, and as of September 30, 2010, employ over 4,500 colleagues in the United States and approximately 11,000 in foreign jurisdictions. These totals do not include the recently acquired ASR business which operates 9 manufacturing and packaging facilities in 6 countries and employs approximately 1,200 employees as of September 30, 2010.

On May 20, 2009, the Company completed a public offering of shares of common stock under which it sold 10,925,000 shares at a price to the public of $49.00 per share. The Company used the net proceeds of the offering to acquire the shave preparation business of S.C. Johnson & Son, Inc. and for general corporate purposes, including the repayment of indebtedness.

When we use the terms "Energizer," the "Company," "we," "us" or "our" in this Annual Report on Form 10-K, we mean Energizer Holdings, Inc. and its subsidiaries on a consolidated basis, unless we state or the context implies otherwise.

We use *Energizer*, *Schick*, *Wilkinson Sword*, *Playtex* and the Energizer, Schick, Wilkinson Sword and Playtex logos as our trademarks or those of our subsidiaries. Product names and company programs appearing throughout in italics are trademarks of Energizer Holdings, Inc. or its subsidiaries. This Annual Report on Form 10-K also may refer to brand names, trademarks, service marks and trade names of other companies and organizations, and these brand names, trademarks, service marks and trade names are the property of their respective owners.

Unless we indicate otherwise, we base the information concerning our industry contained or incorporated by reference herein on our general knowledge of and expectations concerning the industry. Our market position, market share and industry market size is based on our estimates using our internal data and estimates, based on data from various industry analyses, our internal research and adjustments and assumptions that we believe to be reasonable. We have not independently verified data from industry analyses and cannot guarantee their accuracy or completeness. In addition, we believe that data regarding the industry, market size and our market position and market share within such industry provide general guidance but are inherently imprecise. Further, our estimates and assumptions involve risks and uncertainties and are subject to change based on various factors, including those discussed in the "Risk factors" section of this Annual Report on Form 10-K. These and other factors could cause results to differ materially from those expressed in the estimates and assumptions.

Retail sales for purposes of market size, market position and market share information are based on retail sales in U.S. dollars.

Principal Products

Energizer operates in two segments: Household Products and Personal Care. For information about net sales, earnings before income taxes, depreciation and amortization, total assets and capital expenditures of each of our segments, and geographic segment information, including net sales to customers and long-lived assets, refer to Note 17 of the Notes to Consolidated Financial Statements.

Household Products

Energizer's Household Products division manufactures and markets one of the most extensive product portfolios in household batteries, specialty batteries and portable lighting products. We offer batteries using carbon zinc, alkaline, rechargeable and lithium technologies. These products are marketed and sold into the price, premium and performance segments. This allows us to penetrate the broad range of the market and meet most consumer needs. We distribute our portfolio of household and specialty batteries and portable lighting products through a global distribution network, which also provides a platform for the distribution of our personal care products. Since Energizer's invention of the first D cell battery in 1893, we have been committed to developing and marketing innovative new products for the portable power and portable lighting products market.

Energizer's long history of innovation includes the first to market the Alkaline battery, the first mercury-free Alkaline battery, the first mercury-free Hearing Aid battery and the "World's Longest Lasting AA and AAA Battery in High-Tech Devices" – Ultimate Lithium. Energizer recently introduced a new Qi-compliant inductive charger for certain smart phones and other devices with Qi enabled built-in rechargeable batteries, increasing the convenience to consumers of recharging batteries without wires and connectors. In addition, our portable lighting products business introduced a number of new products in recent years designed to meet a wide range of consumer, industrial and military needs. In particular, we have converted most of our products to lower energy consuming LED lighting and eliminated incandescent bulbs from most of our product offerings.

The battery category is highly competitive as brands compete for consumer acceptance and retail shelf space. Pricing actions in response to rising material costs have raised retail prices over time. However, pricing actions are not always available to fully offset material cost increases, especially in highly competitive markets.

While we continually engage in ongoing reviews of all of our categories, in an effort to provide greater clarity regarding the ongoing dynamics in the battery category, we completed a more in-depth analysis in fiscal 2010. While short-term measurements of category performance may fluctuate, this analysis indicated that an increasing number of devices are using built-in rechargeable battery systems, particularly in developed markets. We believe this continues to create a negative impact on the demand for primary batteries. This trend, coupled with aggressive competitive activity in the U.S. and other markets, could put additional pressure on segment results going forward.

Energizer is well positioned to meet the needs of customer and consumer demands for household and specialty batteries and portable lighting products, leveraging category expertise, retail understanding and its broad portfolio of products to give Energizer a strong presence across the retail channels. We believe we have a leading market share presence in most of the major markets in which we compete.

Personal Care

The Personal Care division includes wet shave products sold under the *Schick* and *Wilkinson Sword*, *Edge* and *Skintimate* brand names, skin care products sold under the *Banana Boat*, *Hawaiian Tropic*, *Wet Ones* and *Playtex* brand names, and Feminine Care and Infant Care products sold under the *Playtex* and *Diaper Genie* brand names.

We manufacture and distribute *Schick* and *Wilkinson Sword* razor systems, composed of razor handles and refillable blades, and disposable shave products for men and women. We market our wet shave products in more than 140 countries worldwide. Our primary markets are the U.S., Canada, Japan and the larger countries of Western Europe, and we estimate our overall share of the wet shave category for these major markets at approximately 20% for 2010, 2009 and 2008. We currently maintain the #2 global market share position in wet shaving. Category blade unit consumption has been relatively flat for a number of years. However, product innovations and corresponding increased per unit prices have accounted for category growth.

The category is extremely competitive with competitors vying for consumer loyalty and retail shelf space.

With the acquisition of the *Edge* and *Skintimate* shave preparation brands in fiscal 2009, we added U.S. market leading shave preparation products to our wet shave portfolio.

SWS has gained recognition for its innovation and development of new products designed to improve the shaving experience, including the introduction of the *Intuition* women's system in 2003, a unique system incorporating a three-bladed razor surrounded by a skin conditioning solid which lathers, shaves and provides extra moisture in one step. In 2003, SWS introduced the *Quattro* men's shaving system, the first four blade razor system for men. In 2010, SWS introduced *Schick Hydro*, a new men's shaving system, which incorporates new technologies including innovative skin protectors that act to smooth skin between blade tips and an advanced hydrating gel reservoir that lubricates throughout the shaving process. *Schick Hydro* is available in three and five blade models. Additionally, the Company launched a new line of *Schick Hydro* shave gels, which coupled with the *Schick Hydro* razor, delivers a complete skin comfort system that goes beyond hair removal to care for men's skin.

With the acquisition of Playtex, we added a diversified portfolio of well-recognized branded consumer products.

In skin care, we market sun care products under the *Banana Boat* and *Hawaiian Tropic* brands. We believe these brands, on a combined basis, hold a leading market share in the U.S. sun care category. The sun care category in the U.S. is segmented by product type such as general protection, tanning and babies; as well as by method of application such as lotions and sprays. Playtex competes across this full spectrum of sun care products. We also offer *Wet Ones*, the leader in the U.S. portable hands wipes category, and *Playtex* household gloves, the branded household glove leader in the U.S.

In feminine care, we believe *Playtex* is the second largest selling tampon brand overall in the U.S. We offer plastic applicator tampons under the *Playtex Gentle Glide* and *Playtex Sport* brands, and *Playtex* Personal Cleansing Cloths, a pre-moistened wipe for feminine hygiene.

In infant care, we market a broad range of products including bottles, cups, and a full line of mealtime products including plates, utensils and placemats under the *Playtex* brand name. We also offer a line of pacifiers, including the *Ortho-Pro* and *Binky* pacifiers. We believe our *Playtex Diaper Genie* brand of diaper disposal systems leads the U.S. diaper pail category. The *Diaper Genie* brand consists of the diaper pail unit and refill liners. The refill liners individually seals diapers in an odor-proof plastic film.

On November 23, 2010, Energizer acquired ASR, the leading global manufacturer of private label/value wet shaving razors and blades, and industrial and specialty blades. In wet shave, ASR manufacturers, distributes and sells a complete line of private label/value wet shaving disposable razors, shaving systems and replacement blades. These wet shave products are sold primarily under a retailer's store name or under value brand names such as *Personna, Matrix, Magnum, Mystique, Solara* and *GEM.* Industrial and specialty blades are sold primarily through retail paint chains, hardware stores and home improvement centers under the *Personna* and *American Line* brand names.

Sources and Availability of Raw Materials

The principal raw materials used by Energizer - electrolytic manganese dioxide, zinc, silver, nickel, acetylene black, graphite, steel cans, nylon, brass wire, separator paper, and potassium hydroxide, for batteries, and steel, zinc, various plastic resins, synthetic rubber resins, soap based lubricants and various packaging materials, for wet shave products, and certain naturally derived fibers, resin-based plastics and certain chemicals for the Playtex product lines, - are sourced on a regional or global basis. Although the prices of zinc, nickel, electrolytic manganese dioxide, and resins, in particular, have fluctuated over time, Energizer believes that adequate supplies of the raw materials required for its operations are available at the present time. Energizer, of course, cannot predict the future availability or prices of such materials. These raw materials are generally available from a number of different sources, and the prices of those raw materials are susceptible to currency fluctuations and price fluctuations due to transportation, government regulations, price controls, economic climate, or other unforeseen circumstances. In the past, Energizer has not experienced any significant interruption in availability of raw materials.

We believe we have extensive experience in purchasing raw materials in the commodity markets. From time to time, management has taken positions in various ingredients to assure supply and to protect margins on anticipated sales volume.

Sales and Distribution

Energizer's products are marketed primarily through a direct sales force, but also through exclusive and non-exclusive distributors and wholesalers. In the U.S. and Canada, Household Products and Personal Care each has a dedicated commercial organization reflecting the scale and importance of these businesses. Outside the U.S. and Canada, the commercial teams market our full portfolio of product offerings. Energizer distributes its products to consumers through numerous retail locations worldwide, including mass merchandisers and warehouse clubs, food, drug and convenience stores, electronics specialty stores and department stores, hardware and automotive centers and military stores.

Although a large percentage of Energizer's sales are attributable to a relatively small number of retail customers, in fiscal 2010, only Wal-Mart Stores, Inc. and its subsidiaries, as a group, accounted for more than ten percent of Energizer's annual sales. For fiscal year 2010, this customer accounted for, in the aggregate, approximately 20.1% of Energizer's sales. Because of the short period between order and shipment date (generally less than one month) for most of our orders, the dollar amount of current backlog is not material and is not considered to be a reliable indicator of future sales volume.

Patents, Technology and Trademarks

Energizer owns a number of U.S., Canadian and foreign trademarks, which Energizer considers of substantial importance and which are used individually or in conjunction with other Energizer trademarks. These include *Eveready*, *Energizer*, *Energizer Max*, *Energizer UltraPlus*, *Energizer Ultimate*, *Schick*, *Wilkinson Sword*, *Intuition*, *Hydro*, *Quattro*, *Xtreme 3*, *Protector*, *Lady Protector*, *Silk Effects*, *ST Slim Twin*, *Exacta*, *Edge*, *Skintimate*, *Banana Boat*, *Hawaiian Tropic*, *Avotriplex*, *Sunsure*, *Sunsure Protectin & design*, *Binky*, *Diaper Genie*, *Drop-Ins*, *The First Sipster*, *Gentle Glide*, *Get on the Boat*, *Habiscus Floral design*, *HandSaver*, *Insulator*, *Insulator Sport*, *NaturaLatch*, *Natural Shape*, *Love Every Moment & design*, *Most Like Mother*, *Ortho Pro*, *Sipster*, *Sport*, *VentAire*, *Ventaire Advanced Crystal Clear*, and *Wet Ones*, the

(Dollars in millions, except per share and percentage data)

Energizer Bunny and the *Energizer Man* character. As a result of the Playtex acquisition, Energizer also owns royalty-free licenses in perpetuity to the *Playtex* and *Living* trademarks in the United States, Canada and many foreign jurisdictions related to certain feminine hygiene, baby care, gloves and other products, but excluding certain apparel related products.

Energizer's ability to compete effectively in the battery and portable lighting, wet shave, skin care, feminine care and infant care industries depends, in part, on its ability to maintain the proprietary nature of its technology and manufacturing processes through a combination of patent and trade secret protection, non-disclosure agreements, licensing, and cross-licensing agreements. Energizer owns or licenses from third parties a considerable number of patents, patent applications and other technology which Energizer believes are significant to its business. These relate primarily to battery product and lighting device improvements, additional battery product features, shaving product improvements and additional features, plastic applicators for tampons, baby bottles and nipples, disposable liners and plastic holders for the nurser systems, children's drinking cups, pacifiers, sunscreen formulations, diaper disposal systems, and breast pump products and improvements, and manufacturing processes.

As of September 30, 2010, Energizer owned (directly or beneficially) approximately 1,100 unexpired United States patents which have a range of expiration dates from June 2011 to June, 2027, and had approximately 300 United States patent applications pending. It routinely prepares additional patent applications for filing in the United States. Energizer also actively pursues foreign patent protection in a number of foreign countries. As of September 30, 2010, Energizer owned (directly or beneficially) approximately 2700 foreign patents and had approximately 1,200 patent applications pending in foreign countries. The above totals do not include ASR patents.

Since publications of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months, Energizer cannot be certain that it or its subsidiaries were the first creator of inventions covered by pending patent applications or the first to file patent applications on such inventions.

Seasonality

Sales and operating profit for Household Products tends to be seasonal, with increased purchases of batteries by consumers during the December holiday season, and increases in retailer inventories during autumn. In addition, natural disasters such as hurricanes can create conditions that drive increased needs for portable power and spike battery and flashlight sales. The wet shave business does not exhibit significant seasonal variability.

Customer orders for sun care products are highly seasonal, which has historically resulted in higher sun care sales to retailers during the late winter through mid-summer months.

Competition

The Household Products and Personal Care businesses are highly competitive, both in the United States and on a global basis, as large manufacturers with global operations compete for consumer acceptance and, increasingly, limited retail shelf space. Competition is based upon brand perceptions, product performance, customer service and price.

Unit growth in the battery category had been positive for many years, but unit volume declined on a year-over-year basis over the last few years as overall category consumption declined, in part, due to the device trends, which increasingly utilize battery-on-board. Our principal battery competitors in the U.S. are Duracell International, Inc., a subsidiary of Procter & Gamble Company, and Spectrum Brands, Inc. We believe private-label sales by large retailers had some impact on the market in some parts of the world. Duracell and Panasonic are significant competitors in South and Central America, Asia and Europe, and local and regional battery manufacturers in Asia and Europe also compete for battery sales.

The global shaving products business, comprised of wet shave blades and razors, electric shavers, lotions and creams, is a growing consumer product segment worldwide. The wet shave segment of that business, the segment in which we participate, is further segmented between razor systems and disposable products. Geographically, North America, Western Europe and Japan represent relatively developed and stable markets with demographic trends that result in a stable, predictable number of shaving consumers. These markets are expected to rely primarily on new premium priced product introductions for growth as category blade unit consumption has been relatively flat for a number of years. As a result of demographic trends, however, there is a growth trend predicted for the wet shave segment in Latin American, Asian and Eastern European countries. Our principal competitors in the wet shave business worldwide are Procter & Gamble Company, which is the leading company in the global wet shave segment, and Bic Group, which competes primarily in the disposable segment.

The markets for skin care, feminine care and infant care products are also highly competitive, characterized by the frequent introduction of new products, accompanied by major advertising and promotional programs. Our competitors in these product lines consist of a large number of domestic and foreign companies, including Procter & Gamble Company and Kimberly-Clark Corp. in feminine care, Schering-Plough and Johnson & Johnson in skin care, and a variety of competitors in the fragmented infant care market. In feminine care, we believe private label sales by large retailers in the U.S. have been growing.

We believe we have a significant market position in most geographic markets in which our businesses compete.

Governmental Regulation and Environmental Matters

Energizer's operations are subject to various federal, state, foreign and local laws and regulations intended to protect the public health and the environment. These regulations relate primarily to worker safety, air and water quality, underground fuel storage tanks and waste handling and disposal.

The Company has received notices from the U.S. Environmental Protection Agency, state agencies, and/or private parties seeking contribution, that it has been identified as a "potentially responsible party" (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act, and may be required to share in the cost of cleanup with respect to eight federal "Superfund" sites. It may also be required to share in the cost of cleanup with respect to two state-designated sites, and certain international locations. Liability under the applicable federal and state statutes which mandate cleanup is strict, meaning that liability may attach regardless of lack of fault, and joint and several, meaning that a liable party may be responsible for all of the costs incurred in investigating and cleaning up contamination at a site. However, liability in such matters is typically shared by all of the financially viable responsible parties, through negotiated agreements. Negotiations with the U.S. Environmental Protection Agency, the state agencies that are involved on the state-designated sites, and other PRPs are at various stages with respect to the sites. Negotiations involve determinations of the actual responsibility of the Company and the other PRPs at the site, appropriate investigatory and/or remedial actions, and allocation of the costs of such activities among the PRPs and other site users.

The amount of the Company's ultimate liability in connection with those sites may depend on many factors, including the volume and toxicity of material contributed to the site, the number of other PRPs and their financial viability, and the remediation methods and technology to be used.

In addition, the Company undertook certain programs to reduce or eliminate the environmental contamination at the rechargeable battery facility in Gainesville, Florida, which was divested in November 1999. Responsibility for those programs was assumed by the buyer at the time of the divestiture. In 2001, the buyer, as well as its operating subsidiary which owned and operated the Gainesville facility, filed petitions in bankruptcy. In the event that the buyer and its affiliates become unable to continue the programs to reduce or eliminate contamination, the Company could be required to bear financial responsibility for such programs as well as for other known and unknown environmental conditions at the site. Under the terms of the Reorganization Agreement between the Company and Ralston Purina Company, however, which has been assumed by an affiliate of The Nestle Corporation, Ralston's successor is obligated to indemnify the Company for 50% of any such liabilities in excess of $3 million.

Under the terms of the Stock and Asset Purchase Agreement between Pfizer, Inc. and the Company, relating to the acquisition of the SWS business, environmental liabilities related to pre-closing operations of that business, or associated with properties acquired, are generally retained by Pfizer, subject to time limitations varying from 2 years to 10 years following closing with respect to various classes or types of liabilities, minimum thresholds for indemnification by Pfizer, and maximum limitations on Pfizer's liability, which thresholds and limitations also vary with respect to various classes or types of liabilities.

Many European countries, as well as the European Union, have been very active in adopting and enforcing environmental regulations. In many developing countries in which the Company operates, there has not been significant governmental regulation relating to the environment, occupational safety, employment practices or other business matters routinely regulated in the United States. As such economies develop, it is possible that new regulations may increase the risk and expense of doing business in such countries.

Accruals for environmental remediation are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on current law and existing technologies. These accruals are adjusted periodically as assessments take place and remediation efforts progress, or as additional technical or legal information becomes available.

It is difficult to quantify with certainty the potential financial impact of actions regarding expenditures for environmental matters, particularly remediation, and future capital expenditures for environmental control equipment. Nevertheless, based upon the information currently available, the Company believes that its ultimate liability arising from such environmental matters, taking into account established accruals of $10.2 million for estimated liabilities at September 30, 2010, should not be material to the business or financial condition of the Company. Total environmental capital expenditures and operating expenses are not expected to have a material effect on our total capital and operating expenditures, consolidated earnings or competitive position. However, current environmental spending estimates could be modified as a result of changes in our plans, changes in legal requirements, including any requirements related to global climate change, or other factors.

Certain of Energizer's products are subject to regulation under the Federal Food, Drug and Cosmetic Act and are regulated by the U.S. Food and Drug Administration ("FDA").

The FDA is currently considering a monograph that would set testing requirements and labeling standards for sunscreen products. It is anticipated that the FDA may take action on this matter in the near future. If implemented, the monograph would likely result in new testing requirements and revised labeling for the *Banana Boat* and *Hawaiian Tropic* product lines, as well as competitors' products, within a certain limited period of time after issuance. Energizer is not able to estimate the costs of complying with these changes at this time.

Available Information

Energizer regularly files periodic reports with the Securities and Exchange Commission ("SEC"), including annual reports on Form 10-K and quarterly reports on Form 10-Q, as well as, from time to time, current reports on Form 8-K, and amendments to those reports. The SEC maintains an Internet site containing these reports, and proxy and information statements, at http://www.sec.gov. These filings are also available free of charge on Energizer's website, at www.energizer.com, as soon as reasonably practicable after their electronic filing with the SEC. Information on Energizer's website does not constitute part of this Form 10-K.

Other Matters

Additional descriptions of the business of Energizer in response to Item 1, and the summary of selected financial data appearing under "ENERGIZER HOLDINGS, INC. - MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION and appearing under "ENERGIZER HOLDINGS, INC. – NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Note 17 – Segment Information," are included in Exhibit 13 attached hereto and incorporated herein by reference. This information will also appear in the Energizer Holdings, Inc. 2010 Annual Report.

Item 1A. ***Risk Factors.***

The following risks and uncertainties could materially adversely affect our business, results of operations, consolidated financial condition and cash flows. Energizer may amend or supplement the risk factors described below from time to time by other reports it files with the SEC in the future.

Energizer faces risks associated with global economic conditions.

In general, Energizer's financial results can be significantly affected by negative economic conditions, inflationary or deflationary pressures, high labor or material and commodity costs, and unforeseen changes in consumer demand or buying patterns. These general risks were heightened recently as economic conditions globally deteriorated significantly and the recovery in most developed markets remains sluggish. Such economic conditions could have potentially significant impacts on employment levels and consumer demand in many countries where Energizer operates, with a direct impact on our sales, profitability and our ability to generate sufficient internal cash flows or access credit at reasonable rates in order to meet future operating expenses, fund capital expenditures or repay debt as it becomes due.

The recent economic conditions caused a number of our retailer customers to reduce their inventories and more critically analyze their inventory management and product offerings, including possibly shifting purchasing patterns to lower-cost options such as private label. Similar retailer customer activity could negatively impact Energizer's operating results. In addition, declining financial performance by certain of our retailer customers could impact their ability to pay us on a timely basis, or at all. Increasing retailer customer concentration on a global scale could result in reduced sales outlets for our products, greater negotiating pressures on Energizer, and global pricing requirements across markets.

Future unfavorable economic conditions may impact Energizer's earnings performance and our opportunities to reduce discretionary spending may be limited. Any reductions in discretionary spending may have a greater than anticipated negative impact on future sales or brand equity.

Energizer's failure to generate sufficient cash to meet our liquidity needs may affect our ability to service our indebtedness and grow our business.

Energizer's current debt level remains at almost $2.3 billion. Over the next twelve months, we have almost $300 million of scheduled debt maturities. Our current debt structure, consisting of unsecured notes, revolving credit facilities and a term loan with leading financial institutions, all of which are subject to certain debt ratio covenants, and a receivables securitization facility, subjects us to certain risks, including concerns over the volatility of the credit markets. Future declines in our operating cash flows or earnings performance, foreign currency movements, or other unanticipated events, could negatively impact our ability to reduce outstanding debt as planned, and could hinder our ability to remain in compliance with our debt covenants. In addition, Energizer is subject to interest rate risk for $178.4 million of indebtedness, as adjusted to reflect the impact of existing interest rate hedging contracts, and would be subject to increased interest payments if LIBOR, which is currently at relatively low levels, increases. In the event of default under our credit facilities, it is likely that we would be required to seek amendments or waivers under the credit agreements and the private placement note agreements, or to refinance the debt, in whole or in part. Our ability to secure such amendments or waivers, or to refinance the debt, would depend on conditions in the credit markets and our financial condition at the time. There is no assurance that we could obtain such amendments or waivers or effect such refinancing. If amendments, waivers or refinancing were to occur, there can be no assurance that we would be able to do so on terms and conditions similar to our current debt structure. Based on the current credit markets, a refinancing at this time may be unfavorable as compared to our current debt package.

Other adverse consequences could include:

- a significant portion of Energizer's cash from operations could be dedicated to the payment of interest and principal on our debt, which could reduce the funds available for operations;
- the level of our debt could leave Energizer vulnerable in a period of significant economic downturn;
- Energizer may not be financially able to withstand significant and sustained competitive pressures; and
- our inability to renew our revolving credit facility scheduled to mature in May 2011.

Energizer's indebtedness contains various covenants which limit management's discretion in the operation of the business and the failure to comply with such covenants could have a material adverse effect on the business, financial condition and results of operations.

Our credit agreements and the agreements governing our private placement notes contain various restrictive covenants and financial ratio requirements. These requirements could:

- increase our vulnerability to general adverse economic and industry conditions;
- require us to dedicate a substantial portion of our cash to debt repayment, thereby reducing funds available to fund working capital, capital expenditures, acquisitions and investments and other general corporate purposes;
- limit our flexibility in planning for, or reacting to, changes in our business and the markets in which we operate;
- place us at a competitive disadvantage as compared to our competitors that have greater financial flexibility; and
- limit, among other things, our ability to borrow additional funds.

Any failure to comply with the restrictions of these agreements may result in an event of default. An event of default may allow the lenders, if the agreements so provide, to accelerate the related debt as well as any other debt to which a cross-acceleration or cross-default provision applies. In addition, the credit agreement lenders may be able to terminate any commitments they had made to supply us with further funds.

Economic conditions and disruption in the credit markets could impede Energizer's ability to successfully access capital markets and ensure adequate liquidity.

Credit market disruptions could increase our cost of borrowing or affect our ability to access one or more financial markets. If we are not able to access debt capital markets at competitive rates or terms and conditions, our ability to implement our business plan and strategy will be negatively affected. In addition, Energizer's receivables securitization facility is subject to annual renewal by participating financial institutions, and the failure to renew this facility at sufficient funding levels in future years could require us to increase borrowings through debt facilities, which are subject to our debt ratio covenants, increasing the potential for non-compliance with those covenants.

If Energizer cannot continue to develop new products in a timely manner, and at favorable margins, it may not be able to compete effectively.

The battery, portable lighting products, wet shave, skin care, feminine care and infant care industries have been notable for the pace of innovations in product life, product design and applied technology. Energizer and our competitors have made, and continue to make, investments in research and development with the goal of further innovation. The successful development and introduction of new products and line extensions face the uncertainty of retail and consumer acceptance and reaction from competitors, as well as the possibility of cannibalization of sales of our existing products. In addition, our ability to create new products and line extensions and to sustain existing products is affected by whether we can:

- develop and fund research and technological innovations,
- receive and maintain necessary intellectual property protections,
- obtain governmental approvals and registrations,
- comply with governmental regulations, and
- anticipate consumer needs and preferences successfully.

The failure to develop and launch successful new products could hinder the growth of our businesses and any delay in the development or launch of a new product could also compromise our competitive position. If competitors introduce new or enhanced products that significantly outperform Energizer's, or if they develop or apply manufacturing technology which permits them to manufacture at a significantly lower cost relative to ours, we may be unable to compete successfully in the market segments affected by these changes.

Competition in Energizer's industries may hinder our ability to execute our business strategy, achieve profitability, or maintain relationships with existing customers.

The industries in which Energizer operates, including battery, portable lighting products, wet shave, skin care, feminine care and infant care, are highly competitive, both in the United States and on a global basis, as a limited number of large manufacturers compete for consumer acceptance and limited retail shelf space.

As product placement, facings and shelf-space are at the sole discretion of our retailer customers, and often impacted by competitive activity, the visibility and availability of our full portfolio of products can be limited. Our retailer customers have increasingly sought to obtain pricing concessions or better trade terms, and because of the highly competitive environment in which we operate as well as increasing retailer concentration, their efforts can be successful, resulting in either reduction of our margins, or our relative disadvantage to lower cost competitors. Competitors may also be able to obtain exclusive distribution at particular retailers, or favorable in-store placement, resulting in a negative impact on our sales.

Competition is based upon brand perceptions, product performance and innovation, customer service and price. Energizer's ability to compete effectively may be affected by a number of factors:

- Energizer's primary competitor in batteries, wet shave and feminine care products, The Procter & Gamble Company, has substantially greater financial, marketing and other resources and greater market share in certain segments than Energizer does, as well as significant scale and negotiating leverage with retailers;
- Energizer's competitors may have lower production, sales and distribution costs, and higher profit margins, than Energizer, which may enable them to compete more aggressively in offering retail discounts and other promotional incentives;
- loss of key retailer customers to competitors may erode Energizer's market share; and

- the level and nature of advertising and promotional spending by Energizer could impact consumer demand, retailer decisions regarding our product offerings, limit our access to shelf space, and hinder our ability to expand distribution to new retailer customers.

In addition, private label brands sold by retail chains, which are typically sold at lower prices, are an increasing source of competition.

Our ability to compete in the industries in which we operate is directly dependent upon the continuing reputation and success of our brands, particularly the *Energizer*, *Schick*, *Wilkinson Sword*, *Edge*, *Skintimate*, *Playtex*, *Diaper Genie*, *Wet Ones*, *Banana Boat* and *Hawaiian Tropic* brands. The success of these brands can suffer if our marketing plans or new product offerings do not have the desired impact on our brand's image or ability to attract consumers. Further our operating results could be adversely affected if one of our leading brands suffers damage to its reputation due to real or perceived quality issues.

Category growth and performance of the product categories in which we compete may be impacted by changes in technology and device trends, which could directly impair Energizer's operating results and growth prospects.

We believe an increasing number of devices are using built-in rechargeable battery systems, particularly in developed markets. We believe this continues to create a negative impact on the demand for primary batteries. This trend, coupled with volatile commodity markets and aggressive competitive activity in the U.S. and other markets, could put additional pressure on segment results going forward. Development and commercialization of new battery or personal care technologies not available to Energizer could also negatively impact our results and prospects.

Changes in foreign, cultural, political and financial market conditions could impair Energizer's international operations and financial performance.

Energizer's businesses are currently conducted on a worldwide basis, with almost half of our sales in fiscal 2010 arising from foreign countries, and a significant portion of our production capacity located overseas. Consequently, Energizer is subject to a number of significant risks associated with our subsidiaries doing business in foreign countries, including:

- the effect of foreign income and withholding taxes and other restrictions on the flow of capital between countries;
- the U.S. tax treatment of foreign source income and losses;
- social legislation in certain countries, which can significantly impact the expenses associated with business rationalizations;
- the possibility of expropriation, confiscatory taxation or price controls;
- adverse changes in local investment or exchange control regulations;
- hyperinflationary conditions in certain economies;

- political or economic instability, government nationalization of business or industries, government corruption, and civil unrest;
- legal and regulatory constraints;
- tariffs and other trade barriers; and
- difficulty in enforcing contractual and intellectual property rights.

Currency fluctuations may significantly increase Energizer's expenses and affect the results of operations as well as the carrying value of international assets on the balance sheet, especially where the currency is subject to intense political and other outside pressure.

Almost 50% of Energizer's sales in fiscal 2010 were denominated in local currencies but reported in U.S. dollars, and the strengthening of the U.S. dollar relative to such currencies can negatively impact our reported sales and operating profits. Additionally, while sales are made in local currency, a high percentage of product costs for our foreign operations are denominated in U.S. dollars. The recent economic crises revealed that exchange rates can be highly volatile. Changes in currency exchange rates may also affect the relative prices at which Energizer and our foreign competitors sell products in the same market and the relative prices at which Energizer purchases materials and services in foreign markets. There can be no assurance that the U.S. dollar foreign exchange rates will be stable in the future or that fluctuations in such rates will not have a material adverse effect on our business, results of operations or financial condition.

Changes in raw material costs or disruptions in the supply of raw materials could erode Energizer's profit margins and negatively impact manufacturing output and operating results.

Pricing and availability of raw materials for use in our businesses can be volatile due to numerous factors beyond our control, including general, domestic and international economic conditions, labor costs, production levels, competition, consumer demand, import duties and tariffs and currency exchange rates. This volatility can significantly affect the availability and cost of raw materials for us, and may, therefore, have a material adverse effect on our business, results of operations and financial condition. In the past, substantial increases in the cost of a number of raw materials have been partially offset by price increases. However, there is no certainty that Energizer will be able to offset future increases in raw material prices, especially given the competitive environment. In addition, the supply of certain raw materials can be significantly disrupted by labor activity, political conflict, and disruptions to sourcing or transportation activities, which could impact our manufacturing output.

Energizer has a material amount of goodwill, trademarks and other intangible assets, as well as other long-lived assets, which, if they became impaired would result in a reduction in net income.

Current accounting standards require that intangible assets with indefinite lives be periodically evaluated for impairment. Declines in our profitability and/or estimated cash flows related to specific intangible assets, as well as potential changes in market valuations for similar assets and market discount rates may negatively impact the fair value of these intangible assets and other long-lived assets, which could result in an impairment charge. These charges may have an adverse impact on our operating results and financial position.

Loss of any of our principal customers could significantly decrease our sales and profitability.

Wal-Mart, together with its subsidiaries, is our largest customer, accounting for approximately 20.1% of net sales in fiscal 2010. Generally, sales to Wal-Mart and our other top customers are made pursuant to purchase orders and we do not have supply agreements or guarantees of minimum purchases from them. As a result, these customers may cancel their purchase orders or reschedule or decrease their level of purchases from us at any time. The loss or a substantial decrease in the volume of purchases by Wal-Mart or any of our other top customers would harm our sales and profitability.

Energizer's businesses are subject to regulation in the U.S. and abroad.

The manufacture, packaging, labeling, storage, distribution, advertising and sale of our products are subject to extensive regulation in the U.S. and abroad. This regulation includes, but is not limited to, the following:

- in the U.S., a number of our products and their manufacture are subject to regulation and review and/or approval by the Food and Drug Administration as well as by the Consumer Product Safety Commission and the Environmental Protection Agency;
- in the U.S., claims and advertising with respect to our products are regulated by the Federal Trade Commission;
- our operations are subject to taxation by federal, state, local and foreign taxing authorities;
- in foreign countries where we manufacture or sell our products, we are subject to similar regulation, and in the U.S. by state and local authorities; and
- our selling practices are regulated by competition authorities in the U.S. and abroad.

A finding that we are in violation of, or not in compliance with, applicable laws or regulations could subject us to civil remedies, including fines, damages, injunctions or product recalls, or criminal sanctions, which could be material. Even if a claim is unsuccessful, is not merited or is not fully pursued, the negative publicity surrounding such assertions regarding our products or processes could jeopardize our reputation and brand image. Damage to our reputation or loss of consumer confidence in our products for any of these reasons could have a material adverse effect on our businesses, as well as require resources to rebuild our reputation.

We must comply with various environmental laws and regulations in the jurisdictions in which we operate, including those relating to the handling and disposal of solid and hazardous wastes and the remediation of contamination associated with the use and disposal of hazardous substances. A release of such substances due to accident or an intentional act could result in substantial liability to governmental authorities or to third parties. We have incurred, and will continue to incur, capital and operating expenses and other costs in complying with environmental laws and regulations, including remediation costs relating to our current and former properties and third party waste disposal sites. It is possible that we could become subject to additional environmental liabilities in the future that could cause a material adverse effect on our results of operations or financial condition.

While we believe we have obtained the necessary regulatory approvals to manufacture and sell our currently marketed products, new or more restrictive regulations or more restrictive interpretations of existing regulations could have an adverse impact on our businesses.

The Food and Drug Administration is considering a monograph which would establish testing and labeling requirements for sunscreen products.

The Food and Drug Administration (FDA) is expected to release a final rule on the sunscreen monograph, which may include changes on such elements as usage, active ingredients, testing and product labeling. While we are unable to estimate the costs of compliance with any new changes in the regulations at this time, the increased cost to comply with the regulations could be significant to Energizer.

Energizer's manufacturing facilities or supply channels may be subject to disruption from events beyond our control.

We currently operate a number of manufacturing and packaging facilities worldwide for our Household Products and Personal Care businesses. Operations at such facilities may be subject to disruption for a variety of reasons, including:

- availability of raw materials;
- work stoppages or other labor disputes;
- industrial accidents or other occupational health and safety issues;
- disruptions in logistics;
- loss or impairment of key manufacturing sites;
- raw material and product quality or safety issues;
- licensing requirements and other regulatory issues; and
- acts of war, terrorism, pandemics, fire, earthquake, flooding or other natural disasters.

There is a possibility that third party manufacturers, which produce a significant portion of certain of our products, could discontinue production with little or no advance notice, or experience financial problems or problems with product quality or timeliness of product delivery, resulting in manufacturing delays or disruptions, regulatory sanctions, product liability claims or consumer complaints.

Although we have contingency plans in place, and our multiple facilities and third-party suppliers can provide alternative sources of product supply in the event of manufacturing disruptions, if a major disruption were to occur, it could result in delays in shipments of products to customers or suspension of operations.

Energizer's business involves the potential for product liability and other claims against us, which could affect our results of operations and financial condition.

We face exposure to product liability claims in the event that one of our products is alleged to have resulted in property damage, bodily injury or other adverse effects. Although we maintain product liability insurance in amounts that we believe are reasonable, we cannot assure you that we will be able to maintain such insurance on acceptable terms, if at all, in the future or that product liability claims will not exceed the amount of insurance coverage. Additionally, we do not maintain product recall insurance. As a result, product recalls or product liability claims could have a material adverse effect on our business, results of operations and financial condition.

In addition, we face potential exposure to unusual or significant litigation arising out of alleged defects in our products or otherwise. We spend substantial resources ensuring compliance with governmental and other applicable standards. However, compliance with these standards does not necessarily prevent individual or class action lawsuits, which can entail significant cost and risk. We do not maintain insurance against many types of claims involving alleged defects in our products that do not involve personal injury or property damage. As a result, these types of claims could have a material adverse effect on our business, results of operations and financial condition.

The level of returns on pension plan assets and the actuarial assumptions used for valuation purposes could affect Energizer's earnings and cash flows, and changes in government regulations could impact expenses and funding requirements of such plans.

The funding obligations for Energizer's pension and postretirement plans are impacted by the performance of the financial markets, particularly the equity and debt markets, and interest rates. Funding obligations are determined under government regulations and are measured each year based on the market value of assets and liabilities based on the interest rate environment on a specific date. If the financial markets do not provide the expected long-term returns on invested assets, we could be required to make significant pension contributions. The equity and debt markets can be very volatile, and therefore our estimate of future contribution requirements can change dramatically in relatively short periods of time. Similarly, changes in interest rates and legislation enacted by governmental authorities can impact the timing and amounts of contribution requirements by adding volatility to the calculation of the pension liability. An adverse change in the funded status of the plans could significantly increase our required contributions in the future and adversely impact our liquidity.

Assumptions used in determining benefit liabilities and the fair value of plan assets for our pension and other postretirement benefit plans are evaluated by Energizer in consultations with outside actuaries. In the event that we determine that changes are warranted in the assumptions used, such as the discount rate and the expected long-term rate of return on assets, our future pension and postretirement benefit expenses could increase or decrease. Due to changing market conditions or changes in the participant population, the assumptions we use may differ from actual results, which could have a significant impact on our pension and postretirement liabilities and related costs and funding requirements.

The resolution of Energizer's tax contingencies may result in additional tax liabilities, and/or tax rates may increase, which could adversely impact our cash flows and results of operations.

Energizer is subject to income tax in the U.S. and numerous jurisdictions outside the U.S. Significant estimation and judgment is required in determining our worldwide provisions for income taxes. In the ordinary course of our business, there are many transactions and calculations in which the ultimate tax determination is uncertain. We are regularly under audit by tax authorities, and although we believe our tax estimates are reasonable, the final outcome of tax audits and related litigation could be materially different than that reflected in our historical income tax provisions and accruals. There can be no assurance that the resolution of any audits or litigation will not have an adverse impact on future operating results.

Our effective tax rate in any year can be significantly impacted by legislative or regulatory changes by taxing authorities, as well as by the profitability or losses of Energizer's various subsidiary operations in both high-tax and low-tax countries.

If Energizer fails to adequately protect its intellectual property rights, competitors may manufacture and market similar products, which could adversely affect our market share and results of operations.

Energizer relies on trademark, trade secret, patent and copyright laws to protect our intellectual property rights. In particular, our trademarks are of material importance to our business and are among our most important assets. In fiscal 2010, substantially all of our total revenues were from products bearing proprietary trademarks and brand names. Accordingly, our future success may depend, in part, upon the goodwill associated with our trademarks and brand names. In addition, Energizer owns or licenses from third parties a considerable number of patents, patent applications and other technology which Energizer believes are significant to our business.

We cannot be sure that these intellectual property rights will be maximized or that they can be successfully asserted. There is a risk that Energizer will not be able to obtain and perfect or maintain our own intellectual property rights or, where appropriate, license intellectual property rights necessary to support new product introductions. We cannot be certain that these rights, if obtained, will not be invalidated, circumvented or challenged in the future, and Energizer could incur significant costs in connection with legal actions to defend our intellectual property rights.

In addition, even if such rights are obtained in the United States, the laws of some of the other countries in which Energizer's products are or may be sold do not protect intellectual property rights to the same extent as the laws of the United States. If other parties infringe our intellectual property rights, they may dilute the value of our brands in the marketplace, which could diminish the value that consumers associate with our brands and harm our sales. The failure to perfect or successfully assert our intellectual property rights could make Energizer less competitive and could have a material adverse effect on our business, operating results and financial condition.

We may not be able to continue to identify and complete strategic acquisitions and effectively integrate acquired companies to achieve desired financial benefits.

We have completed four significant acquisitions since becoming an independent company in 2000. We expect to continue making acquisitions if appropriate opportunities arise. However, we may not be able to identify and successfully negotiate suitable strategic acquisitions, obtain financing for future acquisitions on satisfactory terms or otherwise complete future acquisitions. Furthermore, our existing operations may encounter unforeseen operating difficulties and may require significant financial and managerial resources, which would otherwise be available for the ongoing development or expansion of our existing operations.

Even if we can complete future acquisitions, we face significant challenges in consolidating functions and effectively integrating procedures, personnel, product lines, and operations in a timely and efficient manner. The integration process can be complex and time consuming, may be disruptive to our existing and acquired businesses, and may cause an interruption of, or a loss of momentum in, those businesses. Even if we can successfully complete the integration of acquired businesses into our operations, there is no assurance that anticipated cost savings, synergies, or revenue enhancements will be realized within the expected time frame, or at all.

The integration of Energizer's and ASR's businesses may not be successful or anticipated benefits from the acquisition may not be realized.

The recent acquisition of ASR will require a significant amount of time and attention as well as financial resources to the process of integrating the operations of Energizer's business and ASR's business. We may be unable to integrate the ASR business into our operations in an efficient, timely and effective manner.

All of the risks associated with the integration process could be exacerbated by the fact that we may not have a sufficient number of employees with needed expertise to integrate the two businesses or to operate the combined company's business. Furthermore, ASR offers private label products, a product group in which we have limited experience.

Even if we are able to successfully combine the two business operations, it may not be possible to realize the full benefits of the increased sales volume and other benefits that are currently expected to result from the acquisition, or realize these benefits within the time frame that is currently expected. The benefits of the acquisition may also be offset by operating losses relating to changes in commodity pricing, or in increased competition, or by risks and uncertainties relating to the combined company's private label and branded products. If we fail to realize the benefits we anticipate from the acquisition, our results of operations may be adversely affected.

We face risks arising from the restructuring of our operations.

In November 2010, we announced initiatives to restructure our Household Products business with the intention of improving utilization and realizing cost savings in the future. The process of restructuring could entail, among other activities, moving production between facilities, closing facilities, reducing the level of staff, realigning our business processes and reorganizing our overhead structure.

We continuously evaluate our operations and cost structure relative to general economic conditions, market demands, cost competitiveness and our geographic footprint as it relates to our production requirements. As a result of this ongoing evaluation, we initiated the restructuring discussed above. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Recent Developments" included in Exhibit 13 attached here to.

If we incur unexpected charges related to the restructuring, or in connection with any potential future restructuring program, our financial condition and results of operations may suffer. Restructuring presents significant potential risks of events occurring that could adversely affect us, including a decrease in employee morale, delays encountered in finalizing the scope of, and implementing, the restructurings, the failure to achieve targeted cost savings and the failure to meet operational targets and customer requirements due to the loss of employees and any work stoppages that might occur. These risks are further complicated by our extensive international operations, which subject us to different legal and regulatory requirements that govern the extent and speed, of our ability to reduce our manufacturing capacity and workforce. In addition, the current global economic conditions may change how governments regulate restructuring as the recent global recession has impacted local economies.

Additional descriptions of risk factors impacting Energizer appearing under "ENERGIZER HOLDINGS, INC. - MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION" are included in Exhibit 13 attached hereto, which will also appear in the Energizer Holdings, Inc. 2010 Annual Report to Shareholders.

Item 1B. ***Unresolved Staff Comments.***

None.

Item 2. ***Properties***

A list of Energizer's principal plants and facilities as of the date of filing follows (excluding any of ASR's plants and facilities). Management believes that the Company's production facilities are adequate to support the business efficiently and that the properties and equipment have been well maintained. See, however, Item 1A "Risk Factors – We face risks from the restructuring of our operations."

HOUSEHOLD PRODUCTS

North America
Asheboro, NC (2)
Bennington, VT
Garrettsville, OH
Marietta, OH
Maryville, MO
St. Albans, VT
Walkerton, Ontario, Canada (5)
Westlake, OH (3)

Europe
La Chaux-de-Fonds, Switzerland
Tanfield Lea, U.K. (1)

Asia
Bogang, People's Republic of China (1)(9)
Cimanggis, Indonesia (8)
Ekala, Sri Lanka
Johor, Malaysia
Jurong, Singapore (8)
Mandaue Cebu, Philippines (1)
Tianjin, People's Republic of China (1)

Africa
Alexandria, Egypt
Nakuru, Kenya (4)

PERSONAL CARE

North America
Milford, CT
Dover, DE (6)
Sidney, OH (7)
Ormond Beach, FL
Allendale, NJ (1)(3)
Racine, Wisconsin (10)

Asia
Guangzhou, People's Republic of China (1)

Europe
Solingen, Germany

South America
Sao Paolo, Brazil (11)

ADMINISTRATIVE AND EXECUTIVE OFFICES
St. Louis, Missouri (1)
Shelton, CT (1)
Mississauga, Ontario, Canada (1)

In addition to the properties identified above, Energizer and its subsidiaries own and/or operate sales offices, regional offices, storage facilities, distribution centers and terminals and related properties.

(1) Leased (2) Two plants and separate packaging facility (3) Research facility (4) Less than 20% owned interest(5) Bulk packaging or labeling (6) Three facilities, one of which is leased (7) Two facilities, one of which is leased (8) Facility is owned, but land is leased (9) Two facilities (10) Outsourced Shave prep manufacturing (11) Outsourced Personal Care Mfg.

(Dollars in millions, except per share and percentage data)

Item 3. ***Legal Proceedings***

The Company and its subsidiaries are parties to a number of legal proceedings in various jurisdictions arising out of the operations of the Company business. Many of these legal matters are in preliminary stages and involve complex issues of law and fact, and may proceed for protracted periods of time. The amount of liability, if any, from these proceedings cannot be determined with certainty. However, based upon present information, the Company believes that its ultimate liability, if any, arising from pending legal proceedings, asserted legal claims and known potential legal claims which are likely to be asserted, should not be material to the Company's financial position, taking into account established accruals for estimated liabilities. These liabilities, however, could be material to results of operations or cash flows for a particular quarter or year.

See also the discussion captioned "Governmental Regulation and Environmental Matters" under Item 1 above.

Item 4. (Removed and Reserved).

Item 4a. ***Executive Officers Of The Registrant.***

A list of the executive officers of Energizer and their business experience follows. Ages shown are as of December 31, 2010. Executive officers are appointed by, and hold office at the discretion of, our Board of Directors, subject to the terms of any employment agreements.

Ward M. Klein- Chief Executive Officer of Energizer since January, 2005. Prior to his current position he served as President and Chief Operating Officer from 2004 to 2005, and as President, International from 2002 to 2004. Mr. Klein joined Ralston Purina Company in 1979. He also served as President and Chief Operating Officer - Asia Pacific and PanAm from 2000 to 2002, as Vice President - Asia Pacific for Energizer from March to September, 2000, as Vice President and Area Chairman, Asia Pacific, Africa and Middle East for battery operations from 1998 to 2000, as Area Chairman, Latin America from 1996-98, as Vice President, General Manager Global Lighting Products, 1994-96 and as Vice President of Marketing, 1992-94. Age: 55.

Joseph W. McClanathan- President and Chief Executive Officer, Energizer Household Products since November, 2007. Prior to his current position and title, he served as President and Chief Executive Officer, Energizer Battery from 2004 to 2007, and President, North America from 2002 to 2004. Mr. McClanathan joined the Eveready Battery division of Union Carbide Corporation in 1974. He served as Vice President, North America of Energizer from 2000 to 2002, as Vice President and Chairman, North America of Eveready Battery Company, Inc. from 1999 to 2000, as Vice President, Chief Technology Officer from 1996 to 1999, and as Vice President, General Manager, Energizer Power Systems division from 1993 to 1996. Age: 58.

David P. Hatfield – President and Chief Executive Officer, Energizer Personal Care since November, 2007. Prior to his current position and title, he served as President and Chief Executive Officer, Schick-Wilkinson Sword from April to November, 2007, as Executive Vice President and Chief Marketing Officer, Energizer Battery from 2004 to 2007, as Vice President, North American and Global Marketing, from 1999 to 2004. Age: 50.

(Dollars in millions, except per share and percentage data)

Daniel J. Sescleifer- Executive Vice President and Chief Financial Officer of Energizer since October, 2000. Mr. Sescleifer served as Vice President and Treasurer of Solutia Inc. from July-October, 2000, as Vice President and Treasurer of Ralcorp Holdings, Inc, from 1996 to 2000, and as Director, Corporate Finance of Ralcorp Holdings, Inc. from 1994 to 1996. Age: 48.

Gayle G. Stratmann- Vice President and General Counsel of Energizer since March, 2003. Ms. Stratmann joined Eveready Battery Company, Inc. in 1990. Prior to her current position, she served as Vice President, Legal Matters - Operations of Eveready Battery Company, Inc. since 2002. From 1996 to 2002, she served as Assistant General Counsel - Domestic. Age: 54.

Peter J. Conrad- Vice President, Human Resources of Energizer since March, 2000. Mr. Conrad joined Eveready Battery Company, Inc. in 1997. Prior to his current position, he served as Vice President, Human Resources from 1997 to 2000. Mr. Conrad served as Vice President, Human Resources for Protein Technologies International, Inc., a former subsidiary of Ralston Purina Company, from 1995-97. Age: 50.

PART II

Item 5. *Market for Registrant's Common Stock and Related Stockholder Matters and Issuer Purchases of Equity Securities.*

ENR Stock is listed on the New York Stock Exchange. As of September 30, 2010, there were approximately 11,500 shareholders of record of the ENR Stock.

The following table sets forth the range of market prices for ENR Stock for the period from October 1, 2008 to September 30, 2010. No dividends were declared or paid on ENR Stock during that period, and the Company does not currently intend to pay dividends during fiscal year 2011.

Market Price Range

	FY2010	FY2009
First Quarter	$ 52.58 - $ 66.90	$ 30.36 - $ 82.90
Second Quarter	$ 53.88 - $ 65.74	$ 37.57 - $ 58.43
Third Quarter	$ 50.24 - $ 63.37	$ 47.90 - $ 60.61
Fourth Quarter	$ 49.25 - $ 72.50	$ 51.18 - $ 69.11

There have been no unregistered offerings of registrant's equity securities during the period covered by this Annual Report on Form 10-K.

Issuer Purchases of Equity Securities. The following table reports treasury shares withheld to satisfy employee withholding obligations upon vesting of restricted stock and the execution of net exercises.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

ISSUER PURCHASES OF EQUITY SECURITIES

Period	Total Number of Shares purchased	Average price paid per shares
July 1, 2010-July 31, 2010	351	$50.14
August 1, 2010-August 31, 2010	1,616	$63.90
September 1, 2010 – September 30, 2010	1,581	$67.56

No other shares of common stock were purchased during the quarter ended September 30, 2010.

(Dollars in millions, except per share and percentage data)

The following graph compares the cumulative 5-year total return provided to shareholders on Energizer Holdings, Inc.'s common stock relative to the cumulative total returns of the S&P Midcap 400 index and the S&P Household Products index. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in our common stock and in each of the indexes on 9/30/2005 and its relative performance is tracked through 9/30/2010. These indices are included only for comparative purposes as required by Securities and Exchange Commission rules and do not necessarily reflect management's opinion that such indices are an appropriate measure of the relative performance of the Common Stock. They are not intended to forecast possible future performance of the Common Stock.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Energizer Holdings, Inc., the S&P Midcap 400 Index
and the S&P Household Products Index


$250
$200
$150
$100
$50
$0
9/05
9/06
9/07
9/08
9/09
9/10
Energizer Holdings, Inc.
S&P Midcap 400
S&P Household Products

*$100 invested on 9/30/05 in stock or index, including reinvestment of dividends.
Fiscal year ending September 30.

	9/05	9/06	9/07	9/08	9/09	9/10
Energizer Holdings, Inc.	100.00	126.97	195.50	142.06	117.00	118.57
S&P Midcap 400	100.00	106.56	126.55	105.44	102.16	120.33
S&P Household Products	100.00	108.86	125.07	127.12	113.67	122.05

(Dollars in millions, except per share and percentage data)

Item 6. ***Selected Financial Data.***

See "ENERGIZER HOLDINGS, INC. - SUMMARY SELECTED HISTORICAL FINANCIAL INFORMATION" included as part of Exhibit 13 attached hereto and incorporated by reference herein.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations.***

See the information appearing under "ENERGIZER HOLDINGS, INC. - MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION" included as part of Exhibit 13 attached hereto and incorporated by reference herein.

Item 7A. ***Quantitative and Qualitative Disclosure About Market Risk.***

See the information appearing under "ENERGIZER HOLDINGS, INC. - MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION - Market Risk Sensitive Instruments and Positions" included as part of Exhibit 13 attached hereto and incorporated by reference herein.

Item 8. ***Financial Statements and Supplementary Data.***

The consolidated financial statements of Energizer and its subsidiaries, together with the report thereon of PricewaterhouseCoopers LLP, and the supplementary data under "ENERGIZER HOLDINGS, INC. - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Quarterly Financial Information (Unaudited)" are included as part of Exhibit 13 attached hereto and incorporated by reference herein.

Item 9. ***Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.***

Not applicable.

Item 9A. ***Controls and Procedures.***

We maintain a comprehensive set of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) designed to ensure that information required to be disclosed in our filings under the Exchange Act is recorded, processed, summarized and reported accurately and within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to Energizer's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. As of September 30, 2010, an evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of September 30, 2010, the design and operation of these disclosure controls and procedures were effective to provide reasonable assurance of the achievement of the objectives described above. They have also determined in their evaluation that there was no change in the Company's internal control over financial reporting during the quarter ended September 30,

(Dollars in millions, except per share and percentage data)

2010 that has materially affected or is reasonably likely to materially affect the Company's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting and the Report of the Independent Registered Public Accounting Firm of the Energizer Holdings, Inc. is included as part of Exhibit 13 attached hereto and incorporated by reference herein.

Item 9B. *Other Information*

Not applicable.

PART III

Item 10. *Directors and Executive Officers of the Registrant.*

The information required by this item, appearing under the Section captioned "Executive Officers of the Registrant" in Item 4a, Part I of this Annual Report on Form 10-K, and the information which will be in our Proxy Statement under the captions "Information About Nominees and Other Directors," "Board of Directors Standing Committees," and "Committee Charters, Governance and Codes of Conduct," is hereby incorporated by reference.

The information required by this item with respect to Section 16(a) beneficial ownership reporting compliance is set forth in our 2010 Proxy Statement under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" and is incorporated herein by reference.

The Company has adopted a code of ethics that is applicable to its executive officers and employees, including its Chief Executive Officer, Executive Vice President and Chief Financial Officer, and Controller, and a separate code of ethics applicable to its directors. The Company's codes of ethics have been posted on the Company's website at www.energizer.com under "About Energizer-Codes of Conduct." In the event that an amendment to, or a waiver from, a provision of one of the codes of ethics occurs and it is determined that such amendment or waiver is subject to the disclosure provisions of Item 5.05 of Form 8-K, the Company intends to satisfy such disclosure by posting such information on its website for at least a 12-month period.

Item 11. *Executive Compensation.*

The information required by this item, which will be in our Proxy Statement under the captions "Director Compensation", "Executive Compensation," "Board of Directors Standing Committees – Compensation Committee Interlocks and Insider Participation" and "Nominating and Executive Compensation Committee Report," is hereby incorporated by reference. The information contained in "Report of the Nominating and Executive Compensation Committee" shall not be deemed to be "filed" with the Securities and Exchange Commission or subject to the liabilities of the Exchange Act, except to the extent that the Company specifically incorporates such information into a document filed under the Securities Act or the Exchange Act.

(Dollars in millions, except per share and percentage data)

Item 12. ***Security Ownership of Certain Beneficial Owners and Management.***

The information required by this item, which will be in our Proxy Statement under the captions "Stock Ownership Information," and "Equity Compensation Plan Information" is hereby incorporated by reference.

Item 13. ***Certain Relationships and Related Transactions.***

The information required by this item, which will be in our Proxy Statement under the captions "Director Independence" and "Certain Relationships and Related Transactions," is hereby incorporated by reference.

Item 14. ***Principal Accountant Fees and Services.***

The information required by this item, which will be in our Proxy Statement under the caption "Item 4. Ratification of Appointment of Independent Auditor," is hereby incorporated by reference.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

A. Documents filed with this report:

1. Financial statements included as Exhibit 13 attached hereto and incorporated by reference herein:
   - Report of Independent Registered Public Accounting Firm.
   - Consolidated Statements of Earnings and Comprehensive Income -- for years ended September 30, 2010, 2009 and 2008.
   - Consolidated Balance Sheets -- at September 30, 2010 and 2009.
   - Consolidated Statements of Cash Flows -- for years ended September 30, 2010, 2009, and 2008.
   - Consolidated Statements of Shareholders' Equity -- at September 30, 2010, 2009 and 2008.
   - Notes to Consolidated Financial Statements.

   Financial statements of the Registrant's 50% or less owned companies have been omitted because, in the aggregate, they are not significant.

2. Financial Statement Schedules.

   Schedules not included have been omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

3. Exhibits Required by Item 601 of Regulation S-K. Pursuant to the Instructions to Exhibits, certain instruments defining the rights of holders of long-term debt securities of the Company and its consolidated subsidiaries are not filed because the total amount of securities authorized under any such instrument does not exceed 10 percent of the total assets of the Company and its subsidiaries on a consolidated basis. A copy of such instrument will be furnished to the Securities and Exchange Commission upon request.

   2.1 Agreement and Plan of Reorganization (incorporated by reference to

(Dollars in millions, except per share and percentage data)

	Exhibit 2.1 of Energizer's Post-Effective Amendment No. 1 to Form 10, filed April 19, 2000).
2.2	Agreement and Plan of Merger among Energizer, ETKM, Inc., and Playtex Products, Inc. dated July 12, 2007 (incorporated by reference to Exhibit 2.1 of Energizer's Current Report on Form 8-K filed July 13, 2007).
2.3	Asset Purchase Agreement, dated as of May 10, 2009, by and between S.C. Johnson & Son, Inc., a Wisconsin corporation and Energizer (incorporated by reference to Exhibit 2.1 of Energizer's Current Report on Form 8-K filed May 11, 2009).
2.4	Asset Purchase Agreement dated as of October 8, 2010, by and between American Safety Razor, LLC, a Delaware limited liability company, and Energizer (incorporated by reference to Exhibit 2.1 of Energizer's Current Report on Form 8-K filed October 13, 2010). ***
3.1	Articles of Incorporation of Energizer Holdings, Inc. (incorporated by reference to Exhibit 3.1 of Energizer's Amendment No. 3 to Form 10, filed March 16, 2000).
3.2	Amended Bylaws of Energizer Holdings, Inc., restated as of May 14, 2009 (incorporated by reference to Exhibit 3.2 of Energizer's Quarterly Report on Form 10-Q for the period ended June 30, 2009).
4.1	Rights Agreement between Energizer Holdings, Inc. and Continental Stock Transfer & Trust Company, as Rights Agent (incorporated by reference to Exhibit 4.1 of Energizer's Post-Effective Amendment No. 1 to Form 10, filed April 19, 2000).
10.1	Tax Sharing Agreement (incorporated by reference to Exhibit 2.2 of Energizer's Post-Effective Amendment No. 1 to Form 10, filed April 19, 2000).
10.2	Energizer Holdings, Inc. Incentive Stock Plan (incorporated by reference to Exhibit 10.1 of Energizer's Post-Effective Amendment No. 1 to Form 10, filed April 19, 2000).*
10.3	Form of Indemnification Agreements with Executive Officers and Directors (incorporated by reference to Exhibit 10.4 of Energizer's Post-Effective Amendment No. 1 to Form 10, filed April 19, 2000).*
10.4	Executive Savings Investment Plan (incorporated by reference to Exhibit 10.5 of Energizer's Post-Effective Amendment No. 1 to Form 10, filed April 19, 2000).*
10.5	Executive Health Insurance Plan (incorporated by reference to Exhibit 10.6 of Energizer's Post-Effective Amendment No. 1 to Form 10, filed April 19, 2000).*
10.6	Executive Long Term Disability Plan (incorporated by reference to Exhibit 10.7 of Energizer's Post-Effective Amendment No. 1 to Form 10, filed April 19, 2000).*
10.7	Financial Planning Plan (incorporated by reference to Exhibit 10.8 of Energizer's Post-Effective Amendment No. 1 to Form 10, filed April 19,

(Dollars in millions, except per share and percentage data)

2000).*

10.8 Executive Group Personal Excess Liability Insurance Plan (incorporated by reference to Exhibit 10.9 of Energizer's Post-Effective Amendment No. 1 to Form 10, filed April 19, 2000).*

10.9 Executive Retiree Life Plan (incorporated by reference to Exhibit 10.10 of Energizer's Post-Effective Amendment No. 1 to Form 10, filed April 19, 2000).*

10.10 Supplemental Executive Retirement Plan (incorporated by reference to Exhibit 10.11 of Energizer's Post-Effective Amendment No. 1 to Form 10, filed April 19, 2000).*

10.11 Form of Non-Qualified Stock Option dated May 8, 2000 (incorporated by reference to Exhibit 10(ii) of Energizer's Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2000).*

10.12 Form of Non-Qualified Stock Option dated November 20, 2000 (incorporated by reference to Exhibit 10(i) of Energizer's Quarterly Report on Form 10-Q for the Quarter Ended December 31, 2000).*

10.13 Form of Non-Qualified Stock Option dated September 23, 2002 (incorporated by reference to Exhibit 10(i) of Energizer's Annual Report on Form 10-K for the Year ended September 30, 2002).*

10.14 Form of Non-Qualified Stock Option dated September 23, 2002 incorporated by reference to Exhibit 10(ii) of Energizer's Annual Report on Form 10-K for the Year ended September 30, 2002).*

10.15 Form of Non-Qualified Stock Option dated January 27, 2003 (incorporated by reference to Exhibit 10(i) of Energizer's Quarterly Report on Form 10-Q for the Quarter Ended December 31, 2002).*

10.16 Stock and Asset Purchase Agreement between Pfizer Inc. and Energizer Holdings, Inc. (incorporated by reference to Exhibit 10(vi) of Energizer's Quarterly Report on Form 10-Q for the Quarter Ended December 31, 2002).

10.17 Form of Restricted Stock Equivalent Award Agreement dated May 19, 2003 (incorporated by reference to Exhibit 10.2 of Energizer's Amended Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2003).*

10.18 Form of Non-Qualified Stock Option dated May 19, 2003 (incorporated by reference to Exhibit 10(ii) of Energizer's Amended Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2003).*

10.19 Energizer Holdings, Inc. Note Purchase Agreement dated as of June 1, 2003 (incorporated by reference to Exhibit 10(viii) of Energizer's Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2003).

10.20 Amended and Restated Prepaid Share Option Transaction Agreement between Energizer Holdings, Inc. and Citigroup Global Markets Limited dated as of August 28, 2003 (incorporated by reference to Exhibit 10(i) of Energizer's Annual Report on Form 10-K for the Year ended September 30, 2003).

10.21 Form of Non-Qualified Stock Option dated January 26, 2004

(Dollars in millions, except per share and percentage data)

	(incorporated by reference to Exhibit 10 of Energizer's Quarterly Report on Form 10-Q for the Quarter Ended December 31, 2003).*
10.22	Form of Non-Qualified Stock Option dated October 19, 2004 (incorporated by reference to Exhibit 10.1 of Energizer's Current Report on Form 8-K filed October 25, 2004).*
10.23	Note Purchase Agreement dated as of November 1, 2004 (incorporated by reference to Exhibit 10.1 of Energizer's Current Report on Form 8-K filed November 10, 2004).
10.24	Revolving Credit Agreement dated November 16, 2004 (incorporated by reference to Exhibit 10.1 of Energizer's Current Report on Form 8-K filed November 16, 2004).
10.15	Form of Non-Qualified Stock Option dated January 14, 2005 (incorporated by reference to Exhibit 10.1 of Energizer's Current Report on Form 8-K filed January 19, 2005).*
10.26	Form of Restricted Stock Equivalent Award Agreement dated January 14, 2005 (incorporated by reference to Exhibit 10.2 of Energizer's Current Report on Form 8-K filed January 19, 2005).*
10.27	Form of Non-Qualified Stock Option dated January 25, 2005 (incorporated by reference to Exhibit 10.1 of Energizer's Current Report on Form 8-K filed January 27, 2005).*
10.28	Non-Competition and Non-Disclosure Agreement with J.P. Mulcahy (incorporated by reference to Exhibit 10.3 of Energizer's Current Report on Form 8-K filed January 27, 2005).*
10.29	2005 Singapore Credit Facility Agreement (incorporated by reference to Exhibit 10.1 of Energizer's Current Report on Form 8-K filed August 25, 2005).
10.30	2005 Note Purchase Agreement dated September 29, 2005 (incorporated by reference to Exhibit 10.1 of Energizer's Current Report on Form 8-K filed September 29, 2005).
10.31	2006 Note Purchase Agreement dated July 6, 2006 (incorporated by reference to Exhibit 10.1 of Energizer's Current Report on Form 8-K filed July 7, 2006).
10.32	Term Loan Credit Agreement dated September 14, 2007 (incorporated by reference to Exhibit 10.1 of Energizer's Current Report on Form 8-K filed September 18, 2007).
10.33	Energizer Holdings, Inc. Deferred Compensation Plan, as amended and restated October 28, 2008 (incorporated by reference to Exhibit 10 of Energizer's Annual Report on Form 10-K for the year ended September 30, 2008).*
10.34	Form of Performance Restricted Stock Equivalent Award Agreement (incorporated by reference to Exhibit 10.1 of Energizer's Current Report on Form 8-K filed October 15, 2007).*
10.35	Form of 2007 Note Purchase Agreement dated October 15, 2007 (incorporated by reference to Exhibit 10.1 of Energizer's Current Report

(Dollars in millions, except per share and percentage data)

on Form 8-K filed October 17, 2007).

10.36 Form of 2008 Performance Restricted Stock Equivalent Agreement (incorporated by reference to Exhibit 10.1 of Energizer's Current Report on Form 8-K dated as of October 13, 2008).*

10.37 Amended Executive Officer Bonus Plan (incorporated by reference to Exhibit 10.2 of Energizer's Current Report on Form 8-K filed October 15, 2008).*

10.38 Form of Indemnification Agreement between Energizer and W. Klein (incorporated by reference to Exhibit 10 of Energizer's Current Report on Form 8-K filed November 5, 2008).*

10.39 Form of Change of Control Employment Agreements, as amended January 28, 2008 (incorporated by reference to Exhibit 10.1 of Energizer's Current Report on Form 8-K filed January 6, 2009).*

10.40 Energizer Holdings, Inc. 2000 Incentive Stock Plan, as amended and restated (incorporated by reference to Exhibit 10.2 of Energizer's Current Report on Form 8-K filed January 6, 2009).

10.41 Form of Amendment to Certain Restricted Stock Equivalent Award Agreements (incorporated by reference to Exhibit 10.3 of Energizer's Current Report on Form 8-K filed January 6, 2009).

10.42 Energizer Holdings, Inc. 2009 Incentive Stock Plan, approved January 26, 2009 (incorporated by reference to Exhibit 4 of Energizer's Registration Statement on Form S-8 filed February 2, 2009).*

10.43 Form of Performance Restricted Stock Equivalent Award Agreement (incorporated by reference to Exhibit 10.1 of Energizer's Current Report on Form 8-K filed February 10, 2009).*

10.44 Third Amended and Restated Receivables Purchase Agreement dated as of May 4, 2009 among Energizer Receivables Funding Corporation, as seller, Energizer Battery, Inc., as servicer, Energizer Personal Care, LLC, as sub-servicer, The Bank of Tokyo-Mitsubishi UFJ, LTD., New York Branch, as administrative agent and agent, Gotham Funding Corporation, as a conduit, and Victory Receivables Corporation as a conduit (incorporated by reference to Exhibit 10.1 of Energizer's Current Report on Form 8-K filed May 6, 2009).

10.45 Amendment No. 1 to Third Amended and Restated Receivables Purchase Agreement dated as of May 5, 2009 among Energizer Receivables Funding Corporation, as seller, Energizer Battery, Inc., as servicer, Energizer Personal Care, LLC, as sub-servicer, The Bank of Tokyo-Mitsubishi UFJ, LTD., New York Branch, as administrative agent and agent, Three Pillars Funding LLC, Gotham Funding Corporation, and Victory Receivables Corporation as conduits, and SunTrust Robinson Humphrey, Inc., as an agent (incorporated by reference to Exhibit 10.2 of Energizer's Current Report on Form 8-K filed May 6, 2009).

10.46 Form of Performance Restricted Stock Equivalent Award Agreement (incorporated by reference to Exhibit 10.1 of Energizer's Amended

(Dollars in millions, except per share and percentage data)

	Current Report on Form 8-K filed October 15, 2009).
10.47	Form of Restricted Stock Equivalent Award Agreement (incorporated by reference to Exhibit 10.2 of Energizer's Amended Current Report on Form 8-K filed October 15, 2009).
10.48	Form of Retention Stock Option Award (incorporated by reference to Exhibit 10.3 of Energizer's Amended Current Report on Form 8-K filed October 15, 2009).
10.49	The summary of Energizer's 2010 Annual Cash Bonus Award Program and 2010 Executive Officer Salaries is hereby incorporated by reference to Energizer's Current Report on Form 8-K filed October 15, 2009.*
10.50	The summary of revisions to the Company's director compensation program, and the resolution authorizing personal use of corporate aircraft by the chief executive officer, is hereby incorporated by reference to Energizer's Current Report on Form 8-K filed November 4, 2009.*
10.51	Amendment No. 2 to Third Amended and Restated Receivables Purchase Agreement dated as of May 3, 2010 by and among Energizer Receivables Funding Corporation, as seller, Energizer Battery, Inc., as servicer, Energizer Personal Care, LLC, as sub-servicer, The Bank of Tokyo-Mitsubishi, UFJ, LTD., New York Branch, as administrative agent and agent, Three Pillars Funding LLC, Gotham Funding Corporation, and Victory Receivables Corporation as conduits, and SunTrust Robinson Humphrey, Inc., as an agent (incorporated by reference to Exhibit 10.1 of Energizer's Quarterly Report on Form 10-Q for the period ended June 30, 2010).
10.52	Form of Restricted Stock Equivalent Award Agreement.**
10.53	Form of Restricted Stock Equivalent Award Agreement for Chief Executive Officer.**
10.54	Form of Performance Restricted Stock Equivalent Award Agreement.**
10.55	Form of Performance Restricted Stock Equivalent Award Agreement for Chief Executive Officer.**
13	Portions of the Energizer Holdings, Inc. 2010 Annual Report to Shareholders for the year ended September 30, 2010, incorporated by reference herein.**
21	Subsidiaries of Registrant.**
23	Consent of Independent Registered Public Accounting Firm.**
31.1	Section 302 Certification of Chief Executive Officer.**
31.2	Section 302 Certification of Executive Vice President and Chief Financial Officer.**
32.1	Section 1350 Certification of Chief Executive Officer.**
32.2	Section 1350 Certification of Executive Vice President and Chief Financial Officer.**
101	Attached as Exhibit 101 to this Form 10-K are the following documents formatted in eXtensible Business Reporting Language (XBRL): (i)

(Dollars in millions, except per share and percentage data)

Consolidated Statements of Earnings and Comprehensive Income for the years ended September 30, 2009 and 2010, (ii) Consolidated Balance Sheets at September 30, 2009 and 2010, (iii) Consolidated Statements of Cash Flows for the years ended September 30, 2008, 2009 and 2010, (iv) Consolidated Statements of Shareholders' Equity for the years ended September 30, 2010, 2009 and 2008, and (v) Notes to Consolidated Financial Statements for the year ended September 30, 2010. In accordance with Rule 406T of Regulation S-T, the XBRL related information in Exhibit 101 to this Annual Report on Form 10-K shall not be deemed to be "filed" for purposes of Section 18 of the Exchange Act, and shall not be deemed "filed" or part of any registration statement or prospectus for purposes of Section 11 or 12 under the Securities Act of 1933 or the Securities Exchange Act of 1934, or otherwise subject to liability under those sections, except as shall be expressly set forth by specific reference in such filing. The financial information contained in the XBRL-related documents is "unaudited" and "unreviewed."**

* Denotes a management contract or compensatory plan or arrangement.

** Denotes filed herewith.

*** The Asset Purchase Agreement has been included to provide investors and shareholders with information regarding its terms. It is not intended to provide any factual, business or operational information about Energizer or ASR. The Asset Purchase Agreement contains representations and warranties that the parties to the Agreement made solely for the benefit of each other. The assertions embodied in such representations and warranties are qualified by information contained in confidential disclosure schedules that ARS provided to Energizer in connection with execution of the Asset Purchase Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Asset Purchase Agreement. Moreover, the representations and warranties in the Asset Purchase Agreement (i) are subject to materiality standards which may differ from what may be viewed as material by investors and shareholders, (ii) in certain cases, were used for the purpose of allocating risk among the parties rather than establishing matters as facts and (iii) were only made as of the date of the Asset Purchase Agreement and are modified in important part by the underlying disclosure schedules. Accordingly, investors and shareholders should not rely on such representations and warranties as characterizations of the actual state of facts or circumstances. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Asset Purchase Agreement, which subsequent information may or may not be fully reflected in Energizer's public disclosures. Pursuant to Item 601 (b) (2) of Regulation S-K schedules have been omitted and will be furnished supplementally to the SEC upon request.

(Dollars in millions, except per share and percentage data)

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERGIZER HOLDINGS, INC.

By 

Ward M. Klein
Chief Executive Officer

Date: November 23, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title
/s/Ward M. Klein Ward M. Klein (principal executive officer)	Chief Executive Officer
/s/Daniel J. Sescleifer Daniel J. Sescleifer (principal financial officer)	Executive Vice President and Chief Financial Officer
/s/John J. McColgan John J. McColgan (controller and principal accounting officer)	Vice President and Controller
/s/J. Patrick Mulcahy J. Patrick Mulcahy	Chairman of the Board of Directors
/s/R. David Hoover R. David Hoover	Director
/s/John E. Klein John E. Klein	Director
/s/Richard A. Liddy Richard A. Liddy	Director
/s/W. Patrick McGinnis W. Patrick McGinnis	Director
/s/Pamela Nicholson Pamela Nicholson	Director
/s/John R. Roberts John R. Roberts	Director
/s/John C. Hunter John C. Hunter	Director
/s/Bill G. Armstrong Bill G. Armstrong	Director

Date: November 23, 2010

(Dollars in millions, except per share and percentage data)

Management's Discussion and Analysis of Results of Operations and Financial Condition

The following discussion is a summary of the key factors management considers necessary in reviewing Energizer Holdings, Inc.'s (the Company) historical basis results of operations, operating segment results, and liquidity and capital resources. The Company reports results in two segments: Household Products, which includes batteries and portable lighting products, and Personal Care, which includes wet shave, skin care, feminine care and infant care products. This discussion should be read in conjunction with the Consolidated Financial Statements and related notes.

Non-GAAP Financial Measures

While the Company reports financial results in accordance with accounting principles generally accepted in the U.S. ("GAAP"), this discussion includes non-GAAP measures. These non-GAAP measures, such as comparisons excluding the impact of currencies, and excluding the impact of the devaluation and unfavorable economic conditions in Venezuela, are not in accordance with, nor are they a substitute for, GAAP measures. The Company believes these non-GAAP measures provide a meaningful comparison to the corresponding reported period and assist investors in performing analysis consistent with financial models developed by research analysts. Investors should consider non-GAAP measures in addition to, not as a substitute for, or superior to, the comparable GAAP measures.

Recent Developments

American Safety Razor Acquisition

On November 23, 2010, we completed the acquisition of American Safety Razor, LLC, a Delaware limited liability company ("ASR"), as we acquired substantially all of the assets of ASR, including the assets of its U.S. subsidiaries and the stock of its non-U.S. subsidiaries, and assumed substantially all of the liabilities of ASR and its U.S. subsidiaries, for a cash purchase price of $301. The Company financed this transaction with available cash of approximately $150 and borrowings from our existing receivable securitization program. ASR will be part of our Personal Care Segment.

Household Products Restructuring

On November 1, 2010, the Board of Directors (the "Board") authorized a multi-year program designed to accelerate investments in both geographic and product growth opportunities, streamline our worldwide manufacturing operations and improve the efficiency of our administrative operations.

The Board authorized a broad restructuring plan and has delegated authority to management to determine the final plan with respect to the initiatives, which are expected to result in pre-tax charges in the range of $65 to $85 over the next twelve months, with the vast majority associated with manufacturing capacity rationalization. The remainder relates to overhead reductions. Although the specific actions to be taken are not yet resolved, annual pre-tax savings, relating primarily to headcount reduction and manufacturing efficiencies, are expected to be in the range of $25 to $35, by the end of fiscal 2012.

(Dollars in millions, except per share and percentage data)

Hydro Launch

In April 2010, the Company launched a new men's razor system in North America, *Schick Hydro*. Subsequently, the Company extended the launch to Japan and certain key European markets. *Schick Hydro* is available in three- and five-blade models. In addition, the Company launched *Schick Hydro* shave gels available in Moisturizing and Sensitive Skin varieties.

Venezuela Currency Devaluation

At December 31, 2009, which was the end of our first fiscal quarter of 2010, the Company determined that the parallel rate was the appropriate rate to use for the translation of our Venezuela affiliate's financial statements for the purposes of consolidation based on the facts and circumstances of our business, including the fact that the parallel rate was the then current method used to settle U.S. dollar invoices for newly imported product. As a result, the Company recorded a pre-tax loss, net of the impact of certain settlements, as a result of devaluing its U.S. dollar-based intercompany payable of approximately $20 in fiscal 2010, which was included in other financing on the Consolidated Statements of Earnings. The pre-tax loss reflects the higher local currency expected to be required to settle this U.S. dollar-based obligation due to the use of the parallel rate, which was substantially unfavorable to the then official exchange rate. This U.S. dollar intercompany payable is an obligation of our Venezuela affiliate to other Energizer affiliates for costs associated with the importing of goods for resale in Venezuela.

Effective January 1, 2010, the financial statements for our Venezuela subsidiary are consolidated under the rules governing the translation of financial information in a highly inflationary economy based on the use of the blended National Consumer Price Index in Venezuela. Under GAAP, an economy is considered highly inflationary if the cumulative inflation rate for a three year period meets or exceeds 100 percent. If a subsidiary is considered to be in a highly inflationary economy, the financial statements of the subsidiary must be re-measured into our reporting currency (U.S. dollar) and future exchange gains and losses from the re-measurement of monetary assets and liabilities are reflected in current earnings, rather than exclusively in the equity section of the balance sheet, until such time as the economy is no longer considered highly inflationary. At September 30, 2010, the U.S. dollar value of monetary assets, net of monetary liabilities, which would be subject to an earnings impact from translation rate movements for our Venezuela affiliate under highly inflationary accounting, was approximately $22.

On January 8, 2010, the Venezuelan government announced its intention to devalue the Bolivar Fuerte relative to the U.S. dollar. The revised official exchange rate for imported goods considered non-essential moved to an exchange rate of 4.30 to 1 U.S. dollar, which was twice the previous official rate prior to the devaluation. As noted above, the Company determined, prior to this official devaluation, that the parallel rate was the appropriate rate to use for the translation of our Venezuela affiliate's financial statements, so the official devaluation action did not result in any further devaluation charges.

In May 2010, the Venezuela government introduced additional exchange controls over securities transactions in the parallel market. They established the Central Bank of Venezuela as the only legal intermediary through which parallel market transactions can be executed and established government control over the parallel exchange rate, which was set at approximately 5.30 to 1 U.S. dollar at September 30, 2010. At the same time, they significantly reduced the notional amount of transactions that run through this Central Bank controlled,

(Dollars in millions, except per share and percentage data)

parallel market mechanism. This has eliminated our ability to access the historical parallel market to pay for imported goods and to most effectively manage our local monetary asset balances.

Since foreign exchange is no longer available in the historical parallel market, the Company is now using the Central Bank of Venezuela controlled parallel market rate of 5.30, as the translation rate for our Venezuela affiliate's financial statements for the purposes of consolidation. This includes the translation of monthly operating results (beginning in June 2010) and the valuation of our net monetary assets under highly inflationary accounting. Since this rate is somewhat favorable to the historical parallel rate, which was previously adopted as the appropriate rate for translation purposes on December 31, 2009 as noted above, we have recorded a gain, included in other financing, of approximately $2, pre-tax, to reflect the improved translation rate for the carrying value of our Venezuela affiliate's net monetary assets under highly inflationary accounting. However, due to the level of uncertainty in Venezuela, we cannot predict the exchange rate that will ultimately be used to convert our local currency monetary assets to U.S. dollars in the future. As a result, further charges reflecting a less favorable exchange rate outcome are possible.

Company Overview

General

Energizer Holdings, Inc., incorporated in Missouri in 1999, is one of the world's largest manufacturers and marketers of primary batteries, portable lighting and personal care products in the wet shave, skin care, feminine care and infant care categories. On April 1, 2000, all of the outstanding shares of common stock of Energizer were distributed in a tax-free spin-off to shareholders of Ralston Purina Company.

Energizer is the successor to over 100 years of expertise in the battery and portable lighting products industry. Its brand names *Energizer* and *Eveready* have worldwide recognition for quality and dependability, and are marketed and sold in more than 165 countries.

On March 28, 2003, we completed the acquisition of the Schick-Wilkinson Sword (SWS) business from Pfizer, Inc. SWS is the second largest manufacturer and marketer of men's and women's wet shave products in the world. Its portfolio of products includes: the *Quattro for Women*, *Intuition*, *Lady Protector* and *Silk Effects Plus* women's shaving systems and the *Hydro*, *Quattro* and *Protector* men's shaving systems, as well as the *Quattro, Xtreme 3*, and *Slim Twin/Exacta* disposables. SWS has over 75 years of history in the shaving products industry with a reputation for high quality and innovation in shaving technology. SWS products are sold in more than 140 countries. On June 5, 2009, we completed the acquisition of the *Edge* and *Skintimate* shave preparation brands from S.C. Johnson & Son, Inc. (SCJ). This added U.S. market leading shave preparation brands to our existing wet shave product portfolio.

At the beginning of fiscal 2008, we completed the acquisition of all of the outstanding stock of Playtex Products, Inc. (Playtex), a leading manufacturer and marketer of well-recognized branded consumer products in North America. Its portfolio of products include *Playtex* feminine care products, *Playtex* infant care products, *Diaper Genie* diaper disposal systems, *Wet Ones* pre-moistened wipes, *Banana Boat* and *Hawaiian Tropic* sun care products, and *Playtex* household gloves.

ENERGIZER HOLDINGS, INC.

(Dollars in millions, except per share and percentage data)

On November 23, 2010, we completed the acquisition of American Safety Razor, LLC, a Delaware limited liability company ("ASR"), as we acquired substantially all of the assets of ASR, including the assets of its U.S. subsidiaries and the stock of its non-U.S. subsidiaries, and assumed substantially all of the liabilities of ASR and its U.S. subsidiaries, for a cash purchase price of $301. ASR, founded in 1875, is the leading global manufacturer of private label / value wet shaving razors and blades, and industrial and specialty blades.

Our subsidiaries operate a number of manufacturing and packaging facilities in 14 countries on five continents, and we employ almost 4,500 colleagues in the United States and more than 11,000 in foreign jurisdictions. These totals do not include the recently acquired ASR business, which operates 9 manufacturing and packaging facilities in 6 countries and employs approximately 1,200 colleagues globally.

Unless we indicate otherwise, we base the information concerning our industry contained or incorporated by reference herein on our general knowledge of and expectations concerning the industry. Our market position, market share and industry market size is based on our estimates using our internal data and estimates, based on data from various industry analyses, our internal research and adjustments and assumptions that we believe to be reasonable. We have not independently verified data from industry analyses and cannot guarantee their accuracy or completeness. In addition, we believe that data regarding the industry, market size and our market position and market share within such industry provide general guidance but are inherently imprecise. Further, our estimates and assumptions involve risks and uncertainties and are subject to change based on various factors, including those discussed in the "Risk factors" section of this Annual Report on Form 10-K. These and other factors could cause results to differ materially from those expressed in the estimates and assumptions.

Industries

We operate in five distinct industries: battery and portable lighting products, wet shave, skin care, feminine care and infant care. Our two largest categories by revenue are battery products and wet shave. The battery category comprises two primary competitors, Energizer's *Energizer* and *Eveready* brands and Procter & Gamble's *Duracell*, which we estimate collectively represents approximately 70% in the markets in which we compete. The wet shave category comprises two primary competitors, Procter & Gamble's *Gillette* and Energizer's *Schick-Wilkinson Sword*, which we estimate collectively represents more than 80% of the global wet shave market.

Household Products

Energizer's Household Products division manufactures and markets one of the most extensive product portfolios in household batteries, specialty batteries and portable lighting products.

In household batteries, we offer batteries using carbon zinc, alkaline, rechargeable and lithium technologies. These products are marketed and sold into the price, premium and performance segments. This allows us to penetrate the broad range of the market and meet most consumer needs. We distribute our portfolio of household and specialty batteries and portable lighting products through a global distribution network, which also provides a platform for the distribution of our personal care products. Since Energizer's invention of the first D cell battery in 1893, we have been committed to developing and marketing innovative new products for the portable power and portable lighting products market. Energizer's long history of innovation includes the first to market the Alkaline battery, the first mercury-free Alkaline battery, the first mercury-free Hearing Aid battery and the "World's Longest Lasting AA and AAA Battery in

High-Tech Devices" – Ultimate Lithium. Energizer recently introduced a new Qi-compliant inductive charger for certain smart phones and other devices with Qi enabled built-in rechargeable batteries, increasing the convenience to consumers of recharging batteries without wires and connectors. In addition, our portable lighting products business introduced a number of new products in recent years designed to meet a wide range of consumer, industrial and military needs. In particular, we have converted most of our products to lower energy consuming LED lighting and substantially eliminated incandescent bulbs from our product offerings.

The battery category is highly competitive as brands compete for consumer acceptance and retail shelf space. Pricing actions in response to rising material costs have raised retail prices over time. However, pricing actions are not always available to fully offset material cost increases, especially in highly competitive markets.

While we continually engage in ongoing reviews of all of our categories, in an effort to provide greater clarity regarding the ongoing dynamics in the battery category, in fiscal 2010, we completed a more in-depth analysis. While short-term measurements of category performance may fluctuate, this analysis indicated that an increasing number of devices are using built-in rechargeable battery systems, particularly in developed markets. We believe this continues to create a negative impact on the demand for primary batteries. This trend, coupled with aggressive competitive activity in the U.S. and other markets, could put additional pressure on segment results going forward. See the Household Products segment for further discussion of related actions.

Energizer is well positioned to meet the needs of customer and consumer demands for household and specialty batteries and portable lighting products, leveraging category expertise, retail understanding and its broad portfolio of products to give Energizer a strong presence across the retail channels. We believe we have a leading market share presence in most of the major markets in which we choose to compete. We believe we have been able to either hold or gain share in many of our key markets in recent years due to our diversified portfolio of products, which meet a broad spectrum of consumer needs.

Personal Care
The Personal Care division includes Wet Shave products sold under the *Schick*, *Wilkinson Sword*, *Edge* and *Skintimate* brand names, Skin Care products sold under the *Banana Boat*, *Hawaiian Tropic*, *Wet Ones* and *Playtex* brand names, and Feminine Care and Infant Care products sold under the *Playtex* and *Diaper Genie* brand names.

We manufacture and distribute *Schick* and *Wilkinson Sword* razor systems, composed of razor handles and refillable blades, and disposable shave products for men and women. We market our wet shave products in more than 140 countries worldwide. SWS' primary markets are the U.S., Canada, Japan and the larger countries of Western Europe. SWS estimates its overall share of the wet shave category for these major markets at approximately 20% in fiscal 2010, 2009 and 2008. We currently maintain the #2 global market share position in wet shaving. Category blade unit consumption has been relatively flat for a number of years. However, product innovations and corresponding increased per unit prices have accounted for category growth. The category is extremely competitive with competitors vying for consumer loyalty and retail shelf space.

(Dollars in millions, except per share and percentage data)

On June 5, 2009, we completed the acquisition of the *Edge* and *Skintimate* shave preparation brands from SCJ. This added U.S. market leading shave preparation products, including shaving gels and creams, to our wet shave portfolio.

SWS has gained recognition for its innovation and development of new products designed to improve the shaving experience, including the introduction of the *Intuition* women's system in 2003, a unique system incorporating a three-bladed razor surrounded by a skin conditioning solid which lathers, shaves and provides extra moisture in one step. In 2003, SWS introduced the *Quattro* men's shaving system, the first four blade razor system for men. In 2010, SWS introduced *Schick Hydro*, a new men's shaving system, which incorporates new technologies including innovative skin protectors that act to smooth skin between blade tips and an advanced hydrating gel reservoir that lubricates throughout the shaving process. *Schick Hydro* is available in three-and five-blade models. Additionally, the Company launched a new line of *Schick Hydro* shave gels, which coupled with the *Schick Hydro* razor, delivers a complete skin comfort system that goes beyond hair removal to care for men's skin.

On October 1, 2007, Energizer acquired Playtex, a leading North American manufacturer and marketer in the skin, feminine and infant care product categories, with a diversified portfolio of well-recognized branded consumer products.

In Skin Care, we market sun care products under the *Banana Boat* and *Hawaiian Tropic* brands. We believe these brands, on a combined basis, hold a leading market share position in the U.S. sun care category. The sun care category in the U.S. is segmented by product type such as general protection, tanning and babies; as well as by method of application such as lotions and sprays. We compete across this full spectrum of sun care products. We also offer *Wet Ones*, the leader in the U.S. portable hand wipes category, and *Playtex* household gloves, the branded household glove leader in the U.S.

In feminine care, we believe *Playtex* is the second largest selling tampon brand overall in the U.S. We offer plastic applicator tampons under the *Playtex Gentle Glide* and *Playtex Sport* brands, and *Playtex* Personal Cleansing Cloths, a pre-moistened wipe for feminine hygiene.

In infant care, we market a broad range of products including bottles, cups, and a full line of mealtime products including plates, utensils and placemats under the *Playtex* brand name. We also offer a line of pacifiers, including the *Ortho-Pro* and *Binky* pacifiers. We believe our *Playtex Diaper Genie* brand of diaper disposal systems leads the U.S. diaper pail category. The *Diaper Genie* brand consists of the diaper pail unit and refill liners. The refill liners individually seal diapers in an odor-proof plastic film.

On November 23, 2010, Energizer acquired ASR, the leading global manufacturer of private label / value wet shaving razors and blades, and industrial and specialty blades. In wet shave, ASR manufactures, distributes and sells a complete line of private label / value wet shaving disposable razors, shaving systems and replacement blades. These wet shave products are sold primarily under a retailer's store name or under value brand names such as *Personna*, *Matrix, Magnum, Mystique, Solara* and *GEM*. Industrial and specialty blades are sold primarily through retail paint chains, hardware stores and home improvement centers under the *Personna* and *American Line* brand names.

Financial Results

For the year ended September 30, 2010, net earnings were $403.0, or $5.72 per diluted share, compared to net earnings of $297.8, or $4.72 per diluted share, in fiscal 2009 and $329.3, or

(Dollars in millions, except per share and percentage data)

$5.59 per diluted share, in fiscal 2008. Total average shares outstanding increased in each of the last two fiscal years due to the May 20, 2009 common stock issuance. Total average diluted shares outstanding were 70.5 million, 63.1 million and 58.9 million for fiscal 2010, 2009 and 2008, respectively. Included in the current year results are:

- Charges:
  - $14.2, after-tax, or $0.20 per diluted share, due primarily to the impact of the devaluation of the Bolivar Fuerte for the Company's Venezuela affiliate, and
  - $7.3, after-tax, or $0.10 per diluted share, related to certain integration and other business realignment activities.
- Income:
  - $23.5 tax benefit, or $0.33 per diluted share, related to the favorable impact of a foreign tax credit, and
  - $6.1, or $0.09 per diluted share, related to the adjustment of prior years' income tax provisions.

Fiscal 2009 results included:

- Charges:
  - $33.2, after-tax, or $0.53 per diluted share, related to the Company's voluntary enhanced retirement option (VERO) and reduction in force (RIF) programs, and other business realignment and integration charges;
  - $1.5, or $0.02 per diluted share, related to prior year income tax provision adjustments; and
  - $2.3, after-tax, or $0.04 per diluted share, related to the write-up and subsequent sale of inventory purchased in the shave preparation acquisition.
- Income:
  - $15.2, after-tax, or $0.24 per diluted share, due to the favorable impact of a change in the Company's paid time off policy (PTO).

Fiscal 2008 results included:

- an after-tax expense of $16.5, or $0.28 per diluted share, related to the write-up and subsequent sale of inventory purchased in the Playtex acquisition;
- integration and other realignment costs of $13.4, after-tax, or $0.22 per diluted share, and
- a net, unfavorable prior year income tax provision adjustment of $1.1, or $0.02 per diluted share.

Operating Results

Net Sales
Net sales for fiscal 2010 were $4,248.3, an increase of $248.5, or 6%, as compared to fiscal 2009, including the favorable impact of currencies, other than Venezuela, of approximately $100 and a year-over-year increase of approximately $90 from the full year ownership of the *Edge* and *Skintimate* shave preparation brands. The total year growth was also positively impacted by the *Schick Hydro* launch in the third quarter. The recent devaluation and difficult economic conditions in Venezuela resulted in a reduction in net sales of approximately $23 in fiscal 2010. Net sales in the Household Products division increased $90.2, or 4%, or

(Dollars in millions, except per share and percentage data)

approximately $32, up 2%, on a constant currency basis, excluding Venezuela. Net sales in the Personal Care business increased $158.3, or 8%, or approximately $115, up 6%, on a constant currency basis, exclusive of Venezuela.

Net sales for fiscal 2009 were $3,999.8, down $331.2, or 8%, due primarily to approximately $225 of unfavorable currencies as compared to fiscal 2008. Net sales in the Household Products division as compared to fiscal 2008 decreased $364.8, or 15%, or approximately $220, down 9% on a constant currency basis. Net sales in the Personal Care business as compared to fiscal 2008 increased $33.6, or 2%, or approximately $113, up 6%, on a constant currency basis.

For further discussion regarding net sales in Household Products and Personal Care, please see the section titled "Segment Results" provided below.

Gross Profit

Gross profit dollars were $2,019.3 in fiscal 2010, an increase of $160.7, or 9%, due primarily to the favorable impact of currencies of approximately $82, exclusive of Venezuela, and the favorable impact of the higher sales noted above.

Gross margin as a percent of net sales was 47.5% in fiscal 2010, 46.5% in fiscal 2009 and 47.0% in fiscal 2008. The margin percentage increase in fiscal 2010 was due primarily to favorable currencies, excluding Venezuela, which added approximately 90 basis points. The margin percentage decline in fiscal 2009 as compared to fiscal 2008 was also due primarily to unfavorable currencies, which we estimate reduced gross margin by approximately 130 basis points in fiscal 2009 versus the prior fiscal year.

Selling, General and Administrative

Selling, general and administrative expenses (SG&A) were $765.7, an increase of $23.1, as compared to fiscal 2009, due primarily to the impact of annual merit increases and support of growth initiatives. As a percent of net sales, SG&A was 18.0%, down somewhat from 18.6% in fiscal 2009 due to the year-over-year net sales increase described above. SG&A decreased $51.4 in fiscal 2009 as compared to fiscal 2008 due primarily to the favorable impact of currencies of approximately $44 in fiscal 2009 and reduced overhead spending due, in part, to the economic recession.

Advertising and Promotion

Advertising and promotion (A&P) increased $46.8 in fiscal 2010 due to increased spending including support of the Company's *Schick Hydro* launch in April 2010. A&P decreased $72.3 in fiscal 2009 as compared to fiscal 2008 due to reduced spending resulting, in part, from the economic recession, and approximately $23 of favorable currencies as compared to fiscal 2008.

A&P expense was 10.9%, 10.4% and 11.2% of sales for fiscal 2010, 2009 and 2008, respectively. A&P expense may vary from year to year with new product launches, the impact of acquisitions, strategic brand support initiatives, the overall competitive environment, and the state of the global economy.

We expect A&P expense to increase in fiscal 2011 due to the launch of *Schick Hydro* in key markets in Europe and Japan, and the continued support of the new product launch in North America. Our current estimate is that A&P expense may be in the range of 11.5% to 12% of net sales in fiscal 2011. While we incurred *Schick Hydro* launch-related A&P spending in fiscal

(Dollars in millions, except per share and percentage data)

2010, this spending occurred in the second half of the fiscal year. In 2011, higher comparative A&P expense is likely in the first two quarters as compared to the prior year due to the timing of the *Schick Hydro* launch in the additional markets noted. A&P spending is subject to change in any given fiscal year due to the overall competitive and economic environment, changes in strategic brand support objectives and shifts in the size and types of promotional campaigns.

Research and Development

Research and development (R&D) expense was $97.1 in fiscal 2010, $90.5 in fiscal 2009 and $91.7 in fiscal 2008. The increased expense in fiscal 2010 reflects additional spending in support of the Company's growth initiatives. As a percent of sales, R&D expense was 2.3% in fiscal 2010 and 2009 and 2.1% in fiscal 2008.

Interest and Other Financing Items

Interest expense for fiscal 2010 decreased $19.3 due primarily to lower average borrowings. Other financing items, which include interest income and foreign exchange gains and losses from the Company's worldwide affiliates, were unfavorable $5.4 in fiscal 2010 as compared to fiscal 2009. This result includes an exchange loss of $18.3, pre-tax, due primarily to the impact of the devaluation of the Venezuela Bolivar Fuerte. The year-over-year change in other financing items was favorable, exclusive of the Venezuela devaluation, as we did not repeat the first quarter fiscal 2009 foreign exchange loss described in the next paragraph.

Interest expense for fiscal 2009 decreased $36.6 due primarily to lower average borrowings. Other financing items were unfavorable $10.3 for fiscal 2009 as compared to fiscal 2008 due primarily to exchange losses incurred as the U.S. dollar based payables for our foreign affiliates were unfavorably impacted by the rapid and significant strengthening of the U.S. dollar versus most local currencies during the first fiscal quarter of 2009 as a result of the impact of the global recession.

Income Taxes

Income taxes, which include federal, state and foreign taxes, were 25.8%, 33.1% and 30.4% of earnings before income taxes in fiscal 2010, 2009 and 2008, respectively. Income taxes include the following items which impact the overall tax rate:

For Fiscal 2010:

- A $23.5 tax benefit related to the favorable impact of a foreign tax credit;
- Adjustments were recorded to revise previously recorded tax provisions to reflect refinement of estimates of tax attributes to amounts in filed returns, settlement of tax audits and other tax adjustments. The fiscal 2010 adjustment decreased the income tax provision by $6.1, and
- A $4.1 tax benefit was recorded in fiscal 2010 reflecting the local tax benefit of the Venezuela devaluation charge.

For Fiscal 2009:

- Adjustments were recorded to revise previously recorded tax provisions to reflect refinement of estimates of tax attributes to amounts in filed returns, settlement of tax audits and other tax adjustments. This adjustment increased the tax provision by $1.5 in fiscal 2009, and
- A tax benefit of $1.4 was recorded in fiscal 2009 associated with the write-up and subsequent sale of inventory acquired in the Edge/Skintimate shave preparation acquisition.

(Dollars in millions, except per share and percentage data)

For Fiscal 2008:

- A tax benefit of $11.0 was recorded in fiscal 2008 associated with the write-up and subsequent sale of inventory acquired in the Playtex acquisition, and
- Adjustments were recorded to revise previously recorded tax provisions to reflect refinement of estimates of tax attributes to amounts in filed returns, settlement of tax audits and other tax adjustments. This adjustment increased the tax provision by $1.1 in fiscal 2008.

The Company's effective tax rate is highly sensitive to country mix, from which earnings or losses are derived. Declines in earnings in lower tax rate countries, earnings increases in higher tax rate countries, repatriation of foreign earnings or operating losses in the future could increase future tax rates. Additionally, adjustments to prior year tax provision estimates could increase or decrease future tax provisions.

Segment Results

Operations for the Company are managed via two segments - Household Products (battery and portable lighting products) and Personal Care (wet shave, skin, feminine and infant care). Segment performance is evaluated based on segment operating profit, exclusive of general corporate expenses, share-based compensation costs, costs associated with most restructuring, integration or business realignment activities, including the prior year VERO, RIF and change in PTO policy, and amortization of intangible assets. Financial items, such as interest income and expense, are managed on a global basis at the corporate level. This structure is the basis for the Company's reportable operating segment information presented in Note 17 to the Consolidated Financial Statements.

For fiscal 2010, the Company recorded a pre-tax loss of $18.3 due primarily to the recent devaluation of our Venezuela affiliate's U.S. dollar based intercompany payable. This impact, which is included in other financing on the Consolidated Statements of Earnings, is not considered in evaluating segment performance. However, normal operating results in Venezuela, such as sales, gross margin and spending, have been negatively impacted by translating at less favorable exchange rates and by the impact of unfavorable economic conditions in the country. These operating results remain part of the reported segment totals. The negative impacts of the Venezuela devaluation and the unfavorable economic impact on operating results are discussed separately when considered relevant to understanding the year-over-year comparatives.

The reduction in gross profit associated with the write-up and subsequent sale of the inventory acquired in the Edge/Skintimate acquisition in fiscal 2009, which was $3.7, and the Playtex acquisition in fiscal 2008, which was $27.5, as well as the related acquisition integration costs in all periods presented are not reflected in the Personal Care segment, but rather presented below segment profit, as they are non-recurring items directly associated with the acquisitions. Such presentation reflects management's view on how it evaluates segment performance.

The Company's operating model includes a combination of stand-alone and combined business functions between Household Products and Personal Care, varying by country and region of the world. Shared functions include product warehousing and distribution, various transaction processing functions, and, in some countries, a combined sales force and management. Such allocations do not represent the costs of such services if performed on a stand-alone basis. The Company applies a fully allocated cost basis, in which shared business functions are allocated between the businesses.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

HOUSEHOLD PRODUCTS

	2010	2009	2008
Net sales	**$2,199.7**	$2,109.5	$2,474.3
Segment profit	**$451.1**	$398.6	$489.1

For fiscal 2010, net sales were $2,199.7, up $90.2 or 4%, driven by distribution gains and approximately $58 of favorable currencies. These gains were partially offset by reduced net sales in Venezuela of approximately $13 due to the devaluation of the Bolivar Fuerte and unfavorable macroeconomic conditions within the country. Excluding the impact of currencies and Venezuela, net sales were up 2% due to higher sales volume of approximately $88, which was partially offset by unfavorable pricing/product mix of approximately $42 due, in part, to the pack upsizing activities in the U.S. which lowered the average unit price per battery by adding free batteries to standard size packs.

Segment profit for the year ended September 30, 2010 was $451.1, up $52.5 or 13% as compared to fiscal 2009, including approximately $31 of favorable currencies, partially offset by lower profit in Venezuela of approximately $7. Exclusive of these impacts, segment profit increased approximately $29 due to lower raw material prices and the margin impact of higher sales.

For fiscal 2009, net sales were $2,109.5, down $364.8, or 15% including the impact of approximately $144 of unfavorable currencies, as compared to fiscal 2008. Absent currencies, sales decreased approximately $220, or 9%, due to lower sales volume across all geographic areas, but most notably in the U.S. We estimate the premium battery category declined approximately 9% in fiscal 2009 as consumers cut spending and retailers reduced inventory levels during the year in response to the economic downturn. In addition, we estimate that fiscal 2009 sales were negatively impacted by approximately $55 of shipments in fiscal 2008 related to hurricanes and early holiday shipments ahead of an announced price increase, which were not repeated.

Segment profit for the year ended September 30, 2009 was $398.6, down $90.5 or 19%, including approximately $76 of unfavorable currencies, as compared to fiscal 2008. Excluding the impact of unfavorable currencies, segment profit declined approximately $14 as lower gross margin from volume declines was significantly offset by reduced spending in advertising/promotion and overheads, which collectively decreased approximately $45 as compared to fiscal 2008, and favorable pricing and product mix.

As noted previously, we believe an increasing number of devices are using built-in rechargeable battery systems, particularly in developed markets. We believe this continues to create a negative impact on the demand for primary batteries. This trend, coupled with volatile commodity markets and aggressive competitive activity in the U.S. and other markets, could put additional pressure on segment results going forward.

To combat this trend and improve its competitive position, on November 1, 2010, the Board of Directors authorized a multi-year program designed to accelerate investments in both geographic and product growth opportunities, streamline our worldwide manufacturing operations and improve the efficiency of our administrative operations.

(Dollars in millions, except per share and percentage data)

The Board of Directors authorized a broad restructuring plan and has delegated authority to management to determine the final plan with respect to the initiatives, which are expected to result in pre-tax charges in the range of $65 to $85 over the next twelve months, with the vast majority associated with manufacturing capacity rationalization. The remainder relates to overhead reductions. Although the specific actions to be taken are not yet resolved, annual pre-tax savings, relating primarily to headcount reduction and manufacturing efficiencies, are expected to be in the range of $25 to $35, by the end of fiscal 2012.

Looking forward and based on current market conditions, we expect the costs of commodities and raw materials for the Household Products business in fiscal 2011 will be unfavorable in the range of an estimated $20 to $30 as compared to the average costs paid in fiscal 2010 due primarily to higher zinc and steel costs.

In regards to the impact of foreign currencies and based on current market conditions, we expect currencies to be modestly favorable in fiscal 2011 to the average exchange rates for fiscal 2010. This outlook is subject to considerable variation as market conditions change during the year. While the Company utilizes certain hedging techniques, the percentage of coverage for each currency will only partially hedge exchange rate variability.

PERSONAL CARE

	2010	2009	2008
Net sales	**$2,048.6**	$1,890.3	$1,856.7
Segment profit	**$366.6**	$341.1	$322.5

Net Sales for fiscal 2010 were $2,048.6, up $158.3 or 8%, as compared to fiscal 2009, including approximately $44 of favorable currencies, partially offset by reduced net sales in Venezuela of $10 due to the reasons noted previously. Excluding the impact of currencies and Venezuela, sales increased approximately $124 driven by higher year over year sales in Wet Shave.

Wet Shave net sales for fiscal 2010 increased approximately $126, or 11% as compared to fiscal 2009, due to the full year impact of the *Edge* and *Skintimate* brands acquisition, which added approximately $90 to net sales, and the launch of *Schick Hydro*. Infant Care sales increased 2% driven by *Diaper Genie* and cups, offset by lower sales of bottles. Skin Care sales increased 3% on higher shipments of *Hawaiian Tropic*, and lower end of season sun care returns partially offset by lower shipments of *Wet Ones* as fiscal 2010 volumes returned to more normalized demand post H1N1 consumption peaks. Feminine Care sales decreased 8% on lower shipments of *Gentle Glide* due to significant competitive activity partially offset by continued growth of *Sport* tampons.

Segment profit for fiscal 2010 was $366.6, up $25.5, or 7%, as compared to fiscal 2009, due to the favorable impact of currencies of approximately $25, exclusive of Venezuela. Excluding the impact of favorable currencies, segment profit was essentially flat as higher gross margin from the increased sales noted above was offset by higher A&P and overhead spending due, in part, to the support of the April 2010 *Schick Hydro* launch in North America and the full year impact of spending behind *Edge* and *Skintimate*. Overall, the Venezuela devaluation and related deterioration in economic conditions in the country did not have a material impact on year-over-year segment profit.

(Dollars in millions, except per share and percentage data)

Net sales for fiscal 2009 were $1,890.3, an increase of $33.6, or 2%, including the impact of approximately $80 of unfavorable currencies, as compared to fiscal 2008. Excluding the impact of unfavorable currencies, sales increased approximately 6% due to the shave preparation acquisition, which added $57, or 3%, and higher sales of Wet Shave, Infant Care and Skin Care products partially offset by lower sales of Feminine Care. Wet Shave sales increased 3%, excluding the acquisition and currencies, driven by the launch of *Quattro for Women Trimmer* in the second quarter, and higher disposable and *Quattro* men's systems sales, partially offset by ongoing declines in legacy razor system products. Infant Care sales increased 7% driven by *Diaper Genie*, cups and soothing products. Skin Care sales increased 4% on higher sales of *Wet Ones* due to consumption driven by H1N1, and higher sales for sun care primarily in international markets. Feminine Care sales decreased 2% as higher sales of *Playtex Sport* were offset by lower sales of *Gentle Glide*, due, in part, to increased competitive activity.

Segment profit for the fiscal year 2009 was $341.1, an increase of $18.6 or 6%, inclusive of unfavorable currency of approximately $20, as compared to fiscal 2008. Excluding currencies, segment profit grew approximately $39 or 12% due to incremental Playtex synergies of approximately $32, lower A&P of approximately $17, and the inclusion of the shave preparation acquisition, which added $4, partially offset by higher product costs and unfavorable product mix.

Looking forward, based on current market conditions and costs, we expect the costs of commodities and raw materials in fiscal 2011 for the Personal Care business will be flat to slightly unfavorable as compared to the average costs paid in fiscal 2010.

In regards to the impact of foreign currencies and based on current market rates, we expect currencies to be modestly favorable for fiscal 2011 compared to the average exchange rates for fiscal 2010. This outlook is subject to considerable variation as market conditions change during the year. While the Company utilizes certain hedging techniques, the percentage of coverage for each currency will only partially hedge exchange rate variability.

As noted in the advertising and promotion discussion above, we expect A&P expense to increase in fiscal 2011 due to the launch of *Schick Hydro* in key markets in Europe and Japan, and the continued support of this new product launch in North America. While we incurred launch related A&P spending in fiscal 2010, this spending occurred primarily in the back half of the fiscal year. In 2011, higher comparative A&P expense for Personal Care is likely to occur in the first half of the fiscal year in support of the fiscal 2011 launch initiatives. A&P spending is subject to change in any given fiscal year due to the overall competitive and economic environment, changes in strategic brand support objectives and shifts in the size and types of promotional campaigns.

(Dollars in millions, except per share and percentage data)

GENERAL CORPORATE AND OTHER EXPENSES

	2010	2009	2008
General Corporate Expenses	$100.8	$83.8	$83.8
Integration/Other Realignment	8.1	13.6	21.1
Sub-Total	108.9	97.4	104.9
VERO/Separation Costs	-	38.6	-
PTO Policy Change	-	(24.1)	-
Acquisition Inventory Valuation	-	3.7	27.5
General Corporate and Other Expenses	$108.9	$115.6	$132.4
% of Total Net Sales	2.6%	2.9%	3.1%

General Corporate and Other Expenses

For fiscal 2010, general corporate expenses, including integration/other realignment, increased $11.5 as compared to fiscal 2009 due primarily to higher corporate compensation expenses including higher annual incentive bonuses and stock award amortization.

For fiscal 2009, general corporate expenses, including integration/other realignment, decreased $7.5 as compared to fiscal 2008 due primarily to lower Playtex integration costs, which declined by $13.8 year over year. In addition, higher costs associated with certain realignment activities in foreign affiliates were partially offset by lower corporate compensation expenses.

In the fourth quarter of fiscal 2009, the Company implemented the VERO for eligible U.S. colleagues. The decision to accept the cash benefits offered under the VERO was at the election of the colleague and was irrevocable. Payments under the VERO were cash only, and did not include any enhancement to pension or retirement benefits. In addition, the Company implemented a RIF program primarily in the U.S., to further adjust the organizational structure. The total charge for the VERO and RIF in the fourth quarter of fiscal 2009 was $38.6 and was included in SG&A. Substantially all payments related to the VERO and RIF programs were paid by the end of fiscal 2010.

Also in fiscal 2009, we recorded a favorable adjustment of $24.1, pre-tax, resulting from a change in the policy under which colleagues earn and vest in the Company's paid time off (PTO) benefit. Prior to the change, colleagues were granted and vested in their total PTO days at the beginning of the calendar year, and received a cash payment for unused days in the event of termination during the year. As such, the value of a full year of PTO, net of days used, was accrued at any given balance sheet date. As part of a review of certain benefit programs, this policy was revised in fiscal 2009 to a more "market" policy for PTO. The revised policy has an "earn as you go" approach, under which colleagues earn current-year PTO on a pro-rata basis as they work during the year. As a result of this change, any previously earned and vested benefit under the prior policy was forfeited, and the required liability at the date of the policy change was adjusted to reflect the revised benefit.

(Dollars in millions, except per share and percentage data)

Liquidity and Capital Resources
At September 30, 2010, the Company had $629.7 in available cash and $259.7 available under its committed debt facilities, exclusive of available borrowings under the receivables securitization program.

On November 23, 2010, Energizer completed the acquisition of ASR for a cash purchase price of $301. The Company financed this transaction with available cash of approximately $150 and borrowings from our existing receivables securitization program.

In May 2011, the Company's $275 U.S. revolving credit facility will mature. At September 30, 2010, there were no outstanding borrowings under this facility. It is our intent to renew this facility in advance of the May maturity date. However, we can provide no assurances that this facility will be renewed, or if renewed, that the terms will be as favorable as those contained in the existing facility.

Operating Activities
Cash flow from operations is the primary funding source for operating needs and capital investments. Cash flow from operations was $652.4 in fiscal 2010, an increase of $163.2 as compared to fiscal 2009. Cash flow from operations was $489.2 in fiscal 2009, an increase of $22.7 as compared to $466.5 for fiscal 2008. The increase in cash flow from operations in fiscal 2010 was due to higher operating cash flow before changes in working capital, which exceeded the same measure in the prior year by $147.2 due primarily to higher net earnings. The increase in cash flow from operations in fiscal 2009 as compared to fiscal 2008 was due primarily to lower assets used in operations partially offset by lower liabilities.

From a working capital perspective, changes in assets and liabilities used in operations (working capital) provided positive cash flow of $26.8 in fiscal 2010, an improvement of $16.0 as compared to the cash flow generated by changes in working capital in fiscal 2009. The most significant impact was in accounts payable and other current liabilities, which increased collectively by $54.1 in fiscal 2010 due primarily to the level of promotional activities during the fourth quarter of fiscal 2010 and the timing of payments. The favorable cash flow impact due to a higher level of accounts payable and other current liabilities at the end of fiscal 2010 was partially offset by higher accounts receivable of $26.4 due primarily to inclusion of the fully integrated shave preparation brands at year-end fiscal 2010.

The most significant driver of the higher cash flow from operations in fiscal 2009 as compared to fiscal 2008 was accounts receivable, which was lower by $106.7 at year-end fiscal 2009, excluding the impact of acquired brands. This decrease was due to lower net sales as compared to the prior period and improved accounts receivable aging. This decrease in accounts receivable in fiscal 2009 coupled with lower inventories on a year over year basis of $21.8 more than offset a reduction in accounts payable and other current liabilities, which were collectively lower by $109.5 due primarily to reduced advertising and promotional accruals resulting from lower spending and lower accruals for compensation and benefits including the impact of the change in PTO policy.

Investing Activities
Net cash used by investing activities was $113.3, $412.2 and $1,994.5 in fiscal 2010, 2009 and 2008, respectively. Capital expenditures were $108.7, $139.7 and $160.0 in fiscal 2010, 2009 and 2008, respectively. These capital expenditures were funded by cash flow from operations. Capital expenditures decreased somewhat in fiscal 2010 due to the timing of project-related

(Dollars in millions, except per share and percentage data)

spending including capital associated with new product initiatives. See Note 17 to the Consolidated Financial Statements for capital expenditures by segment.

In fiscal 2009, the Company paid $275.0 for the acquisition of the shave preparation brands and, in fiscal 2008 the Company paid $1,875.7 for the acquisition of Playtex. See "Financing Activities" below for discussion of the financing of the Playtex transaction.

At the beginning of fiscal 2008, the Company held a net-cash settled prepaid share option with a major financial institution to mitigate the impact of changes in the Company's deferred compensation liabilities. In fiscal 2008, the prepaid feature was removed from the transaction and the Company received cash of $60.5, which was used to repay existing debt. Of the $60.5 received in fiscal 2008, $46.0 was a return of investment and was classified within investing activities on the Consolidated Statements of Cash Flows. The remaining $14.5 was a return on investment and was classified as a cash inflow from operations on the Consolidated Statements of Cash Flows.

Capital expenditures of approximately $110 to $120 are anticipated in fiscal 2011 with disbursements for new product and cost reduction-related capital driving the largest components of projected capital spending. Such capital expenditures are expected to be financed with funds generated from operations.

Financing Activities

The Company's total borrowings were $2,313.4 at September 30, 2010, including $478.4 tied to variable interest rates of which $300 is hedged via the interest rate swap agreements described later in this discussion. The Company maintained total committed debt facilities of $2,588.4, exclusive of available borrowings under the receivables securitization program, of which $259.7 remained available as of September 30, 2010. During fiscal 2010, the Company repaid approximately $250 in debt, including approximately $148 of outstanding borrowings under the receivables securitization program.

On May 20, 2009, the Company completed the sale of an additional 10.925 million shares of common stock for $49.00 per share. Net proceeds from the sale of the additional shares were $510.2. The Company used $275 of the net proceeds to complete the purchase of the shave preparation brands on June 5, 2009 and used $100 to repay private placement notes, which matured on June 30, 2009. The remaining proceeds contributed significantly to the increase in cash on hand at September 30, 2009 and the repayment of an additional $200 of private placement notes on September 28, 2009.

Under the terms of the Company's credit agreements, the ratio of the Company's indebtedness to its EBITDA, as defined in the agreements and detailed below, cannot be greater than 4.00 to 1, and may not remain above 3.50 to 1 for more than four consecutive quarters. If and so long as the ratio is above 3.50 to 1 for any period, the Company is required to pay additional interest expense for the period in which the ratio exceeds 3.50 to 1. The interest rate margin and certain fees vary depending on the indebtedness to EBITDA ratio. Under the Company's private placement note agreements, the ratio of indebtedness to EBITDA may not exceed 4.0 to 1. However, if the ratio is above 3.50 to 1, the Company is required to pay an additional 75 basis points in interest for the period in which the ratio exceeds 3.50 to 1. In addition, under the credit agreements, the ratio of its current year EBIT, as defined in the agreements, to total interest expense must exceed 3.00 to 1. The Company's ratio of indebtedness to its EBITDA was 2.70 to 1, and the ratio of its EBIT to total interest expense was 5.72 to 1, as of September 30, 2010. The Company anticipates that it will remain in compliance with its debt covenants for

(Dollars in millions, except per share and percentage data)

the foreseeable future. The negative impact on EBITDA resulting primarily from the Venezuela devaluation of $18.3, pre-tax, is included in the trailing twelve month EBITDA calculation at September 30, 2010, and negatively impacted the ratio of indebtedness to EBITDA at September 30, 2010. If the Company fails to comply with the financial covenants referred to above or with other requirements of the credit agreements or private placement note agreements, the lenders would have the right to accelerate the maturity of the debt. Acceleration under one of these facilities would trigger cross defaults on other borrowings.

Under the credit agreements, EBITDA is defined as net earnings, as adjusted to add-back interest expense, income taxes, depreciation and amortization, all of which are determined in accordance with GAAP. In addition, the credit agreement allows certain non-cash charges such as stock award amortization and asset write-offs or impairments to be "added-back" in determining EBITDA for purposes of the indebtedness ratio. Severance and other cash charges incurred as a result of restructuring and realignment activities as well as expenses incurred in acquisition integration activities are included as reductions in EBITDA for calculation of the indebtedness ratio. In the event of an acquisition, the EBITDA is calculated on a pro forma basis to include the trailing twelve-month EBITDA of the acquired company or brands. Total debt is calculated in accordance with GAAP, but excludes outstanding borrowings under the receivable securitization program. EBIT is calculated in a fashion identical to EBITDA except that depreciation and amortization are not "added-back". Total interest expense is calculated in accordance with GAAP.

On May 3, 2010, the Company amended and renewed its existing receivables securitization program, under which the Company routinely sells a pool of U.S. accounts receivable through a financing arrangement between Energizer Receivables Funding Corporation, which is a bankruptcy-remote special purpose entity subsidiary of the Company, and outside parties (the Conduits). Under the current structure, funds received from the Conduit are treated as borrowings rather than proceeds of accounts receivables sold for accounting purposes. Borrowings under this program, which may not exceed $200, receive favorable treatment in the Company's debt compliance covenants. The program renews annually in May. We can provide no assurance that the facility will be renewable on an annual basis, or if renewed, it may be done so on less favorable terms. At September 30, 2010, there were no borrowings outstanding under this facility. However, on November 23, 2010, the Company borrowed approximately $150 under this facility to partially finance the ASR acquisition with the balance of the acquisition funded with available cash.

The counterparties to long-term committed borrowings consist of a number of major international financial institutions. The Company continually monitors positions with, and credit ratings of, counterparties both internally and by using outside ratings agencies. The Company has staggered long-term borrowing maturities through 2017 to reduce refinancing risk in any single year and to optimize the use of cash flow for repayment.

No shares of Energizer common stock were repurchased by the Company in fiscal 2008 through 2010 other than a small number of shares related to the net settlement of certain stock awards for tax withholding purposes. The Company has 8 million shares remaining on the current authorization from its Board of Directors to repurchase its common stock in the future. Future purchases may be made from time to time on the open market or through privately negotiated transactions, subject to corporate objectives and the discretion of management.

(Dollars in millions, except per share and percentage data)

A summary of the Company's significant contractual obligations at September 30, 2010 is shown below:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt, including current maturities	$2,288.5	$ 266.0	$ 932.5	$ 420.0	$ 670.0
Interest on long-term debt	476.4	107.9	172.5	119.7	76.3
Operating leases	108.9	22.9	30.6	20.5	34.9
Purchase obligations and other (1)	94.2	68.8	18.0	7.4	-
Total	$2,968.0	$ 465.6	$1,153.6	$ 567.6	$ 781.2

1 The Company has estimated approximately $9.4 of cash settlements associated with unrecognized tax benefits within the next year, which are included in the table above. As of September 30, 2010, the Company's Consolidated Balance Sheet reflects a liability for unrecognized tax benefits of $48.7, excluding $7.7 of interest and penalties. The contractual obligations table above does not include this liability. Due to the high degree of uncertainty regarding the timing of future cash outflows of liabilities for unrecognized tax benefits beyond one year, a reasonable estimate of the period of cash settlement for periods beyond the next twelve months cannot be made, and thus is not included in this table.

In addition to the significant contractual obligations set forth in the table above, the Company has contractual purchase obligations for future purchases, which generally extend one to three months. These obligations are primarily purchase orders at fair value that are part of normal operations and are reflected in historical operating cash flow trends. In addition, the Company has various commitments related to service and supply contracts that contain penalty provisions for early termination. As of September 30, 2010, we do not believe such purchase obligations or termination penalties will have a significant effect on our results of operations, financial position or liquidity position in the future.

In addition, the above contractual obligations table does not include minimum contributions related to the Company's retirement programs as they are not considered material to the cash flow and liquidity of the Company for any given fiscal year presented. The U.S. pension plans constitute more than 70% of the total benefit obligations and plan assets for the Company's pension plans. At this time, we do not believe that a minimum pension contribution for the U.S. plan will be required before fiscal 2012. Based on current market conditions, we estimate that the U.S. pension plan contribution required in fiscal 2012 will be approximately $40. Globally, total pension contributions for the Company in fiscal 2011 are estimated to be approximately $22.

The Company believes cash flows from operating activities and periodic borrowings will be adequate to meet short-term and long-term liquidity requirements prior to the maturity of the Company's credit facilities, although no guarantee can be given in this regard.

Market Risk Sensitive Instruments and Positions

The market risk inherent in the Company's financial instruments and positions represents the potential loss arising from adverse changes in currency rates, commodity prices, interest rates and the Company's stock price. The following risk management discussion and the estimated amounts generated from the sensitivity analyses are forward-looking statements of market risk assuming certain adverse market conditions occur. Company policy allows derivatives to be used only for identifiable exposures and, therefore, the Company does not enter into hedges for trading purposes where the sole objective is to generate profits.

(Dollars in millions, except per share and percentage data)

Currency Rate Exposure
A significant portion of our product cost is more closely tied to the U.S. dollar and, to a lesser extent, the Euro, than to the local currencies in which the product is sold. As such, a weakening of currencies relative to the U.S. dollar and, to a lesser extent, the Euro, results in margin declines unless mitigated through pricing actions, which are not always available due to the competitive and economic environment. Conversely, strengthening of currencies relative to the U.S. dollar and, to a lesser extent, the Euro can improve margins. This margin impact coupled with the translation of foreign operating results to the U.S. dollar, our financial reporting currency, has an impact on reported operating profits. Changes in the value of local currencies in relation to the U.S. dollar, and, to a lesser extent, the Euro will continue to impact reported sales and segment profitability in the future, and we cannot predict the direction or magnitude of future changes.

The Company generally views its investments in foreign subsidiaries with a functional currency other than the U.S. dollar as long-term. As a result, the Company does not generally hedge these net investments. Capital structuring techniques are used to manage the net investment in foreign currencies, as necessary. Additionally, the Company attempts to limit its U.S. dollar net monetary liabilities in countries with unstable currencies.

From time to time the Company may employ foreign currency hedging techniques to mitigate potential losses in earnings or cash flows on foreign currency transactions, which primarily consist of anticipated intercompany purchase transactions and intercompany borrowings. External purchase transactions and intercompany dividends and service fees with foreign currency risk may also be hedged. The primary currencies to which the Company's foreign affiliates are exposed include the U.S. dollar, the Euro, the Yen, the British pound, the Canadian dollar and the Australian dollar.

The Company uses natural hedging techniques, such as offsetting like foreign currency cash flows and foreign currency derivatives with durations of generally one year or less, including forward exchange contracts. Certain of the foreign exchange contracts have been designated and are accounted for as cash flow hedges.

The Company enters into foreign currency derivative contracts to hedge existing balance sheet exposures. Any losses on these contracts would be fully offset by exchange gains on the underlying exposures, thus they are not subject to significant market risk. The change in fair value of the foreign currency contracts for fiscal 2010 and 2009 resulted in expense of $5.4 and $1.5, respectively, and was recorded in Other financing expense, net on the Consolidated Statements of Earnings. In addition, the Company has entered into a series of forward currency contracts to hedge the cash flow uncertainty of forecasted inventory purchases due to short term currency fluctuations. These transactions are accounted for as cash flow hedges. The Company had an unrealized pre-tax loss on these forward currency contracts accounted for as cash flow hedges included in Accumulated other comprehensive loss on the Consolidated Balance Sheets of $16.8 and $15.3, at September 30, 2010 and 2009, respectively. Contract maturities for these hedges extend into 2013.

The Company has investments in a Venezuelan affiliate. Venezuela is considered highly inflationary under GAAP as of January 1, 2010. In addition, the conversion of local monetary assets to U.S. dollars is restricted by the Venezuelan government. We continue to monitor this situation including the impact such restrictions may have on our future business operations. At this time, we are unable to predict with any degree of certainty how recent and future

(Dollars in millions, except per share and percentage data)

developments in Venezuela will affect our Venezuela operations, if at all. At September 30, 2010, the Company had approximately $22 in net monetary assets in Venezuela. Due to the level of uncertainty in Venezuela, we cannot predict the exchange rate that will ultimately be used to convert our local currency net monetary assets to U.S. dollars in the future.

Commodity Price Exposure
The Company uses raw materials that are subject to price volatility. At times, hedging instruments are used by the Company to reduce exposure to variability in cash flows associated with future purchases of zinc or other commodities. The fair market value of the Company's outstanding hedging instruments included in Accumulated other comprehensive loss on the Consolidated Balance Sheets was an unrealized pre-tax gain of $1.0 and $6.1 at September 30, 2010 and 2009, respectively. Over the next twelve months, approximately $0.3 of the loss included in Accumulated other comprehensive loss will be included in earnings. Contract maturities for these hedges extend into fiscal year 2012. There were 14 open contracts at September 30, 2010.

Interest Rate Exposure
At September 30, 2010 and 2009, the fair market value of the Company's fixed rate debt is estimated at $2,077.5 and $1,926.2, respectively, using yields obtained from independent pricing sources for similar types of borrowing arrangements. The fair value of debt is greater than the carrying value of the Company's debt at September 30, 2010 by $242.5 and lower at September 30,2009 by $3.8, respectively. A 10% decrease in interest rates on fixed-rate debt would have increased the fair market value by $18.9 and $54.5 at September 30, 2010 and 2009, respectively. See Note 10 to the Consolidated Financial Statements for additional information regarding the Company's debt.

The Company has interest rate risk with respect to interest expense on variable rate debt. At September 30, 2010, the Company had $478.4 of variable rate debt outstanding, of which $300 is hedged via interest rate swap agreements as disclosed below. As a result, after giving effect to the hedged amount, a hypothetical one percentage point increase in variable interest rates would have an annual unfavorable impact of approximately $2 on the Company's earnings before taxes and cash flows, based upon the current variable debt level at September 30, 2010.

During fiscal 2009, the Company entered into interest rate swap agreements with two major financial institutions that fixed the variable benchmark component (LIBOR) of the Company's interest rate on $300 of the Company's variable rate debt for the next two years at 1.9%. These hedging instruments are considered cash flow hedges for accounting purposes. The Company had an unrealized pre-tax loss on these interest rate swap agreements included in Accumulated other comprehensive loss on the Consolidated Balance Sheets of $7.8 and a pre-tax gain of $3.4 at September 30, 2010 and 2009, respectively.

Stock Price Exposure
At September 30, 2010, the Company held a share option with a major financial institution to mitigate the impact of changes in certain of the Company's deferred compensation liabilities, which are tied to the Company's common stock price. The fair market value of the share option was $2.9 as included in other current liabilities and $2.0 as included in other current assets at September 30, 2010 and 2009, respectively. The change in fair value of the total share option for fiscal 2010 and 2009 resulted in income of $0.6 and expense of $3.0, respectively, and was recorded in SG&A. Period activity related to the share option is classified in the same category

(Dollars in millions, except per share and percentage data)

in the Consolidated Statements of Cash Flows as the period activity associated with the Company's deferred compensation liability, which was cash flow from operations.

Seasonal Factors
The Company's Household Products segment results are impacted in the first quarter of the fiscal year by the additional sales volume associated with the December holiday season, particularly in North America. First quarter sales accounted for 32%, 31% and 32% of total Household Products net sales in fiscal 2010, 2009 and 2008, respectively. In addition, natural disasters, such as hurricanes, can create conditions that drive exceptional needs for portable power and spike battery and lighting products sales.

Customer orders for the Company's sun care products are highly seasonal, which has historically resulted in higher sun care sales in the second and third quarters of our fiscal year and lower sales in the first and fourth quarters of our fiscal year. As a result, sales, operating income, working capital and cash flows for the Personal Care segment can vary significantly between quarters of the same and different years due to the seasonality of orders for sun care products.

Other factors may also have an impact on the timing and amounts of sales, operating income, working capital and cash flows. They include: the timing of new product launches by competitors or by the Company, the timing of advertising, promotional, merchandising or other marketing activities by competitors or by the Company, and the timing of retailer merchandising decisions and actions.

Environmental Matters
The operations of the Company, like those of other companies, are subject to various federal, state, foreign and local laws and regulations intended to protect the public health and the environment. These regulations relate primarily to worker safety, air and water quality, underground fuel storage tanks and waste handling and disposal. The Company has received notices from the U.S. Environmental Protection Agency, state agencies and/or private parties seeking contribution, that it has been identified as a "potentially responsible party" (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act, and may be required to share in the cost of cleanup with respect to eight federal "Superfund" sites. It may also be required to share in the cost of cleanup with respect to state-designated sites or other sites outside of the U.S.

Accrued environmental costs at September 30, 2010 were $10.2, of which $2.8 is expected to be spent in fiscal 2011. This accrual is not measured on a discounted basis. It is difficult to quantify with certainty the cost of environmental matters, particularly remediation and future capital expenditures for environmental control equipment. Nevertheless, based on information currently available, the Company believes the possibility of material environmental costs in excess of the accrued amount is remote. Total environmental capital expenditures and operating expenses are not expected to have a material effect on our total capital and operating expenditures, consolidated earnings or competitive position. However, current environmental spending estimates could be modified as a result of changes in our plans, changes in legal requirements, including any requirements related to global climate change, or other factors.

Inflation
Management recognizes that inflationary pressures may have an adverse effect on the Company, through higher material, labor and transportation costs, asset replacement costs and

related depreciation, and other costs. In general, the Company has been able to offset or minimize inflation effects through other cost reductions and productivity improvements through mid-2005, thus inflation was not a significant factor to that point. In recent years, the cost of zinc, nickel, steel, oil and other commodities used in the Company's production and distribution have become more volatile. Looking forward, we expect the costs of commodities and raw materials for Household Products and Personal Care to be unfavorable in fiscal 2011 as compared to average costs paid in fiscal 2010 by an estimated amount ranging from $20 to $30 based on current market conditions. We cannot predict with any degree of certainty the impact of future fluctuations in the costs of commodities and raw materials. In addition, we cannot predict what, if any, impact the economic stimulus measures made in response to the recent economic downturn may have on inflationary pressures over time.

Critical Accounting Policies

The Company identified the policies below as critical to its business operations and the understanding of its results of operations. The impact and any associated risks related to these policies on its business operations is discussed throughout Management's Discussion and Analysis of Results of Operations and Financial Condition, where such policies affect the reported and expected financial results.

Preparation of the financial statements in conformity with GAAP in the U.S. requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. On an ongoing basis, the Company evaluates its estimates, including those related to customer programs and incentives, product returns, inventories, intangible assets and other long-lived assets, income taxes, financing, pensions and other postretirement benefits, and contingencies. Actual results could differ from those estimates. This listing is not intended to be a comprehensive list of all of the Company's accounting policies.

- **Revenue Recognition** The Company's revenue is from the sale of its products. Revenue is recognized when title, ownership and risk of loss pass to the customer. When discounts are offered to customers for early payment, an estimate of the discounts is recorded as a reduction of net sales in the same period as the sale. Standard sales terms are final and, except for seasonal sun care returns which are discussed in detail in the next paragraph, returns or exchanges are not permitted unless a special exception is made; reserves are established and recorded in cases where the right of return does exist for a particular sale.

  Under certain circumstances, we allow customers to return sun care products that have not been sold by the end of the sun care season, which is normal practice in the sun care industry. We record sales at the time the title, ownership and risk of loss pass to the customer. The terms of these sales vary but, in all instances, the following conditions are met: the sales arrangement is evidenced by purchase orders submitted by customers; the selling price is fixed or determinable; title to the product has transferred; there is an obligation to pay at a specified date without any additional conditions or actions required by the Company; and collectability is reasonably assured. Simultaneous with the sale, we reduce sales and cost of sales, and reserve amounts on our consolidated balance sheet for anticipated returns based upon an estimated return level, in accordance with GAAP. Customers are required to pay for the sun care product purchased during the season under the required terms. We generally receive returns of U.S. sun care products from September through January following the summer sun care season. We estimate the level of sun care returns using a variety of inputs including historical experience, consumption trends during the sun care season and inventory positions at key retailers as the sun care season progresses. We monitor shipment activity and inventory levels at key retailers during the season in an effort to gauge potential returns issues. This allows the Company to manage shipment activity to our customers, especially in the latter stages of the sun care season, to reduce the potential for returned product. The level of returns may fluctuate from our estimates due to several factors including weather conditions, customer inventory levels, and competitive activity. Based on our fiscal 2010 sun care shipments, each percentage point change in our returns rate would have impacted our reported net sales by approximately $2.8 and our reported operating income by approximately $2.6.

The Company offers a variety of programs, primarily to its retail customers, designed to promote sales of its products. Such programs require periodic payments and allowances based on estimated results of specific programs and are recorded as a reduction to net sales. The Company accrues, at the time of sale, the estimated total payments and allowances associated with each transaction. Additionally, the Company offers programs directly to consumers to promote the sale of its products. Promotions which reduce the ultimate consumer sale prices are recorded as a reduction of net sales at the time the promotional offer is made, generally using estimated redemption and participation levels. Taxes we collect on behalf of governmental authorities, which are generally included in the price to the customer, are also recorded as a reduction of net sales.

The Company continually assesses the adequacy of accruals for customer and consumer promotional program costs not yet paid. To the extent total program payments differ from estimates, adjustments may be necessary. Historically, these adjustments have not been material to annual results.

- **Pension Plans and Other Postretirement Benefits** The determination of the Company's obligation and expense for pension and other postretirement benefits is dependent on certain assumptions developed by the Company and used by actuaries in calculating such amounts. Assumptions include, among others, the discount rate, future salary increases and the expected long-term rate of return on plan assets. Actual results that differ from assumptions made are recognized on the balance sheet and subsequently amortized to earnings over future periods. Significant differences in actual experience or significant changes in macroeconomic conditions resulting in changes to assumptions may materially affect pension and other postretirement obligations. In determining the discount rate, the Company generally uses the yield on high-quality bonds that coincide with the cash flows of its plans' estimated payouts. For the U.S. plans, which represent the Company's most significant obligations, we consider both the CitiGroup and Mercer yield curves in determining the discount rates.

  Of the assumptions listed above, changes in the expected long-term rate of return on plan assets and changes in the discount rate used in developing plan obligations will likely have the most significant impact on the Company's annual earnings prospectively. Based on plan assets at September 30, 2010, a one percentage point decrease or increase in actual asset returns would decrease or increase the Company's pre-tax pension expense by approximately $8. In addition, it may increase and accelerate the rate of required pension contributions in the future. Uncertainty related to economic markets and the availability of credit may produce changes in the yields on corporate bonds rated as high-quality. As a result, discount rates based on high-quality corporate bonds may increase or decrease leading to lower or higher, respectively, pension obligations. A one percentage point decrease in the discount rate would increase obligations by approximately $91 at September 30, 2010.

As allowed under GAAP, the Company's U.S. qualified pension plan uses Market Related Value, which recognizes market appreciation or depreciation in the portfolio over five years so it reduces the short-term impact of market fluctuations.

- **Valuation of Long-Lived Assets** The Company periodically evaluates its long-lived assets, including goodwill and intangible assets, for potential impairment indicators. Judgments regarding the existence of impairment indicators, including lower than expected cash flows from acquired businesses, are based on legal factors, market conditions and operational performance. Future events could cause the Company to conclude that impairment indicators exist. The Company estimates fair value using valuation techniques such as discounted cash flows. This requires management to make assumptions regarding future income, working capital and discount rates, which would affect the impairment calculation. See the discussion on "Acquisitions" included later in this section for further information.

- **Income Taxes** The Company estimates income taxes and the income tax rate in each jurisdiction that it operates. This involves estimating taxable earnings, specific taxable and deductible items, the likelihood of generating sufficient future taxable income to utilize deferred tax assets and possible exposures related to future tax audits. Deferred tax assets are evaluated on a subsidiary by subsidiary basis to ensure that the asset will be realized. Valuation allowances are established when the realization is not deemed to be more likely than not. Future performance is monitored, and when objectively measurable operating trends change, adjustments are made to the valuation allowances accordingly. To the extent the estimates described above change, adjustments to income taxes are made in the period in which the estimate is changed.

  The Company operates in multiple jurisdictions with complex tax and regulatory environments, which are subject to differing interpretations by the taxpayer and the taxing authorities. At times, we may take positions that management believes are supportable, but are potentially subject to successful challenges by the appropriate taxing authority. The Company evaluates its tax positions and establishes liabilities in accordance with guidance governing accounting for uncertainty in income taxes. The Company reviews these tax uncertainties in light of the changing facts and circumstances, such as the progress of tax audits, and adjusts them accordingly.

- **Acquisitions** The Company uses the purchase method, which requires the allocation of the cost of an acquired business to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess value of the cost of an acquired business over the fair value of the assets acquired and liabilities assumed is recognized as goodwill. The valuation of the acquired assets and liabilities will impact the determination of future operating results. The Company uses a variety of information sources to determine the value of acquired assets and liabilities including: third-party appraisers for the values and lives of property, identifiable intangibles and inventories; actuaries for defined benefit retirement plans; and legal counsel or other experts to assess the obligations associated with legal, environmental or other claims.

  Significant judgment is required in estimating the fair value of intangible assets and in assigning their respective useful lives. The fair value estimates are based on historical available information and on future expectations and assumptions deemed reasonable by management, but are inherently uncertain. Determining the useful life of an intangible asset also requires judgment. Certain brand intangibles are expected to have indefinite lives based on their history and our plans to continue to support and build the acquired brands. Other intangible assets are expected to have determinable useful lives. Our assessment of intangible assets that have an indefinite life and those that have a determinable life is based on a number of factors including the competitive environment, market share, brand history, underlying product life cycles, operating plans and the macroeconomic environment. Our estimates of the useful lives of determinable-lived intangible assets are primarily based on the same factors. The costs of determinable-lived intangible assets are amortized to expense over the estimated useful life. The value of indefinite-lived intangible assets and residual goodwill is not amortized, but is tested at least annually for impairment.

Our annual impairment testing for both goodwill and indefinite-lived intangible assets indicated that all reporting unit and intangible asset fair values exceeded their respective carrying values. However, future changes in the judgments, assumptions and estimates that are used in our impairment testing including discount and tax rates or future cash flow projections, could result in significantly different estimates of the fair values in the future. A reduction in the estimated fair values could result in impairment charges that could materially affect our financial statements in any given year. The recorded value of goodwill and intangible assets from recently acquired businesses are derived from more recent business operating plans and macroeconomic environmental conditions and therefore are more susceptible to an adverse change that could require an impairment charge.

For example, because the Playtex intangible and goodwill amounts represent values of a relatively more recent acquisition date, such amounts are more susceptible to an impairment risk, if operating results or macroeconomic conditions deteriorate. Playtex indefinite-lived intangible assets, exclusive of goodwill, represent approximately 77% of total indefinite-lived intangible assets and approximately 63% of total goodwill at September 30, 2010. We utilized a discounted cash flow model to test intangible assets and goodwill for impairment. Key assumptions used in the Playtex impairment analysis included (i) an eight year compound annual growth rate of approximately 3.6% for revenue; (ii) terminal value using a revenue growth rate of 3% and discount rates ranging from 8% to 9%.

Accounting Standards
See discussion in Note 2 to the Consolidated Financial Statements related to recently issued accounting standards.

Forward-Looking Statements

This document contains both historical and forward-looking statements. Forward-looking statements are not based on historical facts but instead reflect our expectations, estimates or projections concerning future results or events, including, without limitation; our expectations as to anticipated pre-tax restructuring charges and future cost savings; the impact of further decline in the battery category; our competitive position and market share presence in both Household Products and Personal Care categories; capital expenditures and other investments during fiscal 2011; advertising and promotional spending; the impact of foreign currency movements (excluding Venezuela); raw material and commodity costs; the impact of contractual purchase obligations; and the possibility of material environmental costs in excess of accruals.

These statements generally can be identified by the use of forward-looking words or phrases such as "believe," "expect," "anticipate," "may," "could," "intend," "belief," "estimate," "plan," "likely," "will," "should" or other similar words or phrases. These statements are not guarantees of performance and are inherently subject to known and unknown risks, uncertainties and assumptions that are difficult to predict and could cause our actual results, performance or achievements to differ materially from those expressed in or indicated by those statements. We cannot assure you that any of our expectations, estimates or projections will be achieved.

The forward-looking statements included in this document are only made as of the date of this document and we disclaim any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances.

Numerous factors could cause our actual results and events to differ materially from those expressed or implied by forward-looking statements, including, without limitation:

- the preliminary nature of the estimates related to the restructuring initiatives, and the possibility they may change as management develops and finalizes its plans;
- Energizer's ability to timely implement the strategic initiatives in a manner that will positively impact our financial condition and results of operation;
- the impact of the strategic initiatives on Energizer's relationships with its employees, its major customers and vendors;
- our ability to develop new products, improve operations and realize cost savings;
- our ability to continue planned advertising and other promotional spending and the impact thereon of lower than anticipated cash flows, or by alternative investment opportunities;
- our ability to execute its business strategy, achieve profitability, or maintain relationships with existing customers in our competitive businesses;
- our ability to predict consumer consumption trends with respect to the overall battery category although it is likely that they will continue to be significantly negatively impacted by declines in the proliferation or consumption of primary battery-powered devices;
- competitive promotional, pricing or product innovation activity, retailer inventory reductions or product placement decisions, and the loss of significant retailer customers;
- our ability to anticipate the impact of raw material and other commodity costs, and the difficulty in predicting with any accuracy whether raw material, energy and other input costs, or unit volumes, will stabilize, since such costs are impacted by multiple economic, political and other factors outside of the Company's control, and volumes are impacted by consumption and category trends that are difficult to assess;
- changes in the funding obligations for our pension plan;
- the extent of product liability claims and others claims against us;

- events that may disrupt our manufacturing facilities or supply channels;
- the effect of regulation on our business in the U.S. and abroad;
- the impact of changes in foreign, cultural, political and financial market conditions on our international operations;
- our ability to adequately protect our intellectual property rights;
- our ability to continue to make strategic acquisitions and achieve the desired financial results;
- the impact on our effective tax rate for the year of legislative or regulatory changes by federal, state and local, and foreign taxing authorities, as well as the profitability or losses of Energizer's various subsidiary operations in both high-tax and low-tax countries;
- our ability to estimate the impact of foreign currency exchange rates and offsetting hedges on Energizer's profitability for the year with any degree of certainty; and,
- the impact of prolonged recessionary conditions in key global markets where Energizer competes on local currency movements, which could impact current spot rates.

The risk factors set forth in our Annual Report on Form 10-K, in the section entitled "Risk Factors," could affect future results, causing our results to differ materially from those expressed in our forward-looking statements.

In addition, other risks and uncertainties not presently known to us or that we consider immaterial could affect the accuracy of any such forward-looking statements.

The list of factors above is illustrative, but by no means exhaustive. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty. Additional risks and uncertainties include those detailed from time to time in Energizer's publicly filed documents.

Exhibit 13

ENERGIZER HOLDINGS, INC.

(Dollars in millions, except per share and percentage data)

Summary Selected Historical Financial Information

(In millions, except per share data)

Statements of Earnings Data	FOR THE YEARS ENDED SEPTEMBER 30,				
	2010	2009	2008 (a)	2007	2006
Net sales	$ 4,248.3	$ 3,999.8	$ 4,331.0	$ 3,365.1	$ 3,076.9
Depreciation and amortization	139.2	130.4	141.3	115.0	117.5
Earnings before income taxes (b)	543.4	445.3	473.2	434.2	356.6
Income taxes	140.4	147.5	143.9	112.8	95.7
Net earnings (c)	$ 403.0	$ 297.8	$ 329.3	$ 321.4	$ 260.9
Earnings per share:					
Basic	$ 5.76	$ 4.77	$ 5.71	$ 5.67	$ 4.26
Diluted	$ 5.72	$ 4.72	$ 5.59	$ 5.51	$ 4.14
Average shares outstanding:					
Basic	70.0	62.4	57.6	56.7	61.2
Diluted	70.5	63.1	58.9	58.3	63.1

Balance Sheet Data	AT SEPTEMBER 30,				
	2010	2009	2008 (a)	2007	2006
Working capital	$ 1,176.0	$ 966.3	$ 665.1	$ 888.5	$ 708.2
Property, plant and equipment, net	840.6	863.4	835.5	649.9	659.9
Total assets	6,387.9	6,149.0	5,816.7	3,525.7	3,132.6
Long-term debt	2,022.5	2,288.5	2,589.5	1,372.0	1,625.0

(a) Playtex Products, Inc. was acquired October 1, 2007, the first day of fiscal 2008.

(b) Earnings before income taxes were (reduced)/increased by the following items:

	FOR THE YEARS ENDED SEPTEMBER 30,				
	2010	2009	2008	2007	2006
Venezuela devaluation/other impacts	$ (18.3)	$ -	$ -	$ -	$ -
Provisions for realignment and related costs	(8.0)	(8.8)	(3.2)	(18.2)	(37.4)
Integration costs	(3.0)	(4.8)	(17.9)	-	-
VERO/reduction in force costs	0.2	(38.6)	-	-	-
Acquisition inventory valuation	-	(3.7)	(27.5)	-	-
PTO adjustment	-	24.1	-	-	-
Foreign pension charge	-	-	-	-	(4.5)
Total	$ (29.1)	$ (31.8)	$ (48.6)	$ (18.2)	$ (41.9)

(c) Net earnings were (reduced)/increased by the following items:

	FOR THE YEARS ENDED SEPTEMBER 30,				
	2010	2009	2008	2007	2006
Venezuela devaluation/other impacts	$ (14.2)	$ -	$ -	$ -	$ -
Provisions for realignment and related costs	(5.6)	(5.8)	(2.0)	(12.2)	(24.9)
Integration costs	(1.8)	(3.1)	(11.4)	-	-
VERO/reduction in force costs	0.1	(24.3)	-	-	-
Acquisition inventory valuation	-	(2.3)	(16.5)	-	-
PTO adjustment	-	15.2	-	-	-
Foreign pension charge	-	-	-	-	(3.7)
Tax benefits - special foreign dividend	23.5	-	-	-	-
Adjustments to prior years tax accruals	6.1	(1.5)	(1.1)	7.9	10.9
Tax benefits recognized related to prior years' losses	-	-	-	4.3	5.7
Deferred tax benefit due to statutory rate change	-	-	-	9.7	-
Total	$ 8.1	$ (21.8)	$ (31.0)	$ 9.7	$ (12.0)

Responsibility for Financial Statements

The preparation and integrity of the financial statements of Energizer Holdings, Inc. (the Company) are the responsibility of its management. These statements have been prepared in conformance with generally accepted accounting principles in the United States of America, and in the opinion of management, fairly present the Company's financial position, results of operations and cash flows.

The Company maintains accounting and internal control systems, which it believes are adequate to provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition and that the financial records are reliable for preparing financial statements. The selection and training of qualified personnel, the establishment and communication of accounting and administrative policies and procedures, and an extensive program of internal audits are important elements of these control systems.

The report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, on their audits of the accompanying financial statements appears herein. This report states that the audits were made in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards include a study and evaluation of internal control for the purpose of establishing a basis for reliance thereon relative to the scope of their audits of the financial statements.

The Board of Directors, through its Audit Committee consisting solely of non-management directors, meets periodically with management, internal audit and the independent auditors to discuss audit and financial reporting matters. To assure independence, PricewaterhouseCoopers LLP has direct access to the Audit Committee.

Management's Report on Internal Control over Financial Reporting

The management of the Company is responsible for establishing and maintaining internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles for external purposes. The Company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements. Internal control over financial reporting, because of its inherent limitations, may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework set forth in *Internal Control – Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the Company's assessment, management has concluded that internal control over financial reporting as of September 30, 2010 was effective. The Company's internal control over financial reporting as of September 30, 2010 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report that appears herein.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Energizer Holdings, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings and comprehensive income, cash flows and shareholders' equity present fairly, in all material respects, the financial position of Energizer Holdings, Inc. and its subsidiaries at September 30, 2010 and 2009 and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2010, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

St. Louis, Missouri
November 23, 2010

ENERGIZER HOLDINGS, INC.

(Dollars in millions, except per share and percentage data)

ENERGIZER HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME

(Dollars in millions, except per share data)

	YEARS ENDED SEPTEMBER 30,		
Statement of Earnings	**2010**	2009	2008
Net sales	**$ 4,248.3**	$ 3,999.8	$ 4,331.0
Cost of products sold	**2,229.0**	2,141.2	2,293.3
Gross profit	**2,019.3**	1,858.6	2,037.7
Selling, general and administrative expense	**765.7**	742.6	794.0
Advertising and promotion expense	**461.3**	414.5	486.8
Research and development expense	**97.1**	90.5	91.7
Interest expense	**125.4**	144.7	181.3
Other financing expense, net	**26.4**	21.0	10.7
Earnings before income taxes	**543.4**	445.3	473.2
Income taxes	**140.4**	147.5	143.9
Net earnings	**$ 403.0**	$ 297.8	$ 329.3
Earnings Per Share			
Basic net earnings per share	**$ 5.76**	$ 4.77	$ 5.71
Diluted net earnings per share	**$ 5.72**	$ 4.72	$ 5.59
Statement of Comprehensive Income			
Net earnings	**$ 403.0**	$ 297.8	$ 329.3
Other comprehensive (loss)/income, net of tax			
Foreign currency translation adjustments	**(43.2)**	12.7	3.8
Pension/postretirement activity, net of tax of $(19.8) in 2010, $(45.9) in 2009 and $(17.8) in 2008	**(47.5)**	(78.6)	(46.5)
Deferred (loss)/gain on hedging activity, net of tax of $(6.9) in 2010, $0.9 in 2009 and $1.7 in 2008	**(11.7)**	3.1	3.8
Comprehensive income	**$ 300.6**	$ 235.0	$ 290.4

The above financial statements should be read in conjunction with the Notes To Consolidated Financial Statements.

ENERGIZER HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

(Dollars in millions, except par values)

	SEPTEMBER 30,	
	2010	2009
Assets		
Current assets		
Cash and cash equivalents	**$ 629.7**	$ 359.3
Trade receivables, net	**824.8**	810.0
Inventories	**666.3**	667.3
Other current assets	**308.7**	289.2
Total current assets	**2,429.5**	2,125.8
Property, plant and equipment, net	**840.6**	863.4
Goodwill	**1,316.4**	1,326.2
Other intangible assets, net	**1,774.2**	1,788.6
Other assets	**27.2**	45.0
Total assets	**$ 6,387.9**	$ 6,149.0
Liabilities and Shareholders' Equity		
Current liabilities		
Current maturities of long-term debt	**$ 266.0**	$ 101.0
Notes payable	**24.9**	169.1
Accounts payable	**271.0**	231.6
Other current liabilities	**691.6**	657.8
Total current liabilities	**1,253.5**	1,159.5
Long-term debt	**2,022.5**	2,288.5
Other liabilities	**1,012.3**	938.7
Total liabilities	**4,288.3**	4,386.7
Shareholders' equity		
Preferred stock, $.01 par value, none outstanding	**-**	-
Common stock, $.01 par value, issued 108,008,682 shares at 2010 and 2009	**1.1**	1.1
Additional paid-in capital	**1,569.5**	1,555.3
Retained earnings	**2,353.9**	1,963.2
Common stock in treasury, at cost, 37,652,891 shares at 2010 38,487,309 shares at 2009	**(1,667.6)**	(1,702.4)
Accumulated other comprehensive loss	**(157.3)**	(54.9)
Total shareholders' equity	**2,099.6**	1,762.3
Total liabilities and shareholders' equity	**$ 6,387.9**	$ 6,149.0

The above financial statements should be read in conjunction with the Notes To Consolidated Financial Statements.

ENERGIZER HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in millions)

	YEARS ENDED SEPTEMBER 30,		
	2010	2009	2008
Cash Flow from Operations			
Net earnings	**$ 403.0**	$ 297.8	$ 329.3
Adjustments to reconcile net earnings to net cash flow from operations:			
Depreciation and amortization	**139.2**	130.4	141.3
Deferred income taxes	**(1.3)**	(8.2)	27.0
Other non-cash charges	**71.9**	68.1	39.2
Other, net	**12.8**	(9.7)	(25.0)
Operating cash flow before changes in working capital	**625.6**	478.4	511.8
Changes in assets and liabilities used in operations, net of effects of business acquisitions:			
(Increase)/decrease in accounts receivable, net	**(26.4)**	106.7	(39.4)
(Increase)/decrease in inventories	**(2.3)**	21.8	29.5
Decrease/(increase) in other current assets	**1.4**	(8.2)	(2.8)
Increase/(decrease) in accounts payable	**41.3**	(28.1)	(9.8)
Increase/(decrease) in other current liabilities	**12.8**	(81.4)	(22.8)
Net cash flow from operations	**652.4**	489.2	466.5
Cash Flow from Investing Activities			
Capital expenditures	**(108.7)**	(139.7)	(160.0)
Proceeds from sale of assets	**0.8**	2.5	1.2
Acquisitions, net of cash acquired	**-**	(275.0)	(1,882.1)
Proceeds from share options	**-**	-	46.0
Other, net	**(5.4)**	-	0.4
Net cash used by investing activities	**(113.3)**	(412.2)	(1,994.5)
Cash Flow from Financing Activities			
Cash proceeds from issuance of debt with original maturities greater than 90 days	**-**	-	1,482.8
Cash payments on debt with original maturities greater than 90 days	**(101.0)**	(306.0)	(269.5)
Net (decrease)/increase in debt with original maturities of 90 days or less	**(151.9)**	(102.0)	97.4
Proceeds from issuance of common stock	**12.6**	515.8	12.9
Excess tax benefits from share-based payments	**5.8**	3.2	16.5
Net cash (used by)/from financing activities	**(234.5)**	111.0	1,340.1
Effect of exchange rate changes on cash	**(34.2)**	0.1	(4.1)
Net increase/(decrease) in cash and cash equivalents	**270.4**	188.1	(192.0)
Cash and cash equivalents, beginning of period	**359.3**	171.2	363.2
Cash and cash equivalents, end of period	**$ 629.7**	$ 359.3	$ 171.2

The above financial statements should be read in conjunction with the Notes To Consolidated Financial Statements.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

ENERGIZER HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Dollars in millions, shares in thousands)

	DOLLARS			SHARES		
	2010	2009	2008	**2010**	2009	2008
Common stock:						
Balance at beginning of year	**$ 1.1**	$ 1.0	$ 1.0	**108,009**	97,084	97,084
Net proceeds from equity offering	**-**	0.1	-	**-**	10,925	-
Ending balance	**1.1**	1.1	1.0	**108,009**	108,009	97,084
Additional paid-in capital:						
Balance at beginning of year	**1,555.3**	1,034.9	999.0			
Net proceeds from equity offering	**-**	510.1	-			
Activity under stock plans	**14.2**	10.3	35.9			
Ending balance	**1,569.5**	1,555.3	1,034.9			
Retained earnings:						
Balance at beginning of year	**1,963.2**	1,671.8	1,362.7			
Net earnings	**403.0**	297.8	329.3			
Activity under stock plans	**(12.3)**	(6.4)	(20.2)			
Ending balance	**2,353.9**	1,963.2	1,671.8			
Common stock in treasury:						
Balance at beginning of year	**(1,702.4)**	(1,719.3)	(1,755.6)	**(38,487)**	(38,901)	(39,772)
Activity under stock plans	**34.8**	16.9	36.3	**834**	414	871
Ending balance	**(1,667.6)**	(1,702.4)	(1,719.3)	**(37,653)**	(38,487)	(38,901)
Accumulated other comprehensive (loss)/income:						
Cumulative translation adjustment:						
Balance at beginning of year	**64.0**	51.3	47.5			
Foreign currency translation adjustment	**(43.2)**	12.7	3.8			
Ending balance	**20.8**	64.0	51.3			
Pension liability:						
Balance at beginning of year	**(115.2)**	(36.6)	9.9			
Pension/postretirement activity	**(47.5)**	(78.6)	(46.5)			
Ending balance, net of tax of $(73.7) in 2010, $(53.9) in 2009 and $(8.0) in 2008	**(162.7)**	(115.2)	(36.6)			
Deferred loss on hedging activity:						
Balance at beginning of year	**(3.7)**	(6.8)	(10.6)			
Activity	**(11.7)**	3.1	3.8			
Ending balance, net of tax of $(9.0) in 2010, $(2.1) in 2009 and $(3.0) in 2008	**(15.4)**	(3.7)	(6.8)			
Total accumulated other comprehensive (loss)/income	**(157.3)**	(54.9)	7.9			
Total shareholders' equity	**$2,099.6**	$ 1,762.3	$ 996.3			

The above financial statements should be read in conjunction with the Notes To Consolidated Financial Statements.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

(1) Basis of Presentation and Use of Estimates

The financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany transactions are eliminated. Investments in affiliated companies, 20% through 50% owned, are accounted for under the equity method.

Preparation of the financial statements in conformity with generally accepted accounting principles in the U.S. (GAAP) requires Energizer Holdings, Inc. and its subsidiaries (the Company) to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. On an ongoing basis, the Company evaluates its estimates, including those related to customer programs and incentives, product returns, bad debts, inventories, intangible and other long-lived assets, income taxes, financing, pensions and other postretirement benefits, contingencies and acquisitions. Actual results could differ from those estimates.

(2) Summary of Significant Accounting Policies

The Company's significant accounting policies, which conform to GAAP and are applied on a consistent basis among all years presented, except as indicated, are described below.

Foreign Currency Translation – Financial statements of foreign operations where the local currency is the functional currency are translated using end-of-period exchange rates for assets and liabilities, and average exchange rates during the period for results of operations. Related translation adjustments are reported as a component within accumulated other comprehensive income in the shareholders' equity section of the Consolidated Balance Sheets.

For foreign operations that are considered highly inflationary, translation practices differ in that inventories, properties, accumulated depreciation and depreciation expense are translated at historical rates of exchange, and translation adjustments for monetary assets and liabilities are included in earnings. Gains and losses from foreign currency transactions are generally included in earnings.

Effective January 1, 2010, the financial statements for our Venezuela subsidiary are consolidated under the rules governing the translation of financial information in a highly inflationary economy based on the use of the blended National Consumer Price Index in Venezuela. Under GAAP, an economy is considered highly inflationary if the cumulative inflation rate for a three year period meets or exceeds 100 percent. If a subsidiary is considered to be in a highly inflationary economy, the financial statements of the subsidiary must be re-measured into our reporting currency (U.S. dollar) and future exchange gains and losses from the re-measurement of monetary assets and liabilities are reflected in current earnings, rather than exclusively in the equity section of the balance sheet, until such time as the economy is no longer considered highly inflationary. For further information regarding the Company's Venezuela affiliate, see Note 3 of the Notes to Consolidated Financial Statements.

Financial Instruments and Derivative Securities – The Company uses financial instruments, from time to time, in the management of foreign currency, interest rate and other risks that are inherent to its business operations. Such instruments are not held or issued for trading purposes.

Foreign exchange (F/X) instruments, including currency forwards, are used primarily to reduce transaction exposures and, to a lesser extent, to manage other translation exposures. F/X instruments used are selected based on their risk reduction attributes and the related market

(Dollars in millions, except per share and percentage data)

conditions. The Company has designated certain foreign currency contracts as cash flow hedges for accounting purposes as of September 30, 2010.

The Company also holds a contract with an embedded derivative instrument to mitigate the risk of its deferred compensation liabilities.

The Company uses raw materials that are subject to price volatility. The Company uses hedging instruments as it desires to reduce exposure to variability in cash flows associated with future purchases of zinc or other commodities. These instruments are designated as cash flow hedges for accounting purposes at September 30, 2010.

The Company has interest rate risk with respect to interest expense on variable rate debt. During fiscal 2009, the Company entered into interest rate swap agreements with two major financial institutions that fixed the variable benchmark component (LIBOR) of the Company's interest rate on $300 of the Company's variable rate debt through December 2012.

See further discussion in Note 13 of the Notes to Consolidated Financial Statements.

Cash Equivalents – For purposes of the Consolidated Statements of Cash Flows, cash equivalents are all considered to be highly liquid investments with a maturity of three months or less when purchased.

Accounts Receivable Valuation – Accounts receivable are stated at their net realizable value. The allowance for doubtful accounts reflects the Company's best estimate of probable losses inherent in the receivables portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and other currently available information. Bad debt expense is included in Selling, general and administrative expense (SG&A) in the Consolidated Statements of Earnings.

Inventories – Inventories are valued at the lower of cost or market, with cost generally being determined using average cost or the first-in, first-out (FIFO) method.

As part of the shave preparation acquisition in fiscal 2009 and the Playtex acquisition in fiscal 2008, the Company recorded fair value adjustments of $3.7 and $27.5, respectively, to bring the carrying value of the inventory purchased to an amount which approximated the estimated selling price of the finished goods on hand at the acquisition closing date less the sum of (a) costs of disposal and (b) a reasonable profit allowance for the selling effort of the acquiring entity. As the inventory was sold during the fourth quarter of fiscal 2009 as it relates to the shave preparation acquisition, and during the first and second quarters of fiscal 2008, as it relates to the Playtex acquisition, the adjustments were charged to cost of products sold in the respective periods.

Capitalized Software Costs – Capitalized software costs are included in Other Assets. These costs are amortized using the straight-line method over periods of related benefit ranging from three to seven years. Expenditures related to capitalized software are included in the Capital expenditures caption in the Consolidated Statements of Cash Flows. Amortization expense was $5.8, $5.9 and $5.3 in fiscal 2010, 2009 and 2008, respectively.

Property, Plant and Equipment, net – Property, plant and equipment is stated at historical costs. Property, plant and equipment acquired as part of a business combination is recorded at fair value. Expenditures for new facilities and expenditures that substantially increase the useful life of property, including interest during construction, are capitalized and reported in the Capital expenditures caption in the Consolidated Statements of Cash Flows. Maintenance, repairs and minor renewals are expensed as incurred. When property is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and gains or losses on the disposition are reflected in earnings. Depreciation is generally provided on the straight-line basis by charges to costs or expenses at rates based on estimated useful lives. Estimated useful lives range from two to 25 years for machinery and equipment and three to 30 years for buildings. Depreciation expense was $119.3, $111.0 and $121.4 in fiscal 2010, 2009 and 2008, respectively.

Estimated useful lives are periodically reviewed and, when appropriate, changes are made prospectively. When certain events or changes in operating conditions occur, asset lives may be adjusted and an impairment assessment may be performed on the recoverability of the carrying amounts.

Goodwill and Other Intangible Assets – Goodwill and indefinite-lived intangibles are not amortized, but are evaluated annually for impairment as part of the Company's annual business planning cycle in the fourth quarter, or when indicators of a potential impairment are present. The fair value of each reporting unit is estimated using valuation models that incorporate assumptions and projections of expected future cash flows and operating plans. Intangible assets with finite lives, and a remaining weighted average life of approximately six years, are amortized on a straight-line basis over expected lives of 5 years to 15 years. Such intangibles are also evaluated for impairment including ongoing monitoring of potential impairment indicators.

Impairment of Long-Lived Assets – The Company reviews long-lived assets, other than goodwill and other intangible assets for impairment, when events or changes in business circumstances indicate that the remaining useful life may warrant revision or that the carrying amount of the long-lived asset may not be fully recoverable. The Company performs undiscounted cash flow analyses to determine if impairment exists. If impairment is determined to exist, any related impairment loss is calculated based on fair value. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less cost of disposal.

Revenue Recognition – The Company's revenue is from the sale of its products. Revenue is recognized when title, ownership and risk of loss pass to the customer. Discounts are offered to customers for early payment and an estimate of the discounts is recorded as a reduction of net sales in the same period as the sale. Our standard sales terms are final and returns or exchanges are not permitted unless a special exception is made; reserves are established and recorded in cases where the right of return does exist for a particular sale.

Under certain circumstances, we allow customers to return sun care products that have not been sold by the end of the sun care season, which is normal practice in the sun care industry. We record sales at the time the title, ownership and risk of loss pass to the customer. The terms of these sales vary but, in all instances, the following conditions are met: the sales arrangement is evidenced by purchase orders submitted by customers; the selling price is fixed or determinable; title to the product has transferred; there is an obligation to pay at a specified date without any additional conditions or actions required by the Company; and collectability is reasonably assured. Simultaneously with the sale, we reduce sales and cost of sales, and reserve amounts on our consolidated balance sheet for anticipated returns based upon an estimated return level, in accordance with GAAP. Customers are required to pay for the sun care product purchased during the season under the required terms. We generally receive returns of U.S. sun care products from September through January following the summer sun care season. We estimate the level of sun care returns using a variety of inputs including historical experience, consumption trends during the sun care season and inventory positions at key retailers as the sun care season progresses. We monitor shipment activity and inventory levels at key retailers during the season in an effort to gauge potential returns issues. This allows the Company to manage shipment activity to our customers, especially in the latter stages of the sun care season, to reduce the potential for returned product.

The Company offers a variety of programs, such as consumer coupons and similar consumer rebate programs, primarily to its retail customers, designed to promote sales of its products. Such programs require periodic payments and allowances based on estimated results of specific programs and are recorded as a reduction to net sales. The Company accrues, at the time of sale, the estimated total payments and allowances associated with each transaction. Additionally, the Company offers programs directly to consumers to promote the sale of its products. Promotions which reduce the ultimate consumer sale prices are recorded as a reduction of net sales at the time the promotional offer is made, generally using estimated redemption and participation levels. Taxes we collect on behalf of governmental authorities, which are generally included in the price to the customer, are also recorded as a reduction of net sales. The Company continually assesses the adequacy of accruals for customer and consumer promotional program costs not yet paid. To the extent total program payments differ from estimates, adjustments may be necessary. Historically, these adjustments have not been material.

Advertising and Promotion Costs – The Company advertises and promotes its products through national and regional media and expenses such activities in the year incurred.

Fair Values of Financial Instruments – Certain financial instruments are required to be recorded at fair value. Changes in assumptions or estimation methods could affect the fair value estimates; however, we do not believe any such changes would have a material impact on our financial condition, results of operations or cash flows. Other financial instruments including cash and cash equivalents and short-term borrowings, including notes payable, are recorded at cost, which approximates fair value. The fair values of long-term debt and financial instruments are disclosed in Note 13 of the Notes to Consolidated Financial Statements.

Reclassifications – Certain reclassifications have been made to the prior year financial statements to conform to the current presentation.

Recently Issued Accounting Pronouncements – Other than as described below, no new accounting pronouncement issued or effective during the fiscal year has had or is expected to have a material impact on the consolidated financial statements.

On October 1, 2009, the Company adopted new fair value guidance for nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. Assets and liabilities subject to this guidance primarily include goodwill and indefinite-lived intangible assets measured at fair value for impairment assessments, long-lived assets measured at fair value for impairment assessments, and non-financial assets and liabilities measured at fair value in business combinations. The adoption of this new guidance did not affect our financial position, results of operations or cash flows for the periods presented.

(Dollars in millions, except per share and percentage data)

On October 1, 2009, the Company adopted an accounting standard that requires additional disclosures about the major categories of plan assets and concentrations of risk for an employer's plan assets of a defined benefit pension or other postretirement plan, as well as disclosure of fair value levels, similar to the disclosure requirements of the fair value measurements accounting standard. The required disclosures are presented in Note 8 of the Notes to Consolidated Financial Statements.

On January 1, 2010, we adopted the Financial Accounting Standards Board (FASB) issued accounting standard update (ASU) to Fair Value Measurements and Disclosures. This guidance requires new disclosures and clarifies existing disclosure requirements about fair value measurement. Specifically, the Company is required to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and to also describe the reasons for the transfers. See Note 13 of the Notes to Consolidated Financial Statements for further information regarding fair value measures and disclosures.

On January 1, 2010, we adopted the FASB issued ASU on subsequent events. This new guidance amended the previously issued guidance on subsequent events and removes the requirement for public companies to disclose the date through which the entity has evaluated subsequent events.

(3) Venezuela

At December 31, 2009, which is the end of our first fiscal quarter of 2010, the Company determined that the parallel rate was the appropriate rate to use for the translation of our Venezuela affiliate's financial statements for the purposes of consolidation based on the facts and circumstances of our business, including the fact that the parallel rate was the then current method used to settle U.S. dollar invoices for newly imported product. As a result, the Company recorded a pre-tax loss, net of the impact of certain settlements, as a result of devaluing its U.S. dollar based intercompany payable of approximately $20 in fiscal 2010, which was included in other financing on the Consolidated Statements of Earnings. The pre-tax loss reflects the higher local currency expected to be required to settle this U.S. dollar based obligation due to the use of the parallel rate, which was substantially unfavorable to the then official exchange rate. This U.S. dollar intercompany payable is an obligation of our Venezuela affiliate to other Energizer affiliates for costs associated with the importing of goods for resale in Venezuela.

Effective January 1, 2010, the financial statements for our Venezuela subsidiary are consolidated under the rules governing the translation of financial information in a highly inflationary economy based on the use of the blended National Consumer Price Index in Venezuela. Under GAAP, an economy is considered highly inflationary if the cumulative inflation rate for a three year period meets or exceeds 100 percent. If a subsidiary is considered to be in a highly inflationary economy, the financial statements of the subsidiary must be re-measured into our reporting currency (U.S. dollar) and future exchange gains and losses from the re-measurement of monetary assets and liabilities are reflected in current earnings, rather than exclusively in the equity section of the balance sheet, until such time as the economy is no longer considered highly inflationary. At September 30, 2010, the U.S. dollar value of monetary assets, net of monetary liabilities, which would be subject to an earnings impact from translation rate movements for our Venezuela affiliate under highly inflationary accounting was approximately $22.

On January 8, 2010, the Venezuelan government announced its intention to devalue the Bolivar Fuerte relative to the U.S. dollar. The revised official exchange rate for imported goods considered non-essential moved to an exchange rate of 4.30 to 1 U.S. dollar, which was twice

(Dollars in millions, except per share and percentage data)

the previous official rate prior to the devaluation. As noted above, the Company determined, prior to this official devaluation, that the parallel rate was the appropriate rate to use for the translation of our Venezuela affiliate's financial statements, so this action did not result in any further devaluation charges.

In May 2010, the Venezuela government introduced additional exchange controls over securities transactions in the parallel market. It established the Central Bank of Venezuela as the only legal intermediary through which parallel market transactions can be executed and established government control over the parallel exchange rate, which was set at approximately 5.30 to 1 U.S. dollar at September 30, 2010. At the same time, it significantly reduced the notional amount of transactions that run through this Central Bank controlled, parallel market mechanism. This has eliminated our ability to access the historical parallel market to pay for imported goods and to most effectively manage our local monetary asset balances.

Since foreign exchange is no longer available in the historical parallel market, the Company is now using the Central Bank of Venezuela controlled parallel market rate of 5.30, as the translation rate for our Venezuela affiliate's financial statements for the purposes of consolidation. This includes the translation of monthly operating results (beginning in June 2010) and the valuation of our net monetary assets under highly inflationary accounting. Since this rate is somewhat favorable to the historical parallel rate, which was previously adopted as the appropriate rate for translation purposes on December 31, 2009 as noted above, we have recorded a gain, included in other financing, of approximately $2, pre-tax, to reflect the improved translation rate for the carrying value of our Venezuela affiliate's net monetary assets under highly inflationary accounting. However, due to the level of uncertainty in Venezuela, we cannot predict the exchange rate that will ultimately be used to convert our local currency monetary assets to U.S. dollars in the future. As a result, further charges reflecting a less favorable exchange rate outcome are possible.

(4) Goodwill and Intangible Assets

Goodwill and intangible assets deemed to have an indefinite life are not amortized, but reviewed annually for impairment of value or when indicators of a potential impairment are present. The Company monitors changing business conditions, which may indicate that the remaining useful life of goodwill and other intangible assets may warrant revision or carrying amounts may require adjustment. As part of our business planning cycle, we performed our annual impairment test in the fourth quarter of fiscal 2010, 2009 and 2008. Impairment testing was performed for each of the Company's reporting units: Household Products, Wet Shave and Playtex. No impairments were identified and no adjustments were deemed necessary in fiscal 2010, 2009 and 2008. However, future changes in the judgments, assumptions and estimates that are used in our impairment testing including discount and tax rates or future cash flow projections, could result in significantly different estimates of the fair values in the future. A reduction in the estimated fair values could result in impairment charges that could materially affect our financial statements in any given year. The recorded value of goodwill and intangible assets from recently acquired businesses are derived from more recent business operating plans and macroeconomic environmental conditions and therefore are more susceptible to an adverse change that could require an impairment charge.

For example, because the Playtex intangible and goodwill amounts represent values of a relatively more recent acquisition date, such amounts are more susceptible to an impairment risk, if operating results or macroeconomic conditions deteriorate. Playtex indefinite-lived intangible assets, exclusive of goodwill, represent approximately 77% of total indefinite-lived intangible assets and approximately 63% of total goodwill at September 30, 2010. We utilized a

(Dollars in millions, except per share and percentage data)

discounted cash flow model to test intangible assets and goodwill for impairment. Key assumptions used in the Playtex impairment analysis included (i) an eight year compound annual growth rate of approximately 3.6% for revenue; (ii) terminal value using a revenue growth rate of 3% and discount rates ranging from 8% to 9%.

The following table represents the carrying amount of goodwill by segment at September 30, 2010:

	Household Products	Personal Care	Total
Balance at October 1, 2009	$ 37.1	$ 1,289.1	$ 1,326.2
Cumulative translation adjustment	0.1	(9.9)	(9.8)
Balance at September 30, 2010	$ 37.2	$ 1,279.2	$ 1,316.4

The Company had indefinite-lived trademarks and tradenames of $1,704.4 at September 30, 2010 and $1,709.2 at September 30, 2009. Changes in indefinite-lived trademarks and tradenames are due primarily to changes in foreign currency translation.

Total amortizable intangible assets at September 30, 2010 are as follows:

	Gross Carrying Amount	Accumulated Amortization	Net
Tradenames / Brands	$ 11.5	$ (8.7)	$ 2.8
Technology and patents	52.7	(30.3)	22.4
Customer-related / Other	69.5	(24.9)	44.6
Total amortizable intangible assets	$ 133.7	$ (63.9)	$ 69.8

Amortizable intangible assets, with a weighted average remaining life of approximately six years, are amortized on a straight-line basis over expected lives of 5 years to 15 years.

Amortization expense for intangible assets totaled $14.1 for the current year. Estimated amortization expense for amortizable intangible assets for the years ending September 30, 2011, 2012, 2013, and 2014, is approximately $14.1, 13.9, 11.8, and 8.9, respectively, $6.6 for the years ending September 30, 2015 and 2016 and 7.9 thereafter.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

(5) Income Taxes

The provisions for income taxes consisted of the following for the years ended September 30:

	2010	2009	2008
Currently payable:			
United States - Federal	$ 67.0	$ 91.7	$ 47.7
State	8.4	8.6	5.0
Foreign	66.3	55.4	64.2
Total current	141.7	155.7	116.9
Deferred:			
United States - Federal	(7.8)	(12.5)	29.0
State	(0.3)	(0.5)	1.1
Foreign	6.8	4.8	(3.1)
Total deferred	(1.3)	(8.2)	27.0
Provision for income taxes	$ 140.4	$ 147.5	$ 143.9

The source of pre-tax earnings was:

	2010	2009	2008
United States	$ 225.5	$ 197.3	$ 197.9
Foreign	317.9	248.0	275.3
Pre-tax earnings	$ 543.4	$ 445.3	$ 473.2

A reconciliation of income taxes with the amounts computed at the statutory federal rate follows:

	2010		2009		2008	
Computed tax at federal statutory rate	$ 190.2	35.0%	$ 155.9	35.0%	$ 165.6	35.0%
State income taxes, net of federal tax benefit	5.3	1.0	5.1	1.1	2.6	0.6
Foreign tax less than the federal rate	(38.9)	(7.2)	(28.9)	(6.5)	(33.1)	(7.0)
Tax benefits - special foreign dividend	(23.5)	(4.3)	-	-	-	-
Adjustments to prior years' tax accruals	(6.1)	(1.1)	1.5	1.0	1.1	0.2
Other taxes including repatriation of foreign earnings	11.0	2.0	10.4	1.7	1.5	0.3
Nontaxable share option	(0.2)	(0.1)	1.1	0.2	5.7	1.2
Other, net	2.6	0.5	2.4	0.6	0.5	0.1
Total	$ 140.4	25.8%	$ 147.5	33.1%	$ 143.9	30.4%

Adjustments were recorded in each of the three years to revise previously recorded tax accruals to reflect refinement of tax attribute estimates to amounts in filed returns and settlement of tax audits and other tax adjustments in a number of jurisdictions. Such adjustments decreased the income tax provision by $6.1 in fiscal 2010 and increased the income tax provision by $1.5 and $1.1 in fiscal 2009 and 2008, respectively.

ENERGIZER HOLDINGS, INC.

(Dollars in millions, except per share and percentage data)

The deferred tax assets and deferred tax liabilities recorded on the balance sheet as of September 30 for the years indicated are as follows and include current and noncurrent amounts:

	2010	2009
Deferred tax liabilities:		
Depreciation and property differences	**$ (103.9)**	$ (101.8)
Intangible assets	**(534.3)**	(532.4)
Other tax liabilities	**(6.1)**	(4.7)
Gross deferred tax liabilities	**(644.3)**	(638.9)
Deferred tax assets:		
Accrued liabilities	**120.7**	101.0
Deferred and stock-related compensation	**78.4**	82.0
Tax loss carryforwards and tax credits	**23.5**	14.6
Intangible assets	**21.9**	31.2
Postretirement benefits other than pensions	**11.0**	6.4
Pension plans	**79.4**	63.2
Inventory differences	**23.8**	25.8
Other tax assets	**7.6**	7.2
Gross deferred tax assets	**366.3**	331.4
Valuation allowance	**(11.0)**	(10.3)
Net deferred tax liabilities	**$ (289.0)**	$ (317.8)

There were no material tax loss carryforwards that expired in fiscal 2010. Future expirations of tax loss carryforwards and tax credits, if not utilized, are as follows for each fiscal year: 2011, $0.2; 2012, $0.5; 2013, $1.9; 2014, $2.1; and thereafter or no expiration, $18.8. The valuation allowance is attributed to tax loss carryforwards and tax credits outside the U.S.

At September 30, 2010, approximately $960 of foreign subsidiary retained earnings was considered indefinitely invested in those businesses. U.S. income taxes have not been provided for such earnings. It is not practicable to determine the amount of unrecognized deferred tax liabilities associated with such earnings.

Unrecognized tax benefits activity for the years ended September 30, 2010 and 2009 are summarized below:

	2010	2009
Unrecognized tax benefits, beginning of year	**$ 46.9**	$ 47.0
Additions based on current year tax positions	**5.0**	3.3
Reductions for prior year tax positions	**(1.4)**	(1.6)
Settlements with taxing authorities/statute expirations	**(1.8)**	(1.8)
Unrecognized tax benefits, end of year	**$ 48.7**	$ 46.9

Included in the unrecognized tax benefits noted above are $44.5 of uncertain tax positions that would affect the Company's effective tax rate, if recognized. The Company does not expect any significant increases or decreases to their unrecognized tax benefits within twelve months of this reporting date. In the Consolidated Balance Sheets, unrecognized tax benefits are classified as Other liabilities (non-current) to the extent that payment is not anticipated within one year.

The Company classifies accrued interest and penalties related to unrecognized tax benefits in the income tax provision. The Company accrued approximately $7.0 of interest and $0.7 of penalties at September 30, 2010 and $6.7 of interest and $0.7 of penalties at September 30, 2009. Interest was computed on the difference between the tax position recognized in accordance with GAAP and the amount previously taken or expected to be taken in the Company's tax returns.

The Company files income tax returns in the U.S. federal jurisdiction, various cities and states, and more than 40 foreign jurisdictions where the Company has operations. U.S. federal income tax returns for tax years ended September 30, 2003 and after remain subject to examination by the Internal Revenue Service. With few exceptions, the Company is no longer subject to state and local income tax examinations for years before September 30, 2002. The status of international income tax examinations varies by jurisdiction. The Company does not anticipate any material adjustments to its financial statements resulting from tax examinations currently in progress.

(6) Earnings Per Share

For each period presented below, basic earnings per share is based on the average number of shares outstanding during the period. Diluted earnings per share is based on the average number of shares used for the basic earnings per share calculation, adjusted for the dilutive effect of stock options and restricted stock equivalents.

The following table sets forth the computation of basic and diluted earnings per share (shares in millions):

	FOR THE YEARS ENDED SEPTEMBER 30,		
	2010	2009	2008
Numerator:			
Net earnings for basic and dilutive earnings per share	**$ 403.0**	$ 297.8	$ 329.3
Denominator:			
Weighted-average shares - basic	**70.0**	62.4	57.6
Effect of dilutive securities:			
Stock options	**0.2**	0.4	0.7
Restricted stock equivalents	**0.3**	0.3	0.6
Total dilutive securities	**0.5**	0.7	1.3
Weighted-average shares - diluted	**70.5**	63.1	58.9
Basic net earnings per share	**$ 5.76**	$ 4.77	$ 5.71
Diluted net earnings per share	**$ 5.72**	$ 4.72	$ 5.59

At September 30, 2010, approximately 1.2 million of the Company's outstanding restricted stock equivalents and stock options were not included in the diluted net earnings per share calculation because to do so would have been anti-dilutive. In the event the potentially dilutive securities are anti-dilutive on net earnings per share (i.e., have the effect of increasing EPS), the impact of the potentially dilutive securities is not included in the computation. There were approximately 0.8 million and 0.4 million anti-dilutive securities at September 30, 2009 and 2008, respectively,

(Dollars in millions, except per share and percentage data)

which were not included in the diluted net earnings per share calculations for the reason noted above.

(7) Share-Based Payments

The Company's Incentive Stock Plan was initially adopted by the Board of Directors in March 2000 and approved by shareholders at the 2001 Annual Meeting of Shareholders. This plan was superseded in January 2009 as the Board of Directors approved a new plan, which was approved by shareholders at the 2009 Annual Meeting of Shareholders. New awards granted after January 2009 are issued under the latest plan. Under the latest plan, awards of restricted stock, restricted stock equivalents or options to purchase the Company's common stock (ENR stock) may be granted to directors, officers and employees. A maximum of 4.0 million shares of ENR stock was approved to be issued under the latest plan. For purposes of determining the number of shares available for future issuance under the latest plan, awards of restricted stock and restricted stock equivalents reduces the shares available for future issuance by 1.95 for every one share awarded. Options awarded reduces the number of shares available for future issuance on a one-for-one basis. At September 30, 2010 and 2009, there were 2.0 million and 3.4 million shares, respectively, available for future awards under the January 2009 plan. At September 30, 2008, there were 2.8 million shares available for future awards under the original plan adopted in March 2001. Since the original plan has been superseded, no further shares under this original plan were available for future awards after the adoption of the 2009 plan.

Options are granted at the market price on the grant date and generally have vested ratably over three to seven years. These awards typically have a maximum term of 10 years. Restricted stock and restricted stock equivalent awards may also be granted. Option shares and prices, and restricted stock and stock equivalent awards, are adjusted in conjunction with stock splits and other recapitalizations so that the holder is in the same economic position before and after these equity transactions.

The Company permits deferrals of bonus and for directors, retainers and fees, under the terms of its Deferred Compensation Plan. Under this plan, employees or directors deferring amounts into the Energizer Common Stock Unit Fund are credited with a number of stock equivalents based on the fair value of ENR stock at the time of deferral. In addition, the participants are credited with an additional number of stock equivalents, equal to 25% for employees and 33 1/3% for directors, of the amount deferred. This additional match vests immediately for directors and three years from the date of initial crediting for employees. Effective January 1, 2011, the 33 1/3% match for directors was eliminated for future deferrals. Amounts deferred into the Energizer Common Stock Unit Fund, and vested matching deferrals, may be transferred to other investment options offered under the plan after specified restriction periods. At the time of termination of employment, or for directors, at the time of termination of service on the Board, or at such other time for distribution, which may be elected in advance by the participant, the number of equivalents then vested and credited to the participant's account is determined and an amount in cash equal to the fair value of an equivalent number of shares of ENR stock is paid to the participant. This plan is reflected in Other liabilities on the Consolidated Balance Sheets.

The Company uses the straight-line method of recognizing compensation cost. Total compensation cost charged against income for the Company's share-based compensation arrangements was $28.2, $15.3 and $26.4 for the years ended September 30, 2010, 2009 and 2008, respectively, and was recorded in SG&A expense. The total income tax benefit recognized in the Consolidated Statements of Earnings for share-based compensation arrangements was $9.4, $5.6 and $9.6 for the years ended September 30, 2010, 2009 and 2008, respectively. Restricted stock issuance and shares issued for stock option exercises under the Company's share-based compensation program are generally issued from treasury shares.

Options
In October 2009, the Company granted non-qualified stock options to purchase 266,750 shares of ENR stock to certain executives and employees of the Company. The options vest on the third anniversary of the date of the grant, but may accelerate and become exercisable before that date upon the recipient's death or disability or upon a change in control. The options remain exercisable for 10 years from the date of grant. However, this term may be reduced under certain circumstances including the recipient's termination of employment.

As of September 30, 2010, the aggregate intrinsic value of stock options outstanding and stock options exercisable was $20.1 and $19.6, respectively. The aggregate intrinsic value of stock options exercised for the years ended September 30, 2010, 2009 and 2008 was $21.1, $9.3 and $36.7, respectively. When valuing new grants, Energizer uses an implied volatility, which reflects the expected volatility for a period equal to the expected life of the option. No new option awards were granted in the years ended September 30, 2009 and 2008. The weighted-average fair value of options granted in fiscal 2010 was $27.00 per option. This was estimated using the Black Scholes option-pricing model with the following weighted-average assumptions:

	2010
Risk-free interest rate	3.98%
Expected life of option	5.5 years
Expected volatility of ENR stock	37.04%
Expected dividend yield on ENR stock	-

As of September 30, 2010, unrecognized compensation costs related to stock options granted was $4.5. For outstanding nonqualified stock options, the weighted-average remaining contractual life is 4.7 years.

The following table summarizes nonqualified ENR stock option activity during the current fiscal year (shares in millions):

	Shares	Weighted-Average Exercise Price
Outstanding on October 1, 2009	1.32	$33.06
Issued	0.27	65.63
Cancelled	(0.03)	41.94
Exercised	(0.56)	22.85
Outstanding on September 30, 2010	1.00	$47.12
Exercisable on September 30, 2010	0.74	$40.85

Restricted Stock Equivalents (RSE)
In October 2006, the Board of Directors approved two grants of RSE. First, a grant to certain employees included 112,350 shares that vest ratably over four years. The second grant for 303,000 shares was awarded to senior executives and consists of two pieces: 1) 25% of the total restricted stock equivalents granted vested on the third anniversary of the date of grant; 2) the remainder of the RSE did not vest because the Company performance target was not achieved.

(Dollars in millions, except per share and percentage data)

In October 2007, the Company granted RSE awards to certain employees which included approximately 219,800 shares that vest ratably over four years and 11,000 that vested ratably over two years. At the same time, the Company granted RSE awards to senior executives totaling approximately 267,000 shares which vest as follows: 1) 25% of the total restricted stock equivalents granted vested on the third anniversary of the date of grant; 2) the remainder of the RSE did not vest because the Company performance target was not achieved.

In October 2008, the Company granted RSE awards to certain employees which included approximately 265,200 shares that vest ratably over four years or upon death, disability or change of control. At the same time, the Company granted RSE awards to senior executives totaling approximately 374,600 which vest as follows: 1) 25% of the total restricted stock equivalents granted vest on the third anniversary of the date of grant or upon death, disability or change of control; 2) the remainder vests on the date that the Company publicly releases its earnings for its 2011 fiscal year contingent upon the Company's compound annual growth rate for reported earnings per share (EPS CAGR) for the three year period ending on September 30, 2011. If an EPS CAGR of 15% is achieved, the remaining 75% of the grant vests, with smaller percentages of the remaining 75% vesting if the Company achieves an EPS CAGR between 8% and 15%. In addition, the terms of the performance awards provide that the awards vest upon death, disability and in some instances upon change of control. The total performance award expected to vest will be amortized over the vesting period.

In February 2009, the Company granted RSE awards to senior executives totaling approximately 296,000 shares. These awards were granted in lieu of (i) each executive's continued participation in the 2009 annual cash bonus program, (ii) his or her right to receive accruals under the Company's Supplemental Executive Retirement Plan (an excess pension plan) for calendar year 2009, and (iii) his or her right to receive Company matching accruals under the Company's Executive Savings Investment Plan (an excess 401(k) plan) for the 2009 calendar year. Vesting of the equivalents occurred on November 16, 2009, and the number of shares vested, which was 142,466, was determined based on achievement of individual and Company performance targets for the period from October 1, 2008 through September 30, 2009. The total award which vested was amortized over the vesting period.

In October 2009, the Company granted RSE awards to certain employees which included approximately 266,300 shares that vest ratably over four years or upon death, disability or change of control. At the same time, the Company granted two RSE awards to senior executives. One grant includes approximately 145,900 shares and vests on the third anniversary of the date of grant or upon death, disability or change of control. The second grant includes approximately 339,700 performance shares which vests on the date that the Company publicly releases its earnings for its 2012 fiscal year contingent upon the Company's EPS CAGR for the three year period ending on September 30, 2012. Under the terms of the performance award, 100% of the grant vests if a three year EPS CAGR of at least 12% is achieved, with smaller percentages vesting if the Company achieves a three year EPS CAGR between 5% and 12%. In addition, the terms of the performance awards provide that the awards vest upon death, disability and in some instances upon change of control. The total performance award expected to vest is amortized over the vesting period.

The Company records estimated expense for the performance based grants based on the cumulative program-to-date CAGR for each respective program unless evidence exists that a different ultimate CAGR is likely to occur.

The following table summarizes RSE activity during the current year (shares in millions):

	Shares	Weighted-Average Grant Date Fair Value
Nonvested RSE at October 1, 2009	1.83	$75.95
Granted	0.76	65.60
Vested	(0.41)	69.24
Cancelled	(0.40)	67.27
Nonvested RSE at September 30, 2010	1.78	$75.04

As of September 30, 2010, there was an estimated $37.1 of total unrecognized compensation costs related to RSE granted to date, which will be recognized over a weighted-average period of approximately 1.4 years. The amount recognized will vary as vesting for a portion of the awards depends on the achievement of the established CAGR targets. The weighted-average fair value for RSE granted in fiscal 2010, 2009 and 2008 was $65.6, $63.2 and $116.1, respectively. The fair value of RSE vested in fiscal 2010, 2009 and 2008 was $25.8, $18.0 and $10.4, respectively.

In October 2010, which is fiscal 2011, the Company granted RSE awards to certain employees which included approximately 313,300 shares that vest ratably in most cases over four years or upon death, disability or change of control. At the same time, the Company granted two RSE awards to key executives. One grant includes approximately 86,700 shares and vests on the third anniversary of the date of grant or upon death, disability or change of control. The second grant includes approximately 202,300 shares which vests on the date that the Company publicly releases its earnings for its 2013 fiscal year contingent upon the Company's EPS CAGR for the three year period ending on September 30, 2013. Under the terms of the award, 100% of the grant vests if an EPS CAGR of at least 12% is achieved, with smaller percentages vesting if the Company achieves an EPS CAGR between 5% and 12%. In addition, the terms of the performance awards provide that the awards vest upon death, disability and in some instances upon change of control. The total performance award expected to vest will be amortized over the vesting period.

In November 2010, which is fiscal 2011, the Company granted two RSE awards to executive officers. One grant includes approximately 47,900 shares and vests on the third anniversary of the date of grant or upon death, disability or change of control. The second grant includes approximately 111,700 shares which vests on the date that the Company publicly releases its earnings for its 2013 fiscal year contingent upon the Company's EPS CAGR for the three year period ending on September 30, 2013. Under the terms of the award, 100% of the grant vests if an EPS CAGR of at least 12% is achieved, with smaller percentages vesting if the Company achieves an EPS CAGR between 5% and 12%. In addition, the terms of the performance awards provide that the awards vest upon death, disability and in some instances upon change of control. The total performance award expected to vest will be amortized over the vesting period.

(8) Pension Plans and Other Postretirement Benefits

The Company has several defined benefit pension plans covering substantially all of its employees in the U.S. and certain employees in other countries. The plans provide retirement benefits based, in certain circumstances, on years of service and on earnings.

ENERGIZER HOLDINGS, INC.

(Dollars in millions, except per share and percentage data)

The Company also sponsors or participates in a number of other non-U.S. pension arrangements, including various retirement and termination benefit plans, some of which are required by local law or coordinated with government-sponsored plans, which are not significant in the aggregate and therefore are not included in the information presented in the following tables.

The Company currently provides other postretirement benefits, consisting of health care and life insurance benefits for certain groups of retired employees. Certain retirees are eligible for a fixed subsidy, provided by the Company, toward their total cost of health care benefits. Retiree contributions for health care benefits are adjusted periodically to cover the entire increase in total plan costs. Cost trend rates no longer materially impact the Company's future cost of the plan due to the fixed nature of the subsidy.

The following tables present the benefit obligation, plan assets and funded status of the plans:

	September 30,			
	Pension		Postretirement	
	2010	2009	**2010**	2009
Change in Projected Benefit Obligation				
Benefit obligation at beginning of year	**$ 936.3**	$ 800.0	**$ 43.6**	$ 37.7
Service cost	**32.7**	31.7	**0.5**	0.4
Interest cost	**50.2**	52.4	**2.5**	2.6
Plan participants' contributions	**1.2**	1.1	**-**	-
Actuarial loss/(gain)	**81.2**	133.5	**(0.1)**	4.1
Benefits paid	**(57.3)**	(37.5)	**(1.2)**	(1.2)
Plan amendments	**-**	(46.8)	**(1.2)**	-
Foreign currency exchange rate changes	**2.6**	1.9	**0.3**	-
Projected Benefit Obligation at end of year	**$ 1,046.9**	$ 936.3	**$ 44.4**	$ 43.6
Change in Plan Assets				
Fair value of plan assets at beginning of year	**$ 699.4**	$ 696.0	**$ 2.2**	$ 1.7
Actual return on plan assets	**81.5**	26.4	**-**	-
Company contributions	**23.2**	16.0	**0.9**	1.8
Plan participants' contributions	**1.2**	1.1	**5.4**	5.6
Benefits paid	**(57.3)**	(37.5)	**(7.5)**	(6.9)
Foreign currency exchange rate changes	**4.8**	(2.6)	**-**	-
Fair value of plan assets at end of year	**$ 752.8**	$ 699.4	**$ 1.0**	$ 2.2
Funded status at end of year	**$ (294.1)**	$ (236.9)	**$ (43.4)**	$ (41.4)

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

The following table presents the amounts recognized in the Consolidated Balance Sheets and Consolidated Statements of Shareholders' Equity.

	September 30,			
	Pension		Postretirement	
	2010	2009	**2010**	2009
Amounts Recognized in the Consolidated Balance Sheets				
Noncurrent assets	**$ -**	$ 4.8	**$ -**	$ -
Current liabilities	**(6.4)**	(6.6)	**(2.1)**	(1.0)
Noncurrent liabilities	**(287.7)**	(235.1)	**(41.3)**	(40.4)
Net amount recognized	**$ (294.1)**	$ (236.9)	**$ (43.4)**	$ (41.4)
Amounts Recognized in Accumulated Other Comprehensive Loss				
Net loss/(gain)	**$ 325.4**	$ 267.2	**$ (19.1)**	$ (21.0)
Prior service credit	**(47.8)**	(53.9)	**(23.0)**	(24.2)
Transition obligation	**0.9**	1.0	**-**	-
Net amount recognized, pre-tax	**$ 278.5**	$ 214.3	**$ (42.1)**	$ (45.2)

Changes recognized in other comprehensive income for the year ended September 30, 2010 are as follows:

	Pension	Postretirement
Changes in plan assets and benefit obligations recognized in other comprehensive loss		
New prior service credit	$ -	$ (1.2)
Net loss arising during the year	62.4	0.4
Effect of exchange rates	3.4	(0.1)
Amounts recognized as a component of net periodic benefit cost		
Amortization, settlement or curtailment recognition of net transition obligation	(0.2)	-
Amortization or curtailment recognition of prior service credit	6.1	2.5
Amortization or settlement recognition of net (loss)/gain	(7.5)	1.5
Total recognized in other comprehensive income	$ 64.2	$ 3.1

The Company expects to contribute $21.6 to its pension plans and $2.5 to its postretirement plans in fiscal 2011.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

The Company's expected future benefit payments are as follows:

For The Years Ending September 30,

	Pension	Postretirement
2011	$ 52.8	$ 3.2
2012	52.2	3.1
2013	56.4	3.0
2014	59.5	2.9
2015	66.3	2.8
2016 to 2020	381.2	12.8

The accumulated benefit obligation for defined benefit pension plans was $986.7 and $895.7 at September 30, 2010 and 2009, respectively. The following table shows pension plans with an accumulated benefit obligation in excess of plan assets at the dates indicated.

	September 30,	
	2010	2009
Projected benefit obligation	**$ 932.6**	$ 833.9
Accumulated benefit obligation	**891.7**	807.8
Fair value of plan assets	**641.3**	596.8

Pension plan assets in the U.S. plan represent 77% of assets in all of the Company's defined benefit pension plans. Investment policy for the U.S. plan includes a mandate to diversify assets and invest in a variety of asset classes to achieve that goal. The U.S. plan's assets are currently invested in several funds representing most standard equity and debt security classes. The broad target allocations are: (a) equities, including U.S. and foreign: 60%, (b) debt securities, U.S. bonds: 36% and (c) other: 4%. The U.S. plan held no shares of ENR stock at September 30, 2010. Investment objectives are similar for non-U.S. pension arrangements, subject to local regulations.

The following table presents pension and postretirement expense:

	For The Years Ended September 30,					
	Pension			Postretirement		
	2010	2009	2008	**2010**	2009	2008
Service cost	**$ 32.7**	$ 31.7	$ 33.9	**$ 0.5**	$ 0.4	$ 0.4
Interest cost	**50.2**	52.4	50.6	**2.5**	2.6	2.5
Expected return on plan assets	**(62.1)**	(60.7)	(63.3)	**(0.1)**	-	(0.1)
Amortization of unrecognized prior service cost	**(6.1)**	(2.9)	(0.6)	**(2.7)**	(2.5)	(2.1)
Amortization of unrecognized transition asset	**0.2**	0.4	0.5	**-**	-	-
Recognized net actuarial loss/(gain)	**7.7**	2.9	3.8	**(1.5)**	(1.6)	(2.1)
Settlement loss recognized	**-**	3.2	-	**-**	-	-
Net periodic benefit cost	**$ 22.6**	$ 27.0	$ 24.9	**$ (1.3)**	$ (1.1)	$ (1.4)

Amounts expected to be amortized from accumulated other comprehensive loss into net period benefit cost during the year ending September 30, 2011, are as follows:

	Pension	Postretirement
Net actuarial (loss)/gain	$ (14.9)	$ 1.3
Prior service credit	5.6	2.6
Initial net obligation	(0.2)	-

ENERGIZER HOLDINGS, INC.

(Dollars in millions, except per share and percentage data)

The following table presents assumptions, which reflect weighted-averages for the component plans, used in determining the above information:

	September 30,			
	Pension		Postretirement	
	2010	2009	**2010**	2009
Plan obligations:				
Discount rate	**4.8%**	5.6%	**5.1%**	5.9%
Compensation increase rate	**3.4%**	3.8%	**N/A**	3.5%
Net periodic benefit cost:				
Discount rate	**5.6%**	7.0%	**5.9%**	7.5%
Expected long-term rate of return on plan	**8.0%**	8.0%	**3.5%**	3.7%
Compensation increase rate	**3.8%**	4.2%	**N/A**	3.9%

The expected return on plan assets was determined based on historical and expected future returns of the various asset classes, using the target allocations described below. Specifically, the expected return on equities (U.S. and foreign combined) is 9.6%, and the expected return on debt securities (including higher-quality and lower-quality bonds) is 4.9%.

The following table sets forth the fair value of the Company's pension assets as of September 30, 2010 segregated by level within the fair value hierarchy. Refer to Note 13 of the Notes to Consolidated Financial Statements for further discussion on the fair value hierarchy and fair value principles.

	Pension Benefits		
ASSETS AT FAIR VALUE	**Level 1**	**Level 2**	**Total**
EQUITY			
U.S. Equity	$ 186.3	$ 94.5	$ 280.8
International Equity	35.8	134.3	170.1
DEBT			
U.S. Gov't	196.2	-	196.2
Other Gov't	23.4	24.8	48.2
Corporate	6.2	24.0	30.2
CASH & CASH EQUIVALENTS	6.8	7.3	14.1
OTHER	4.3	8.9	13.2
TOTAL	$ 459.0	$ 293.8	$ 752.8

The $1.0 of postretirement assets were classified as Level 1 at September 30, 2010.

There were no Level 3 pension and other postretirement plan assets at September 30, 2010.

Our investment objective for defined benefit retirement plan assets is to satisfy the current and future pension benefit obligations. The investment philosophy is to achieve this objective through diversification of the retirement plan assets. The goal is to earn a suitable return with an appropriate level of risk while maintaining adequate liquidity to distribute benefit payments. The diversified asset allocation includes equity positions, as well as a fixed income allocation. The increased volatility associated with equities is offset with higher expected returns, while the long duration fixed income positions help dampen the volatility of the overall portfolio. Risk exposure is controlled by rebalancing the retirement plan assets back to target allocations, as needed. Investment firms managing retirement plan assets carry out investment policy within their stated

(Dollars in millions, except per share and percentage data)

guidelines. Investment performance is monitored against benchmark indices, which reflect the policy and target allocation of the retirement plan assets.

Effective January 1, 2010, the pension benefit earned to date by active participants under the U.S. pension plan was frozen and future retirement benefits accrue to active participants using a new retirement accumulation formula. Under this new formula, active participants earn a retirement benefit equal to 6% per annum of their pensionable earnings during a calendar year. In addition, an interest credit is applied to the benefits earned under this revised formula at a rate equal to a 30 year U.S. Treasury note. Finally, active participants that met certain age and service criteria as of December 31, 2009, receive a transitional benefit in addition to the pension credit of 6% per annum. This transitional benefit provides an additional pension credit of 2% to 4% per annum of pensionable earnings plus the applicable interest credit, through 2014.

In March 2010, the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (the Acts) were signed into law in the United States. This legislation extends health care coverage to many uninsured individuals and expands coverage to those already insured. We have evaluated the effect of the Acts on our U.S. retiree medical obligation. Under the structure of our U.S. plan, the Company has limited its financial commitment for the benefits provided under the plan; all costs in excess of the Company's commitment are allocated to the retirees. Any increased costs from the Acts will also be allocated to the retirees and will not change the Company's financial commitment. As such, we have not added any additional obligation related to the Acts to the Company's postretirement benefit obligation.

(9) Defined Contribution Plan

The Company sponsors a defined contribution plan, which extends participation eligibility to substantially all U.S. employees. The Company matches 50% of participant's before-tax contributions up to 6% of eligible compensation. In addition, participants can make after-tax contributions into the plan. The participant's after-tax contribution of 1% of eligible compensation was matched with a 325% Company contribution to the participant's pension plan account. Effective January 1, 2010, the Company no longer matched the 1% after tax contribution with a 325% Company contribution to the participant's pension plan account. Amounts charged to expense during fiscal 2010, 2009, and 2008 were $8.0, $8.1, and $8.5, respectively, and are reflected in SG&A and Cost of products sold in the Consolidated Statements of Earnings.

(10) Debt

Notes payable at September 30, 2010 and 2009 consisted of notes payable to financial institutions with original maturities of less than one year of $24.9 and $169.1, respectively, and had a weighted-average interest rate of 5.7% and 3.5%, respectively.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

The detail of long-term debt at September 30 for the year indicated is as follows:

	2010	2009
Private Placement, fixed interest rates ranging from 3.9% to 6.6%, due 2011 to 2017	**$ 1,835.0**	$ 1,930.0
Term Loan, variable interest at LIBOR + 63 basis points, or 0.9%, due 2012	**453.5**	459.5
Total long-term debt, including current maturities	**2,288.5**	2,389.5
Less current portion	**266.0**	101.0
Total long-term debt	**$ 2,022.5**	$ 2,288.5

The Company's total borrowings were $2,313.4 at September 30, 2010, including $478.4 tied to variable interest rates, of which $300 is hedged via the interest rate swap noted below. The Company maintains total debt facilities of $2,588.4, exclusive of available borrowings under the receivables securitization program, of which $259.7 remained available as of September 30, 2010.

During the second quarter of fiscal 2009, the Company entered into interest rate swap agreements with two major financial institutions that fixed the variable benchmark component (LIBOR) of the Company's interest rate on $300 of the Company's variable rate debt through December 2012 at an interest rate of 1.9%.

In May 2011, the Company's $275 U.S. revolving credit facility will mature. At September 30, 2010, there were no outstanding borrowings under this facility. It is our intent to renew this facility in advance of the May maturity date. However, we can provide no assurances that this facility will be renewed, or if renewed, that the terms will be as favorable as those contained in the existing facility.

Under the terms of the Company's credit agreements, the ratio of the Company's indebtedness to its EBITDA, as defined in the agreements and detailed below, cannot be greater than 4.00 to 1, and may not remain above 3.50 to 1 for more than four consecutive quarters. If and so long as the ratio is above 3.50 to 1 for any period, the Company is required to pay additional interest expense for the period in which the ratio exceeds 3.50 to 1. The interest rate margin and certain fees vary depending on the indebtedness to EBITDA ratio. Under the Company's private placement note agreements, the ratio of indebtedness to EBITDA may not exceed 4.0 to 1. However, if the ratio is above 3.50 to 1, the Company is required to pay an additional 75 basis points in interest for the period in which the ratio exceeds 3.50 to 1. In addition, under the credit agreements, the ratio of its current year EBIT, as defined in the agreements, to total interest expense must exceed 3.00 to 1. The Company's ratio of indebtedness to its EBITDA was 2.70 to 1, and the ratio of its EBIT to total interest expense was 5.72 to 1, as of September 30, 2010. The Company anticipates that it will remain in compliance with its debt covenants for the foreseeable future. The negative impact on EBITDA resulting primarily from the Venezuela devaluation of $18.3, pre-tax, is included in the trailing twelve month EBITDA calculation at September 30, 2010, and negatively impacted the ratio of indebtedness to EBITDA at September 30, 2010. If the Company fails to comply with the financial covenants referred to above or with other requirements of the credit agreements or private placement note agreements, the lenders would have the right to accelerate the maturity of the debt. Acceleration under one of these facilities would trigger cross defaults on other borrowings.

(Dollars in millions, except per share and percentage data)

Under the credit agreements, EBITDA is defined as net earnings, as adjusted to add-back interest expense, income taxes, depreciation and amortization, all of which are determined in accordance with GAAP. In addition, the credit agreement allows certain non-cash charges such as stock award amortization and asset write-offs or impairments to be "added-back" in determining EBITDA for purposes of the indebtedness ratio. Severance and other cash charges incurred as a result of restructuring and realignment activities as well as expenses incurred in acquisition integration activities are included as reductions in EBITDA for calculation of the indebtedness ratio. In the event of an acquisition, the EBITDA is calculated on a pro forma basis to include the trailing twelve-month EBITDA of the acquired company or brands. Total debt is calculated in accordance with GAAP, but excludes outstanding borrowings under the receivable securitization program. EBIT is calculated in a fashion identical to EBITDA except that depreciation and amortization are not "added-back". Total interest expense is calculated in accordance with GAAP.

On May 3, 2010, the Company amended and renewed its existing receivables securitization program, under which the Company routinely sells a pool of U.S. accounts receivable through a financing arrangement between Energizer Receivables Funding Corporation, which is a bankruptcy-remote special purpose entity subsidiary of the Company, and outside parties (the Conduits). Under the current structure, funds received from the Conduit are treated as borrowings rather than proceeds of accounts receivables sold for accounting purposes. Borrowings under this program, which may not exceed $200, receive favorable treatment in the Company's debt compliance covenants. The program renews annually in May. We can provide no assurance that the facility will be renewed on an annual basis, or if renewed, it may be done so on less favorable terms. At September 30, 2010, there were no borrowings outstanding under this facility.

The counterparties to long-term committed borrowings consist of a number of major financial institutions. The Company continually monitors positions with, and credit ratings of, counterparties both internally and by using outside ratings agencies. The Company has staggered long-term borrowing maturities through 2017 to reduce refinancing risk in any single year and to optimize the use of cash flow for repayment.

Aggregate maturities of long-term debt, including current maturities, at September 30, 2010 are as follows for the fiscal years' noted: $266.0 in 2011, $231.0 in 2012, $701.5 in 2013, $190.0 in 2014, $230.0 in 2015 and $670.0 thereafter. At this time, the Company intends to repay only scheduled debt maturities over the course of the next fiscal year with the intent to preserve committed liquidity.

(11) Preferred Stock

The Company's Articles of Incorporation authorize the Company to issue up to 10 million shares of $0.01 par value of preferred stock. During the three years ended September 30, 2010, there were no shares of preferred stock outstanding.

(12) Shareholders' Equity

At September 30, 2010, there were 300 million shares of ENR stock authorized, of which approximately 2.0 million shares were reserved for issuance under the 2000 Incentive Stock Plan and 1.0 million shares were reserved for issuance under the 2009 Incentive Stock Plan.

Beginning in September 2000, the Company's Board of Directors has approved a series of resolutions authorizing the repurchase of shares of ENR common stock, with no commitments by the Company to repurchase such shares. On July 24, 2006, the Board of Directors approved the

(Dollars in millions, except per share and percentage data)

repurchase of up to an additional 10 million shares and 8 million shares remain under such authorization as of September 30, 2010. There were no shares repurchased during fiscal year 2010 other than a small number of shares related to the net settlement of certain stock awards for tax withholding purposes.

(13) Financial Instruments and Risk Management
The market risk inherent in the Company's financial instruments and positions represents the potential loss arising from adverse changes in currency rates, commodity prices, interest rates and the Company's stock price. Company policy allows derivatives to be used only for identifiable exposures and, therefore, the Company does not enter into hedges for trading purposes where the sole objective is to generate profits.

Concentration of Credit Risk The counterparties to derivative contracts consist of a number of major financial institutions and are generally institutions with which the Company maintains lines of credit. The Company does not enter into derivative contracts through brokers nor does it trade derivative contracts on any other exchange or over-the-counter markets. Risk of currency positions and mark-to-market valuation of positions are strictly monitored at all times.

The Company continually monitors positions with, and credit ratings of, counterparties both internally and by using outside rating agencies. The Company has implemented policies that limit the amount of agreements it enters into with any one party. While nonperformance by these counterparties exposes the Company to potential credit losses, such losses are not anticipated.

The Company sells to a large number of customers primarily in the retail trade, including those in mass merchandising, drugstore, supermarket and other channels of distribution throughout the world. The Company performs ongoing evaluations of its customers' financial condition and creditworthiness, but does not generally require collateral. The Company's largest customer had obligations to the Company with a carrying value of $128.6 at September 30, 2010. While the competitiveness of the retail industry presents an inherent uncertainty, the Company does not believe a significant risk of loss from a concentration of credit risk exists with respect to accounts receivable.

In the ordinary course of business, the Company enters into contractual arrangements (derivatives) to reduce its exposure to foreign currency, interest rate and commodity price risks. The section below outlines the types of derivatives that existed at September 30, 2010 and 2009 as well as the Company's objectives and strategies for holding these derivative instruments.

Commodity Price Risk The Company uses raw materials that are subject to price volatility. At times, hedging instruments are used by the Company to reduce exposure to variability in cash flows associated with future purchases of zinc or other commodities. The fair market value of the Company's outstanding hedging instruments included in Accumulated other comprehensive loss on the Consolidated Balance Sheets was an unrealized pre-tax gain of $1.0 and $6.1 at September 30, 2010 and 2009, respectively. Over the next twelve months, approximately $0.3 of the loss included in Accumulated other comprehensive loss will be recognized in earnings. Contract maturities for these hedges extend into fiscal year 2012. There were 14 open contracts at September 30, 2010.

Foreign Currency Risk A significant portion of Energizer's product cost is more closely tied to the U.S. dollar than to the local currencies in which the product is sold. As such, a weakening of currencies relative to the U.S. dollar results in margin declines unless mitigated through pricing actions, which are not always available due to the competitive environment. Conversely, a strengthening in currencies relative to the U.S. dollar can improve margins. As a result, the

(Dollars in millions, except per share and percentage data)

Company has entered into a series of forward currency contracts to hedge the cash flow uncertainty of forecasted inventory purchases due to short term currency fluctuations. The Company's primary foreign affiliates, which are exposed to U.S. dollar purchases, have the euro, the yen, the British pound, the Canadian dollar and the Australian dollar as their local currencies. At September 30, 2010 and 2009, respectively, the Company had an unrealized pre-tax loss on these forward currency contracts accounted for as cash flow hedges of $16.8 and $15.3 included in Accumulated other comprehensive loss on the Consolidated Balance Sheets. Assuming foreign exchange rates versus the U.S. dollar remain at September 30, 2010 levels, over the next twelve months, approximately $13.3 of the pre-tax loss included in Accumulated other comprehensive loss will be included in earnings. Contract maturities for these hedges extend into fiscal year 2013. There were 59 open contracts at September 30, 2010.

Interest Rate Risk The Company has interest rate risk with respect to interest expense on variable rate debt. At September 30, 2010, the Company had $478.4 of variable rate debt outstanding. During fiscal 2009, the Company entered into interest rate swap agreements with two major financial institutions that fixed the variable benchmark component (LIBOR) of the Company's interest rate on $300 of the Company's variable rate debt through December 2012. At September 30, 2010 and 2009, respectively, the Company had an unrealized pre-tax loss on these interest rate swap agreements of $7.8 and a pre-tax gain of $3.4 included in Accumulated other comprehensive loss on the Consolidated Balance Sheets.

Cash Flow Hedges The Company maintains a number of cash flow hedging programs, as discussed above, to reduce risks related to commodity, foreign currency and interest rate risk. Each of these derivative instruments have a high correlation to the underlying exposure being hedged and have been deemed highly effective for accounting purposes in offsetting the associated risk.

Derivatives not Designated in Hedging Relationships The Company holds a share option with a major financial institution to mitigate the impact of changes in certain of the Company's deferred compensation liabilities, which are tied to the Company's common stock price. Period activity related to the share option is classified in the same category in the cash flow statement as the period activity associated with the Company's deferred compensation liability, which was cash flow from operations.

In addition, the Company enters into foreign currency derivative contracts which are not designated as cash flow hedges for accounting purposes to hedge existing balance sheet exposures. Any losses on these contracts would be offset by exchange gains on the underlying exposures; thus, they are not subject to significant market risk.

ENERGIZER HOLDINGS, INC.

(Dollars in millions, except per share and percentage data)

The following table provides fair values as of September 30, 2010 and 2009, and the amounts of gains and losses on derivative instruments classified as cash flow hedges as of and for the twelve months ended September 30, 2010 and 2009, respectively.

	At September 30, 2010	For Twelve Months Ended September 30, 2010	
Derivatives designated as Cash Flow Hedging Relationships	**Fair Value Asset (Liability) (1) (2)**	**Gain/(Loss) Recognized in OCI (3)**	**Gain/(Loss) Reclassified From OCI into Income (Effective Portion) (4) (5)**
Foreign currency contracts	$ (16.8)	$ (12.3)	$ (10.8)
Commodity contracts (6)	1.0	1.4	7.3
Interest rate contracts	(7.8)	(11.2)	-
Total	$ (23.6)	$ (22.1)	$ (3.5)

	At September 30, 2009	For Twelve Months Ended September 30, 2009	
Derivatives designated as Cash Flow Hedging Relationships	**Fair Value Asset (Liability) (1) (2)**	**Gain/(Loss) Recognized in OCI (3)**	**Gain/(Loss) Reclassified From OCI into Income (Effective Portion) (4) (5)**
Foreign currency contracts	$ (15.3)	$ (16.8)	$ (1.5)
Commodity contracts	6.1	2.1	(20.6)
Interest rate contracts	3.4	3.4	-
Total	$ (5.8)	$ (11.3)	$ (22.1)

(1) All derivative assets are presented in other current assets or other assets.

(2) All derivative liabilities are presented in other current liabilities or other liabilities.

(3) OCI is defined as other comprehensive income.

(4) Gain/(Loss) reclassified to Income was recorded as follows: Foreign currency contracts in other financing, commodity contracts in Cost of products sold.

(5) Each of these derivative instruments has a high correlation to the underlying exposure being hedged and has been deemed highly effective in offsetting associated risk. The ineffective portion recognized in income was insignificant to the twelve months ended September 30, 2010.

(6) At September 30, 2010, $0.8 of losses associated with the Company's commodity contracts were capitalized to AOCI. The loss will be reclassified from AOCI into income as a result of inventory being sold.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

The following table provides fair values as of September 30, 2010 and 2009, and the amounts of gains and losses on derivative instruments not classified as cash flow hedges as of and for the twelve months ended September 30, 2010 and 2009, respectively.

Derivatives not designated as Cash Flow Hedging Relationships	At September 30, 2010 Fair Value Asset (Liability)	For Twelve Months Ended September 30, 2010 Gain/(Loss) Recognized in Income	Income Statement Classification
Share option	$ (2.9)	$ 0.6	SG&A
Foreign currency contracts	2.8	(5.4)	Other financing
Total	$ (0.1)	$ (4.8)	

Derivatives not designated as Cash Flow Hedging Relationships	At September 30, 2009 Fair Value Asset (Liability)	For Twelve Months Ended September 30, 2009 Gain/(Loss) Recognized in Income	Income Statement Classification
Share option	$ 2.0	$ (3.0)	SG&A
Foreign currency contracts	(1.0)	(1.5)	Other financing
Total	$ 1.0	$ (4.5)	

Fair Value Hierarchy Accounting guidance on fair value measurements for certain financial assets and liabilities requires that assets and liabilities carried at fair value be classified in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs reflecting the reporting entity's own assumptions or external inputs from inactive markets.

Under the fair value accounting guidance hierarchy, an entity is required to maximize the use of quoted market prices and minimize the use of unobservable inputs. The following table sets forth the Company's financial assets and liabilities, which are carried at fair value, as of September 30, 2010 and September 30, 2009 that are measured on a recurring basis during the period, segregated by level within the fair value hierarchy:

	Level 2	
	September 30,	
	2010	2009
Assets/(Liabilities) at fair value:		
Deferred Compensation	$ (136.4)	$ (134.5)
Derivatives - Foreign Exchange	(14.0)	(16.3)
Derivatives - Commodity	1.0	6.1
Derivatives - Interest Rate Swap	(7.8)	3.4
Share Option	(2.9)	2.0
Total Assets/(Liabilities) at fair value	$ (160.1)	$ (139.3)

(Dollars in millions, except per share and percentage data)

At September 30, 2010 and 2009 the Company had no level 1 or level 3 financial assets or liabilities.

See Note 7 of the Notes to Consolidated Financial Statements for further discussion of deferred compensation liabilities.

At September 30, 2010 and 2009, the fair market value of fixed rate long-term debt was $2,077.5 and $1,926.2, respectively, compared to its carrying value of $1,835.0 and $1,930.0, respectively. The book value of the Company's variable rate debt approximates fair value. The fair value of the long-term debt is estimated using yields obtained from independent pricing sources for similar types of borrowing arrangements.

Due to the nature of cash and cash equivalents and short-term borrowings, including notes payable, carrying amounts on the balance sheets approximate fair value.

At September 30, 2010, the fair value of foreign currency, interest rate swap and commodity contracts is the amount that the Company would receive or pay to terminate the contracts, considering first, quoted market prices of comparable agreements, or in the absence of quoted market prices, such factors as interest rates, currency exchange rates and remaining maturities.

(14) Environmental and Legal Matters

Government Regulation and Environmental Matters – The operations of the Company, like those of other companies engaged in the Household Products and Personal Care businesses, are subject to various federal, state, foreign and local laws and regulations intended to protect the public health and the environment. These regulations relate primarily to worker safety, air and water quality, underground fuel storage tanks and waste handling and disposal. The Company has received notices from the U.S. Environmental Protection Agency, state agencies and/or private parties seeking contribution, that it has been identified as a "potentially responsible party" (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act, and may be required to share in the cost of cleanup with respect to eight federal "Superfund" sites. It may also be required to share in the cost of cleanup with respect to state-designated sites or other sites outside of the U.S.

Accrued environmental costs at September 30, 2010 were $10.2, of which $2.8 is expected to be spent in fiscal 2011. This accrual is not measured on a discounted basis. It is difficult to quantify with certainty the cost of environmental matters, particularly remediation and future capital expenditures for environmental control equipment. Nevertheless, based on information currently available, the Company believes the possibility of material environmental costs in excess of the accrued amount is remote.

Certain of the Company's products are subject to regulation by the United States Food and Drug Administration (FDA), including tampons and sun care products.

Legal Proceedings – The Company and its subsidiaries are parties to a number of legal proceedings in various jurisdictions arising out of the operations of the Energizer business. Many of these legal matters are in preliminary stages and involve complex issues of law and fact, and may proceed for protracted periods of time. The amount of liability, if any, from these proceedings cannot be determined with certainty. However, based upon present information, the Company believes that its ultimate liability, if any, arising from pending legal proceedings, asserted legal claims and known potential legal claims which are likely to be asserted, are not reasonably likely to be material to the Company's financial position, results of operations, or cash flows, taking into account established accruals for estimated liabilities.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

(15) Other Commitments and Contingencies

Total rental expense less sublease rental income for all operating leases was $30.5, $32.2 and $28.8 in fiscal 2010, 2009 and 2008, respectively. Future minimum rental commitments under noncancellable operating leases in effect as of September 30, 2010, were $22.9 in fiscal 2011, $17.0 in fiscal 2012, $13.6 in fiscal 2013, $11.0 in fiscal 2014, $9.5 in fiscal 2015 and $34.9 thereafter. These leases are primarily for office facilities.

(16) Supplemental Financial Statement Information

The components of certain balance sheet accounts at September 30 for the years indicated are as follows:

	2010	2009
Inventories		
Raw materials and supplies	**$79.5**	$79.2
Work in process	**133.3**	119.6
Finished products	**453.5**	468.5
Total inventories	**$666.3**	$667.3
Other Current Assets		
Miscellaneous receivables	**$50.2**	$54.3
Deferred income tax benefits	**160.4**	133.0
Prepaid expenses	**78.3**	80.9
Other	**19.8**	21.0
Total other current assets	**$308.7**	$289.2
Property, plant and equipment		
Land	**$37.3**	$37.7
Buildings	**283.6**	267.4
Machinery and equipment	**1,644.2**	1,512.0
Construction in progress	**64.6**	157.7
Total gross property	**2,029.7**	1,974.8
Accumulated depreciation	**(1,189.1)**	(1,111.4)
Total property, plant and equipment, net	**$840.6**	$863.4
Other Current Liabilities		
Accrued advertising, promotion and allowances	**$331.3**	$281.2
Accrued salaries, vacations and incentive compensation	**101.5**	92.3
Returns reserve	**51.5**	46.6
Other	**207.3**	237.7
Total other current liabilities	**$691.6**	$657.8
Other Liabilities		
Pensions and other retirement benefits	**$333.7**	$280.0
Deferred compensation	**153.5**	141.3
Deferred income tax liabilities	**449.4**	450.8
Other noncurrent liabilities	**75.7**	66.6
Total other liabilities	**$1,012.3**	$938.7

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

Allowance for Doubtful Accounts

	2010	2009	2008
Balance at beginning of year	$ 11.3	$ 11.2	$ 9.8
Impact of Playtex acquisition	-	-	4.0
Provision charged to expense, net of reversals	4.6	5.9	(0.2)
Write-offs, less recoveries, translation, other	(2.7)	(5.8)	(2.4)
Balance at end of year	$ 13.2	$ 11.3	$ 11.2

Income Tax Valuation Allowance

	2010	2009	2008
Balance at beginning of year	$ 10.3	$ 9.1	$ 4.9
Impact of Playtex acquisition	-	-	5.0
Provision charged to expense	2.7	1.2	0.1
Reversal of provision charged to expense	(1.3)	-	(0.4)
Write-offs, translation, other	(0.7)	-	(0.5)
Balance at end of year	$ 11.0	$ 10.3	$ 9.1

Supplemental Disclosure of Cash Flow Information

	2010	2009	2008
Interest paid	$ 122.1	$ 150.4	$ 143.6
Income taxes paid	131.5	167.3	90.6

(17) Segment Information

Operations for the Company are managed via two segments - Household Products (Battery and Lighting Products) and Personal Care (Wet Shave, Skin Care, Feminine Care and Infant Care). Segment performance is evaluated based on segment operating profit, exclusive of general corporate expenses, share-based compensation costs, costs associated with most restructuring, integration or business realignment activities and amortization of intangible assets. Financial items, such as interest income and expense, are managed on a global basis at the corporate level.

For the twelve months ended September 30, 2010, the Company recorded a pre-tax loss of $18.3, due primarily to the recent devaluation of our Venezuela affiliate's U.S. dollar based intercompany payable. This impact, which is included in Other financing expense, net on the Consolidated Statements of Earnings, is shown collectively as a separate line item on the table below and is not considered in evaluating segment performance. However, normal operating results in Venezuela, such as sales, gross margin and spending have been impacted by translating at less favorable exchange rates and unfavorable local economic conditions. These operating results remain as part of the reported segment totals.

The reduction in gross profit associated with the write-up and subsequent sale of the inventory acquired in the Edge/Skintimate acquisition in fiscal 2009, which was $3.7, and the Playtex acquisition in fiscal 2008, which was $27.5, as well as the related acquisition integration costs in all periods presented are not reflected in the Personal Care segment, but rather presented below segment profit, as they are non-recurring items directly associated with the acquisitions. Such presentation reflects management's view on how it evaluates segment performance.

In the fourth quarter of fiscal 2009, the Company implemented a voluntary employee retirement option (VERO) for eligible U.S. colleagues. The decision to accept the cash benefits offered under the VERO was at the election of the colleague and was irrevocable. Payments under the VERO were cash only, and did not include any enhancement to pension or retirement benefits.

In addition, the Company implemented a RIF program primarily in the U.S., to further adjust the organizational structure. The total charge for the VERO and RIF in the fourth quarter of fiscal 2009 was $38.6 and was included in SG&A. This program, which was primarily in the Household Products business is presented as a separate line below segment profit.

Also in fiscal 2009, we recorded a favorable adjustment of $24.1 resulting from a change in the policy under which colleagues earn and vest in the Company's paid time off (PTO) benefit. Prior to the change, colleagues were granted and vested in their total PTO days at the beginning of the calendar year, and received a cash payment for unused days in the event of termination during the year. As such, the value of a full year of PTO, net of days used, was accrued at any given balance sheet date. As part of a review of certain benefit programs, this policy was revised in fiscal 2009 to a more "market" policy for PTO. The revised policy has an "earn as you go" approach, under which colleagues earn current-year PTO on a pro-rata basis as they work during the year. As a result of this change, any previously earned and vested benefit under the prior policy was forfeited, and the required liability at the date of the policy change was adjusted to reflect the revised benefit. This favorable adjustment is not reflected in the Household Products or Personal Care segments, but rather presented as a separate line item below segment profit as it is not considered operational in nature.

The presentation for inventory write-up, acquisition integration costs, VERO/RIF costs and favorable PTO adjustment reflects management's view on how it evaluates segment performance.

The Company's operating model includes a combination of stand-alone and combined business functions between Household Products and Personal Care, varying by country and region of the world. Shared functions include product warehousing and distribution, various transaction processing functions, and, in some countries, a combined sales force and management. Such allocations do not represent the costs of such services if performed on a stand-alone basis. The Company applies a fully allocated cost basis, in which shared business functions are allocated between the businesses.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

Wal-Mart Stores, Inc. and its subsidiaries accounted for 20.1%, 21.4% and 20.8% of total net sales in fiscal 2010, 2009 and 2008, respectively, primarily in North America. Corporate assets shown in the following table include all cash and cash equivalents, financial instruments and deferred tax assets that are managed outside of operating segments.

Net Sales	**2010**	2009	2008
Household Products	**$ 2,199.7**	$ 2,109.5	$ 2,474.3
Personal Care	**2,048.6**	1,890.3	1,856.7
Total net sales	**$ 4,248.3**	$ 3,999.8	$ 4,331.0

	2010	2009	2008
Operating Profit			
Household Products	**$ 451.1**	$ 398.6	$ 489.1
Personal Care	**366.6**	341.1	322.5
Total operating profit	**817.7**	739.7	811.6
General corporate and other expenses	**(108.9)**	(97.4)	(104.9)
Venezuela devaluation/other impacts	**(18.3)**	-	-
VERO/RIF	**-**	(38.6)	-
PTO policy change	**-**	24.1	-
Acquisition inventory valuation	**-**	(3.7)	(27.5)
Amortization	**(13.6)**	(13.1)	(14.0)
Interest and other financing items	**(133.5)**	(165.7)	(192.0)
Total earnings before income taxes	**$ 543.4**	$ 445.3	$ 473.2
Depreciation and Amortization			
Household Products	**$ 65.8**	$ 65.6	$ 67.0
Personal Care	**57.9**	50.9	59.4
Total segment depreciation and amortization	**123.7**	116.5	126.4
Corporate	**15.5**	13.9	14.9
Total depreciation and amortization	**$ 139.2**	$ 130.4	$ 141.3
Total Assets			
Household Products	**$ 1,299.1**	$ 1,370.6	
Personal Care	**1,156.6**	1,125.7	
Total segment assets	**2,455.7**	2,496.3	
Corporate	**841.6**	537.9	
Goodwill and other intangible assets, net	**3,090.6**	3,114.8	
Total assets	**$ 6,387.9**	$ 6,149.0	
Capital Expenditures			
Household Products	**$ 38.2**	$ 56.9	$ 79.3
Personal Care	**69.2**	80.8	78.9
Total segment capital expenditures	**107.4**	137.7	158.2
Corporate	**1.3**	2.0	1.8
Total capital expenditures	**$ 108.7**	$ 139.7	$ 160.0

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

Geographic segment information on a legal entity basis:

	2010	2009	2008
Net Sales to Customers			
United States	**$ 2,196.8**	$ 2,100.1	$ 2,207.8
International	**2,051.5**	1,899.7	2,123.2
Total net sales	**$ 4,248.3**	$ 3,999.8	$ 4,331.0
Long-Lived Assets			
United States	**$ 532.3**	$ 561.3	
Germany	**106.2**	128.7	
Singapore	**79.6**	74.3	
Other International	**149.7**	144.1	
Total long-lived assets	**$ 867.8**	$ 908.4	

The Company's international net sales are derived from customers in numerous countries, with sales to customers in Canada representing 5.7%, 5.1% and 5.4% of the Company's total net sales in fiscal 2010, 2009 and 2008, respectively. Net sales to customers in all other single foreign countries represented less than 5% of the Company's total net sales for each of the three years presented.

Supplemental product information is presented below for net sales:

	2010	2009	2008
Net Sales			
Alkaline batteries	**$ 1,327.9**	$ 1,264.3	$ 1,490.1
Other batteries and lighting products	**871.8**	845.2	984.2
Wet Shave	**1,265.1**	1,118.1	1,085.0
Skin Care	**383.0**	364.0	364.1
Feminine Care	**198.8**	214.1	222.6
Infant Care	**201.7**	194.1	185.0
Total net sales	**$ 4,248.3**	$ 3,999.8	$ 4,331.0

(Dollars in millions, except per share and percentage data)

(18) Quarterly Financial Information – (Unaudited)

The results of any single quarter are not necessarily indicative of the Company's results for the full year. Net earnings of the Company are impacted in the first quarter by the additional battery product sales volume associated with the December holiday season. Earnings per share data are computed independently for each of the periods presented. As a result, the sum of the earnings per share amounts for the quarter may not equal the total for the year.

	First	Second	Third	Fourth
Fiscal 2010				
Net sales	**$ 1,176.7**	**$ 935.1**	**$ 1,076.8**	**$ 1,059.7**
Gross profit	**560.2**	**447.2**	**517.6**	**494.3**
Net earnings	**125.7**	**88.5**	**104.0**	**84.8**
Basic earnings per share	**$1.80**	**$1.27**	**$1.48**	**$1.21**
Diluted earnings per share	**$1.78**	**$1.25**	**$1.47**	**$1.20**
Items increasing/(decreasing) net earnings:				
Venezuela	**$ (25.5)**	**$ 2.8**	**$ 5.7**	**$ 2.8**
VERO/Separation costs	**-**	**-**	**(0.1)**	**0.2**
Integration costs	**(1.0)**	**(0.6)**	**(0.3)**	**0.1**
Provisions for restructuring and related costs	**(3.5)**	**(0.5)**	**(0.5)**	**(1.1)**
Tax benefits - special foreign tax credit	**-**	**-**	**-**	**23.5**
Adjustment to prior years tax accruals	**-**	**-**	**3.7**	**2.4**

	First	Second	Third	Fourth
Fiscal 2009				
Net sales	$ 1,042.5	$ 880.4	$ 997.5	$ 1,079.4
Gross profit	513.5	413.6	457.8	473.7
Net earnings	111.0	77.0	72.7	37.1
Basic earnings per share	$1.90	$1.32	$1.15	$0.53
Diluted earnings per share	$1.88	$1.30	$1.13	$0.53
Items increasing/(decreasing) net earnings:				
PTO adjustment	$ -	$ 14.5	$ 0.7	$ -
VERO/Separation costs	-	-	-	(24.3)
Acquisition inventory valuation	-	-	-	(2.3)
Integration costs	(0.9)	(1.1)	-	(1.1)
Provisions for restructuring and related costs	(2.1)	(3.1)	(0.2)	(0.4)
Adjustment to prior years tax accruals	0.9	0.1	(1.4)	(1.1)

Earnings per share data are computed independently for each of the periods presented. As a result, the sum of the earnings per share amounts for the quarters may not equal the total for the year.

(19) Subsequent Events

On November 1, 2010, which is fiscal 2011, the Board of Directors (the "Board") authorized a Household Products multi-year program designed to accelerate investments in both geographic and product growth opportunities, streamline our worldwide manufacturing operations and improve the efficiency of our administrative operations. The Board authorized a broad restructuring plan and has delegated authority to management to determine the final plan with respect to the initiatives, which are expected to result in pre-tax charges in the range of $65 to $85 over the next twelve months, with the vast majority associated with manufacturing capacity rationalization. The remainder relates to overhead reductions. Although the specific actions to be taken are not yet resolved, annual pre-tax savings, related primarily to headcount reduction and manufacturing efficiencies, are expected to be in the range of $25 to $35, by the end of fiscal 2012.

On November 23, 2010, we completed the acquisition of American Safety Razor, LLC, a Delaware limited liability company ("ASR"), as we acquired substantially all of the assets of ASR, including the assets of its U.S. subsidiaries and the stock of its non-U.S. subsidiaries, and assumed substantially all of the liabilities of ASR and its U.S. subsidiaries, for a cash purchase price of $301. The Company financed this transaction with available cash of approximately $150 and borrowings from our existing receivable securitization program. ASR will be part of our Personal Care Segment. ASR provides an important strategic fit and opportunity for the Personal Care business as it competes in the value segment of the wet shave category. The Company's legacy Wet Shave product line focuses on branded wet shave products. ASR, founded in 1875, is a leading global manufacturer of private label / value wet shaving razors and blades, and industrial and specialty blades.

(Dollars in millions, except per share and percentage data)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-33690, 333-35116, 333-33676, 333-157070) and Form S-3 (333-159110) of Energizer Holdings, Inc. of our report dated November 23, 2010 relating to the financial statements and the effectiveness of internal control over financial reporting, which appears in the 2010 Annual Report to Shareholders, which is incorporated in this Annual Report on Form 10-K.

PricewaterhouseCoopers LLP

St. Louis, Missouri
November 23, 2010

Exhibit 31(i)

ENERGIZER HOLDINGS, INC.

(Dollars in millions, except per share and percentage data)

Certification of Chief Executive Officer

I, Ward M. Klein, certify that:

1. I have reviewed this annual report on Form 10-K of Energizer Holdings, Inc.;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:
   a)designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   b)designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c)evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedure, as of the end of the period covered by this report based on such evaluation; and
   d)disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a)all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 23, 2010



Ward M. Klein
Chief Executive Officer

Exhibit 31(ii)

ENERGIZER HOLDINGS, INC.

(Dollars in millions, except per share and percentage data)

Certification of Executive Vice President and Chief Financial Officer

I, Daniel J. Sescleifer, certify that:

1. I have reviewed this annual report on Form 10-K of Energizer Holdings, Inc.;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:
   a)designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   b)designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c)evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedure, as of the end of the period covered by this report based on such evaluation; and
   d)disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a)all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 23, 2010



Daniel J. Sescleifer
Executive Vice President and Chief Financial Officer

Exhibit 32(i)

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Energizer Holdings, Inc. (the "Company") on Form 10-K for the year ended September 30, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Ward M. Klein, Chief Executive Officer of the Company, certify pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to my best knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Dated: November 23, 2010



Ward M. Klein
Chief Executive Officer

(Dollars in millions, except per share and percentage data)

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Energizer Holdings, Inc. (the "Company") on Form 10-K for the year ended September 30, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Daniel J. Sescleifer, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to my best knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Dated: November 23, 2010



Daniel J. Sescleifer
Executive Vice President and Chief
Financial Officer

Board of Directors

Bill G. Armstrong[1][3]
Retired Executive Vice President and Chief Operating Officer, Cargill Animal Nutrition

R. David Hoover[4]
Chairman and Chief Executive Officer, Ball Corporation

John C. Hunter[3]
Retired Chairman, President and Chief Executive Officer, Solutia, Inc.

John E. Klein[1][3]
President, Randolph College

Ward M. Klein[2][4]
Chief Executive Officer, Energizer Holdings, Inc.

W. Patrick McGinnis[2][3]
Chief Executive Officer and President, Nestle Purina PetCare Company

J. Patrick Mulcahy[2][4]
Chairman of the Board, Energizer Holdings, Inc. and Retired Chief Executive Officer, Energizer Holdings, Inc.

Pamela M. Nicholson[1][2][3]
President and Chief Operating Officer, Enterprise Rent-A-Car

John R. Roberts[1][2][3]
Retired Executive Director, Civic Progress St. Louis and Retired Managing Partner of Mid-South Region, Arthur Andersen LLP

(1) Audit Committee
(2) Executive Committee
(3) Nominating & Executive Compensation Committee
(4) Finance & Oversight Committee

Executive Officers

Ward M. Klein*
Chief Executive Officer

David P. Hatfield*
President and Chief Executive Officer, Energizer Personal Care

Joseph W. McClanathan*
President and Chief Executive Officer, Energizer Household Products

Daniel J. Sescleifer*
Executive Vice President Chief Financial Officer

Peter J. Conrad*
Vice President Human Resources

Gayle G. Stratmann*
Vice President and General Counsel

* Section 16 Reporting Officers

Corporate Officers

William C. Fox
Vice President and Treasurer

Mark S. LaVigne
Vice President and Secretary

John J. McColgan
Vice President and Controller

Corporate Information

Corporate Headquarters
Energizer Holdings, Inc.
533 Maryville University Dr.
St. Louis, Missouri 63141
(314) 985-2000
www.energizer.com

Date and State of Incorporation
September 23, 1999 – Missouri

Fiscal Year End
September 30

Shareholders
On September 30, 2010, there were approximately 11,500 shareholders of record.

Independent Accountants
PricewaterhouseCoopers LLP
St. Louis, Missouri

Annual Meeting
The Company's annual meeting of shareholders is scheduled for January 18, 2011, at 3:00 p.m. at Energizer's World Headquarters, 533 Maryville University Drive, St. Louis, Missouri 63141.

Common Stock Information
The table below sets forth, for the fiscal quarter indicated, the reported high and low sale prices of the Company's common stock, as reported on the New York Stock Exchange.

Fiscal 2010	High	Low
First Quarter	$66.90	$52.58
Second Quarter	$65.74	$53.88
Third Quarter	$63.37	$50.24
Fourth Quarter	$72.50	$49.25

Dividends
To date, the Company has not declared nor paid any cash dividend.

SEC Form 10-K
Shareholders may receive a copy of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K free of charge by writing or calling the Investor Relations Department at Energizer's corporate headquarters, as listed above or by retrieving this information from the Company's website, www.energizer.com.

Code of Ethics
The Company has adopted a code of ethics that is applicable to all of its directors and employees, including the Chief Executive Officer, Executive Vice President and Chief Financial Officer, and Controller. The Company's code of ethics has been posted on the Company's website at www.energizer.com.

Officer Certifications
As required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, the Company has filed certifications of its Chief Executive Officer and Chief Financial Officer with the Securities and Exchange Commission as exhibits to its Annual Report on Form 10-K for the period ended September 30, 2010. In addition, the Chief Executive Officer has certified to the New York Stock Exchange ("NYSE") that he is not aware of any violations by the Company of the NYSE corporate governance listing standards.

Transfer Agent and Registrar
Continental Stock Transfer & Trust Company is Energizer's stock transfer agent and registrar and maintains the company's shareholder records. Shareholders needing information about account records, stock certificates and change of address should contact:

Continental Stock Transfer & Trust Company
17 Battery Place South, 8th Floor
New York, NY 10004
(888) 509-5580

Financial Community Information
Inquiries from institutional investors, financial analysts, registered representatives, portfolio managers and individual shareholders should be directed to Investor Relations at Energizer's corporate headquarters listed above.

FORWARD-LOOKING STATEMENTS

We discuss expectations regarding future performance, events and outcomes, such as our business outlook and objectives, in this annual report. All such statements are "forward-looking statements," and are based on financial data and our business plans available as of the date of this annual report, which may become out-of-date or incomplete. We assume no obligation to update any forward-looking statements as a result of new information, future events or other factors. Forward-looking statements are inherently uncertain and investors must recognize that actual results could be significantly different from our expectations. Risks and uncertainties that could cause results to differ from expectations are detailed in Energizer's Annual Report on Form 10-K for the year ended September 30, 2010, and in our other filings with the Securities and Exchange Commission.

Design: Falk Harrison, St. Louis, Missouri

ENERGIZER HOLDINGS, INC.

533 Maryville University Drive St. Louis, Missouri 63141 314.985.2000
www.energizer.com